SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 24, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Financial Statements as of December 31, 2022 together with the Independent Auditor’s Reports on Financial Statements

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

CONTENT

Cover sheet

Consolidated Financial Statements

Consolidated statement of financial position
Consolidated statement of income
Consolidated statement of other comprehensive income
Consolidated statement of changes in shareholders’ equity
Consolidated statement of cash flows

Notes to the consolidated Financial Statements

Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Derivative financial instruments
Note 6: Repo transactions
Note 7: Other financial assets
Note 8: Loans and other financing
Note 9: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 10: Financial assets delivered as guarantee
Note 11: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 12: Fair value quantitative and qualitative disclosures
Note 13: Business combinations
Note 14: Investment in associates and joint arrangements
Note 15: Other non-financial assets
Note 16: Related parties
Note 17: Deposits
Note 18: Other financial liabilities
Note 19: Leases
Note 20: Provisions
Note 21: Other non-financial liabilities
Note 22: Employee benefits payable
Note 23: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 24: Disclosures by operating segment
Note 25: Income tax
Note 26: Commissions income
Note 27: Differences in quoted prices of gold and foreign currency
Note 28: Other operating income
Note 29: Employee benefits
Note 30: Administrative expenses
Note 31: Other operating expenses

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

CONTENT (contd.)

Notes to the consolidated Financial Statements (contd.)

Note 32: Additional disclosures in the statement of cash flows
Note 33: Capital stock
Note 34: Earnings per share – Dividends
Note 35: Deposit guarantee insurance
Note 36: Restricted assets
Note 37: Trust activities
Note 38: Compliance with CNV regulations
Note 39: Accounting items that identify the compliance with minimum cash requirements
Note 40: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 41: Corporate bonds issuance
Note 42: Off balance sheet transactions
Note 43: Tax and other claims
Note 44: Restriction on dividends distribution
Note 45: Capital management, corporate governance transparency policy and risk management
Note 46: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 47: Events after reporting period
Note 48: Accounting principles – explanation added for translation into English

Consolidated exhibits

Exhibit A: Detail of government and private securities
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit E: Detailed information on interest in other companies
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit N: Credit assistance to related parties
Exhibit P: Categories of financial assets and liabilities
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Separate Financial Statements

Separate Financial Statements
Notes to the separate Financial Statements
Separated exhibits

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

CONTENT (contd.)

Earnings distribution proposal

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to By-Laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	12	P	250,089,093	335,692,114
Cash			27,612,616	51,862,712
Central Bank of Argentina			143,526,540	207,729,609
Other Local and Foreign Entities			78,937,819	76,087,274
Other			12,118	12,519
Debt Securities at fair value through profit or loss	12	A and P	211,054,112	63,125,824
Derivative Financial Instruments	5 and 12	P	42,899	2,524
Repo transactions	6 and 12	P	61,929,317	61,176,357
Other Financial Assets	7, 9 and 12	P and R	57,944,523	68,497,221
Loans and other financing	8, 9 and 12	B, C, D, P and R	598,601,030	686,328,426
Non-financial Public Sector			2,206,935	4,628,306
Other Financial Entities			927,272	2,941,876
Non-financial Private Sector and Foreign Residents			595,466,823	678,758,244
Other Debt Securities	9 and 12	A, P and R	737,506,031	557,069,190
Financial Assets delivered as guarantee	10, 12 and 36	P	30,620,278	34,993,147
Current Income Tax Assets	25		-	1,058,582
Equity Instruments at fair value through profit or loss	11 and 12	A and P	839,458	4,245,510
Investment in associates and joint arrangements	14	E	1,141,599	953,520
Property, plant and equipment		F	101,863,737	102,991,484
Intangible Assets		G	17,439,760	16,370,965
Deferred Income Tax Assets	25		73,569	93,092
Other Non-financial Assets	15		12,452,870	4,541,843
Non-current Assets held for sale			8,856,247	6,314,263
TOTAL ASSETS			2,090,454,523	1,943,454,062

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
LIABILITIES
Deposits	12 and 17	H, I and P	1,295,395,069	1,147,041,028
Non-financial Public Sector			109,952,253	109,868,280
Financial Sector			1,653,447	1,872,336
Non-financial Private Sector and Foreign Residents			1,183,789,369	1,035,300,412
Liabilities at fair value through profit or loss	12	I and P	526,027	3,170,711
Derivative Financial Instruments	5 and 12	I and P	2,371	4,933
Other Financial Liabilities	12 and 18	I and P	135,091,316	131,278,389
Financing received from the Central Bank of Argentina and other financial institutions	12	I and P	2,449,342	852,660
Issued Corporate Bonds	12 and 41	I and P	2,715,556	5,825,893
Current Income Tax Liabilities	25		10,849,439	684,304
Subordinated Corporate Bonds	12 and 41	I and P	72,129,837	81,762,819
Provisions	20	J and R	2,713,078	3,197,675
Deferred Income Tax Liabilities	25		13,278,200	11,087,721
Other Non-financial Liabilities	21		42,809,291	93,758,925
TOTAL LIABILITIES			1,577,959,526	1,478,665,058
SHAREHOLDERS’ EQUITY
Capital Stock	33		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			173,290,106	173,290,106
Earnings Reserved			282,844,496	237,309,036
Unappropriated Retained Earnings			136,606	(17,376,187)
Accumulated Other Comprehensive Income			31,388	5,590,301
Net Income for the fiscal year			43,038,519	52,832,766
Net Shareholders’ Equity attributable to controlling interest			512,410,309	464,715,216
Net Shareholders’ Equity attributable to non-controlling interests			84,688	73,788
TOTAL SHAREHOLDERS’ EQUITY			512,494,997	464,789,004
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			2,090,454,523	1,943,454,062

The notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
Interest income		Q	612,465,374	439,126,515
Interest expense		Q	(307,140,282)	(183,872,424)
Net Interest Income			305,325,092	255,254,091

Commissions income	26	Q	75,402,581	72,042,451
Commissions expense		Q	(7,413,595)	(6,878,052)
Net Commissions Income			67,988,986	65,164,399
Subtotal (Net Interest income plus Net Commissions income)			373,314,078	320,418,490

Net gain from measurement of financial instruments at fair value through profit or loss		Q	47,846,601	38,576,987
Profit from sold or derecognized assets at amortized cost			169,626	475,397
Differences in quoted prices of gold and foreign currency	27		62,273,582	9,053,376
Other operating income	28		21,176,536	15,259,712
Allowance for loan losses			(6,558,455)	(4,782,700)
Net Operating Income			498,221,968	379,001,262

Employee benefits	29		(77,638,291)	(76,906,728)
Administrative expenses	30		(39,155,671)	(39,137,679)
Depreciation and amortization of fixed assets		F and G	(15,248,627)	(13,880,389)
Other operating expenses	31		(74,992,991)	(66,692,124)
Operating Income			291,186,388	182,384,342

(Loss) / Income from associates and joint arrangements	14		(113,516)	170,439
Loss on net monetary position			(228,573,138)	(126,481,993)
Income before tax on continuing operations			62,499,734	56,072,788

Income tax on continuing operations	25.c)		(19,454,138)	(3,238,566)
Net Income from continuing operations			43,045,596	52,834,222
Net Income for the fiscal year			43,045,596	52,834,222
Net Income for the fiscal year attributable to controlling interest			43,038,519	52,832,766
Net Income for the fiscal year attributable to non-controlling interest			7,077	1,456

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	12/31/2022	12/31/2021
Net Profit attributable to Parent’s shareholders	43,038,519	52,832,766
Plus: Potential diluted earnings per common share	-	-
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	43,038,519	52,832,766
Weighted average of outstanding common shares for the fiscal year	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects	-	-
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	67.3094	82.6270

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
Net Income for the fiscal year			43,045,596	52,834,222
Items of Other Comprehensive Income that will be reclassified to profit or loss

Foreign currency translation differences in Financial Statements conversion			(718,989)	(1,492,767)
Foreign currency translation differences for the fiscal year			(718,989)	(1,492,767)

Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(4,839,924)	3,779,030

Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(3,077,630)	965,318
Adjustment for reclassification for the fiscal year			(4,208,221)	5,164,359
Income tax	25.c)		2,445,927	(2,350,647)

Total Other Comprehensive (Loss) / Income that will be reclassified to profit or loss			(5,558,913)	2,286,263

Total Other Comprehensive (Loss) / Income			(5,558,913)	2,286,263

Total Comprehensive Income for the fiscal year			37,486,683	55,120,485
Total Comprehensive Income attributable to controlling interest			37,479,606	55,119,029
Total Comprehensive Income attributable to non-controlling interest			7,077	1,456

The notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total controlling interests	Total Non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	173,290,106	1,169,053	4,421,248	94,354,253	142,954,783	35,456,579	464,715,216	73,788	464,789,004
Total comprehensive income for the fiscal year
- Net income for the fiscal year									43,038,519	43,038,519	7,077	43,045,596
- Other comprehensive loss for the fiscal year					(718,989)	(4,839,924)				(5,558,913)		(5,558,913)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 29, 2022
Legal reserve							7,091,317		(7,091,317)
Reserve for dividends pending authorization from the BCRA	34							38,444,143	(27,637,010)	10,807,133		10,807,133
Personal property tax on business corporation									(591,646)	(591,646)		(591,646)
Other changes											3,823	3,823
Amount at the end of the fiscal year		639,413	12,429,781	173,290,106	450,064	(418,676)	101,445,570	181,398,926	43,175,125	512,410,309	84,688	512,494,997

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total controlling interests	Total Non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	173,290,106	2,661,820	642,218	94,354,253	228,532,620	(77,162,594)	435,387,617	5,493	435,393,110
Total comprehensive income for the fiscal year
- Net income for the fiscal year									52,832,766	52,832,766	1,456	52,834,222
- Other comprehensive income for the fiscal year					(1,492,767)	3,779,030				2,286,263		2,286,263
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
- Cash dividends								(25,011,252)		(25,011,252)		(25,011,252)
- Absorption of Accumulated loss
Facultative reserve								(1,300)	1,300
Facultative reserve for future distribution of earnings								(59,785,107)	59,785,107
Personal property tax on business corporation								(780,178)		(780,178)		(780,178)
Other changes											66,839	66,839
Amount at the end of the fiscal year		639,413	12,429,781	173,290,106	1,169,053	4,421,248	94,354,253	142,954,783	35,456,579	464,715,216	73,788	464,789,004

The notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	12/31/2022	12/31/2021
Cash flows from operating activities
Income for the fiscal year before income tax		62,499,734	56,072,788
Adjustment for the total monetary effect for the fiscal year		228,573,138	126,481,993

Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		15,248,627	13,880,389
Allowance for loan losses		6,558,455	4,782,700
Difference in quoted prices of foreign currency		(84,617,122)	(33,568,600)
Other adjustments		146,428,135	97,880,267
Net (decrease) / increase from operating assets:
Debt Securities at fair value through profit or loss		(147,937,755)	98,545,297
Derivative Financial Instruments		(40,375)	18,739
Repo transactions		(752,960)	54,732,918
Loans and other financing
Non-financial Public Sector		2,421,371	6,000,091
Other Financial Entities		2,014,604	2,417,129
Non-financial Private Sector and Foreign Residents		76,537,798	55,283,683
Other debt securities		45,093,362	(66,861,892)
Financial assets delivered as guarantee		4,372,869	7,029,825
Equity instruments at fair value through profit or loss		3,406,052	644,162
Other assets		9,927,205	(14,255,818)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial Public Sector		83,973	(106,431,724)
Financial Sector		(218,889)	(175,291)
Non-financial Private Sector and Foreign Residents		148,488,957	(183,368,916)
Liabilities at fair value through profit or loss		(2,644,684)	3,170,711
Derivative financial instruments		(2,562)	4,256
Repo transactions		-	(1,818,749)
Other liabilities		4,979,837	(11,639,183)
Income Tax Payments		(2,690,271)	(21,553,893)
Total cash from operating activities (A)		517,729,499	87,270,882

Delfín Jorge Ezequiel Carballo

Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	12/31/2022	12/31/2021
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(24,326,413)	(13,426,064)
Other payments related to investing activities		(3,823)
Control obtained in subsidiaries and other businesses			(69,450)
Total cash used in investing activities (B)		(24,330,236)	(13,495,514)
Cash flows from financing activities
Payments:
Dividends		(19,094,765)	-
Non-subordinated corporate bonds		(5,096,519)	(7,966,533)
Financing to local financial entities		-	(1,546,812)
Subordinated Corporate Bonds		(4,654,071)	(5,870,991)
Other payments related to financing activities		(1,037,329)	(1,520,684)
Collections/Incomes:
Non subordinated corporate bonds		2,949,563
Financing to local financial entities		1,954,296	-
Total cash used in financing activities (C)		(24,978,825)	(16,905,020)
Effect of exchange rate fluctuations (D)		126,319,062	52,772,391
Monetary effect on cash and cash equivalents (E)		(448,538,096)	(280,977,767)
Net increase/ (decrease) in cash and cash equivalents (A+B+C+D+E)		146,201,404	(171,335,028)
Restated cash and cash equivalents at the beginning of the fiscal year	32	603,726,214	775,061,242
Cash and cash equivalents at the end of the fiscal year	32	749,927,618	603,726,214

The notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements

Delfín Jorge Ezequiel Carballo

Chairperson

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payments services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On July 21 and January 17, 2022, the Bank made irrevocable capital contributions for an amount of 245,539 and 130,758 (not restated), respectively. On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. As a consequence, the Bank’s new interest in this company is 8.9927% (see also note 14). The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. The amount paid on October 15, 2021 was 33,488 (not restated). As it is explained in note 3 section “Basis for consolidation”, Fintech SGR is a structured entity in which the Bank has control. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to have access to credit by granting guarantees.

In addition, on October 1, 2021 Banco Macro SA paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MiPyMES, for its acronym in Spanish). See also note 14.

On February 23, 2023, the Board of Directors approved the issuance of these consolidated Financial Statements. Even when the Shareholders’ Meeting has the power to amend these consolidated Financial Statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of December 31, 2022 and 2021, the deposits held by the Misiones Provincial Government with the Bank amounted to 21,301,169 and 17,672,411 (including 1,615,790 and 2,017,923, related to court deposits), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2022 and 2021, the deposits held by the Salta Provincial Government with the Bank amounted to 34,510,592 and 12,575,320 (including 3,456,827 and 4,287,043, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2022 and 2021, the deposits held by the Jujuy Provincial Government with the Bank amounted to 7,776,867 and 16,415,761 (including 2,224,501 and 3,718,351, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of December 31, 2022 and 2021, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 34,684,101 and 34,098,539 (including 9,263,053 and 9,992,623, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena as of December 31, 2022 for an amount of 524,301, as well as to the Tucumán Provincial Government and the Municipality of Yerba Buena as of December 31, 2021 for an amount of 3,580,730.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these consolidated Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these consolidated Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to measure such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 11). In March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the fiscal year ended December 31, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these consolidated Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these consolidated Financial Statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), general ledger and the consolidated Financial Statements into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These consolidated Financial Statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of December 31, 2022, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Statement of financial position - Disclosure

The Bank presents its statement of financial position in order of liquidity, as established by BCRA Communiqué “A” 6324. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months after the reporting date and more than 12 months after the reporting date is disclosed in note 23.

Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated Financial Statements were prepared on a historical cost basis except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. For further information see Exhibit P “Categories of financial assets and liabilities”. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were valued at Fair Value through Profit or Loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Comparative information

The statement of financial position as of December 31, 2022 and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2022, are presented comparatively with the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These consolidated Financial Statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of December 31, 2022, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 94.79% and 50.94% for the fiscal years ended on December 31, 2022 and 2021, respectively.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the fiscal year.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the fiscal year related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same fiscal year is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the fiscal year. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the fiscal year and deferred tax related to the revaluation is recognized in other comprehensive income for the fiscal year.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Basis for consolidation

These consolidated Financial Statements include the Financial Statements of the Bank and its subsidiaries as of December 31, 2022.

Subsidiaries are all the entities controlled by the Bank. The Bank controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% interest or may not have the control even if it holds more than half of the shares of such other entity.

Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

-	The purpose and design of the controlled entity.

-	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities.

-	Contractual arrangements such as call rights, put rights and liquidation rights.

-	Whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The structured entities have been designed to reach a specific business goal and for voting or similar rights not to be the dominant factor in deciding who controls the entity, such as when any voting rights are related to the administrative tasks only and the relevant activities are directed by means of contractual agreements.

As explained in note 1, on October 1, 2021, the Bank acquired an investment in Fintech SGR. Even though the Bank holds 49.9939% of Class B shares held by the protector partners, and the 24.99% in the total capital stock of this company, the Bank has the power to direct Fintech’s relevant activities. Therefore, the Bank controls this structured entity and consolidates its Financial Statements together with the risk funds (“Fondo de Riesgo”).

Subsidiaries are completely consolidated since the date of the effective transfer of the control over them to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated Financial Statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its subsidiaries. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value on the date control is lost.

The Financial Statements of the subsidiaries have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the Bank. If necessary, adjustments shall be made to the Financial Statements of the subsidiaries so that the accounting policies used by the group are uniform.

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the Financial Statements of its subsidiary Macro Bank Limited, originally stated in US dollars, were translated to pesos (presentation currency) using the following method:

a)	Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for US Dollars at the closing of business on the last business day of each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

b)	Figures related to the owners’ contributions (capital stock, non-capital Contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2022 and 2021, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)	Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in Financial Statements conversion”.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated Financial Statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

As of December 31, 2022 and 2021, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services

Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (2)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

Fintech SGR (Structured entity)	San Martín 140- 2th floor –CABA	Argentina	Granting of guarantees

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 34,063).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

As of December 31, 2022 and 2021, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

•	As of December 31, 2022:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting Rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU (1)	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

(1)	On January 30, 2023, the Bank made a new irrevocable capital contribution in this company for an amount of 330,000.

•	As of December 31, 2021:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SAU	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of December 31, 2022 and 2021 are as follows:

Balances as of 12/31/2022	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	2,057,885,941	16,056,324	33,920,825	197,691	2,534,924	5,311,270	(25,452,452)	2,090,454,523
Liabilities	1,545,475,632	11,096,822	23,422,991	4,926	1,598,066	5,198,348	(8,837,259)	1,577,959,526
Equity attributable to the owners of the Bank	512,410,309	4,959,502	9,991,335	192,765	936,858	112,922	(16,193,382)	512,410,309
Equity attributable to non-controlling interests			506,499				(421,811)	84,688

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Balances as of 12/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,913,375,537	17,819,385	29,383,987	238,359	2,307,368	2,717,603	(22,388,177)	1,943,454,062
Liabilities	1,448,660,321	12,034,621	22,812,220	5,591	1,353,194	2,627,811	(8,828,700)	1,478,665,058
Equity attributable to the owners of the Bank	464,715,216	5,784,764	6,236,163	232,768	954,174	89,792	(13,297,661)	464,715,216
Equity attributable to non-controlling interests			335,604				(261,816)	73,788

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2022.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2022:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate in US Dollars communicated by the BCRA’s dealing room. Foreign exchange differences were recorded in the related Statements of income as “Difference in quoted prices of gold and foreign currency”.

3.2	Financial Instruments

Initial Recognition and Measurement

The Bank recognizes a financial instrument when it becomes party to the contractual provisions thereof.

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e. on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transaction costs directly attributable to the acquisition or issue of the financial asset or liability.

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something other than the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively (see note 6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its debt instruments, in accordance with the Bank’s business model to manage them and the contractual cash flow characteristics thereof:

-	At amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

-	At fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

-	At fair value from profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

-	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel.

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed.

-	The expected frequency, value, timing and reasons of sales are also important aspects.

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the classification of the remaining financial assets held in that business model does not change, but it rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of solely payments of principal and interest (the SPPI test)

As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial instrument, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

For the SPPI test, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in exhibit P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•	Financial assets and liabilities at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management has not designated, at the beginning, financial assets at fair value through profit or loss.

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing them in the short term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value through profit or loss” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value estimation is explained in detail in section “Accounting judgments, estimates and assumptions” of this note, and note 12 describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profit and loss derived from changes in fair value are recognized in other comprehensive income as “Net gain from financial instruments measured at fair value through other comprehensive income”. Interest income (calculated by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Allowance for loan losses”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first-in first-out costing method.

On derecognition, accumulated gains and losses previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost – Effective interest method

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL), considering the exceptions established by BCRA Communiqué “A” 6847, detailed in section 3.2.4.

Interest income and impairment are disclosed in the statement of income as “Interest income” and “Allowance for loan losses”, respectively. Changes in the allowance for ECL are presented in note 9 and exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”.

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the effective interest rate (hereinafter, EIR). For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.2.1	Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the statement of financial position as financing granted (received), under “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less a loss allowance for ECL. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the statement of income as “Interest income”.

3.2.4	Impairment of financial assets

The accounting policy adopted on the impairment of financial assets not measured at fair value through profit or loss is detailed below:

3.2.4.1	Overview of the ECL principles

Except for disclosures to the public sector, which were temporarily excluded by BCRA Communiqué “A” 6847, the Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans; hereinafter, the “financial instruments”. Investments in equity instruments are not subject to impairment under IFRS 9. According to Communiqué “A” 6847, for disclosures to the public sector, BCRA standards on minimum loan loss allowances still apply, which, particularly for this type of sector, indicate that they are not subject to allowances.

The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in note 45.1.1 “Assessment of credit risk impairment”, section “Definitions of significant increase in risk (SICR), impairment and default”.

12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

Lifetime ECL and 12-month ECL are calculated on individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in note 45.1.1, sections “Customers analyzed on a collective basis” and “Customers analyzed on an individual basis”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remaining life of a financial instrument. This is further explained in note 45.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.

According to the aforementioned process, the Bank groups its financial instruments into Stage 1, Stage 2 and Stage 3, also covering purchased or originated financial instruments that are credit impaired, as described below:

•	Stage 1: When financial instruments are recognized for the first time, the Bank recognizes a loss allowance according to 12-month ECL. Stage 1-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to another stage.

•	Stage 2: When a financial instrument shows a SICR since initial recognition, the Bank books a loss allowance for lifetime ECL. Stage 2-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to Stage 3.

•	Stage 3: Financial instruments which credit value is impaired (as described in note 45.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.) The Bank books a loss allowance for lifetime ECL.

•	Purchased or originated financial instruments that are credit impaired: financial instruments that are credit impaired upon initial recognition. Purchased or originated financial instruments that are credit impaired are booked at fair value upon initial recognition and interest income is recognized subsequently at a credit-adjusted effective interest rate. The loss allowance of ECL is only recognized or reversed provided that there is a subsequent change in ECL. The Bank did not purchase or generate credit-impaired financial instruments.

The Bank reduces the carrying amount of the financial instruments which amount owed it does not expect to recover in part or in full. This is considered a derecognition of the financial instrument.

3.2.4.2	The calculation of ECL

The key parameters to calculating ECL are as follows:

•	Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in note 45.1.1, section “Probability of default (PD)”.

•	Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in note 45.1.1 section, “Exposure at default (EAD)”.

•	Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in note 45.1.1, section “Loss given default (LGD)”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

For overdrafts which include both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments (including credit cards) and financial guarantee contracts, ECL are recognized in “Provisions”.

The method for calculating ECL is summarized below:

•	Stage 1: 12-month ECL are calculated as a portion of lifetime ECL, accounting for the ECL of financial instruments from default within the 12 months subsequent to year-end. The Bank calculates the allocation of 12-month ECL based on the expectation of default within 12 months after year-end. These expected 12-month probabilities of default are applied to an EAD and multiplied by the expected LGD and discounted to the original effective interest rate.

•	Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. The method is similar to the one explained above, including the use of different scenarios, but PD is estimated over the remaining life of the instrument. Expected cash shortfalls are discounted to the original effective interest rate.

•	Stage 3: For financial instruments considered credit-impaired, the Bank recognizes the ECL for the remaining life of these financial instruments. The method is similar to those used by Stage 2-financial instruments, with a PD set at 100%.

•	Loan commitments and credit cards: Upon estimating the lifetime ECL for loan commitments, the ECL are the present value of the difference between the cash flows owed to the bank and the expected cash flows if the loan is withdrawn during the 12 months or expected lifetime. The cash flows are discounted at the original effective interest rate of each transaction.

•	Guarantees and other commitments: The Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the statement of income and the ECL provision. To such end, the Bank estimates the ECL based on the present value of the payments expected to be disbursed to the guarantee holder should the debtor fail to pay the debt. Cash flows are discounted by the risk-adjusted interest rate relevant to the disclosure. The ECL related to financial guarantee contracts are recognized in “Provisions”.

In all these scenarios, the ECL are adjusted on a forward-looking base, weighing the three probable macroeconomic scenarios, as explained in section 3.2.4.3 “Prospective information”.

3.2.4.3	Prospective information

To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios (base case, favorable and downside) should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all market characteristics as of the date of these consolidated Financial Statements. Consequently, the Bank may consider certain qualitative temporary adjustments to ensure that they are taken into account if they are material. Further information is included in note 45.1.2 “Prospective information used in ECL models”.

3.2.4.4	Debt instruments measured at fair value through other comprehensive income

The ECL of the debt instruments measured at fair value through other comprehensive income does not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the correction of value from these assets measured at amortized cost is recognized in “Other comprehensive income” as a cumulative impairment amount with the related charge to income. Cumulative loss recognized in “Other comprehensive income” is reclassified to the statement of income when the assets are derecognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.2.4.5	Credit cards and other revolving credit lines

In the case of credit cards and other revolving lines of credit, the Bank does not limit its exposure to expected losses to the contractual notice period, but rather calculates ECL over a period that reflects the Bank’s expectations of customer behaviors, their unused credit commitments, the probability of default and the Bank’s future risk mitigation expectations, which may include reducing or settling the lines of credit.

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to these lines of credit. This estimate considers that some of these lines of credit may be settled every month fully and consequently no interest would be charged.

3.2.4.6	Applications

Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the statement of income for the year of recovery in “Other operating income.”

3.2.4.7	Forborne and modified loans

The Bank considers a loan forborne when such modification is a result of the borrower’s present or expected financial difficulties. The renegotiation may include the extension of the payment terms and the agreement of new loan conditions. Once the conditions are renegotiated, the impairment is measured using the original effective interest rate as calculated before the conditions were amended. The Bank monitors forborne loans to ensure the continuity of future payments. Derecognition decisions and the classification between Stages 2 and 3 are determined on a case-by-case basis for the commercial portfolio and collectively for the consumer portfolio. Should these procedures identify a loss related to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or derecognized.

When the loan is renegotiated or modified but is not derecognized, the Bank also considers whether the assets should be classified in Stage 3. Once an asset is classified as renegotiated, it will continue in Stage 2 until it is collected in full or impaired (Stage 3).

If the modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

3.2.4.8	Valuation of collaterals

To mitigate the risks of its financial instruments, the Bank seeks to use, when possible, collaterals. Collateral comes in various forms, such as cash, securities, letters of credit, real estate, receivables, other non-financial assets and credit enhancements, such as netting arrangements. Collateral, except for attached assets, is not recorded in the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL in certain products and customers assessed on an individual basis. The assessment is usually made at least at the beginning date and it is reassessed on a regular basis.

Whenever possible, the Bank uses active market data to assess the financial instruments maintained as collateral. Other financial instruments that do not have readily determinable market values are valued using internal methods. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.2.5	Collateral repossessed

The Bank’s policy is to determine whether an attached asset can be best used internally or should be sold. Assets determined to be useful internally are transferred to their relevant asset category at the lower of their attached value or the carrying value of the original secured asset.

The assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost of sales for non-financial assets at attachment date according to the Bank’s policy.

During the normal course of business, the Bank does not include in its portfolio the properties and other attached assets but rather uses external agents to recover the funds, generally through auctions, to settle the outstanding payable. Any surplus fund is reimbursed to the customer/debtor. Hence, residential properties under attachment proceedings are not booked in the balance sheet.

3.2.6	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the statement of income as “Interest expense”.

Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the Financial Statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles under IFRS 15 “Revenue from contracts with customers”. The commission received has been recognized as “Commissions income” in the statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

3.2.7	Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of the traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank for intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value through profit or loss”.

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in section 3.2.4.7 “Forborne and modified loans”.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the statement of income as “Other operating income”.

3.3	Leases

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

3.3.1 The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, as described in section 3.10 of this note.

The right-of-use assets are also subject to impairment, as explained in section 3.10 of this note.

•	Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.3.2 The Bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to be accrued. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the statement of income as “Interest income”. Losses originated for impairment are included in the statement of income as “Allowance for loan losses” and changes in this accounting item are disclosed in exhibit R “Loss allowance– Allowance for uncollectibility risk”.

3.4	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquired company, measured under IFRS.

The Bank determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Bank acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9, is measured at fair value with the changes in fair value recognized in the statement of profit or loss. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses as explained in section 3.10.

3.5	Investment in associates and joint arrangements

An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that they are joint ventures.

These investments are accounted for using the equity method from the date on which they become an associate or a joint venture. On acquisition of the investment, any difference between the cost of the investment and the Entity’s share of the net fair value of the investee’s identifiable assets and liabilities are accounted: (i) as a goodwill, which is included in the carrying amount of the investment and is under impairment as explained in section 3.10; or (ii) any excess of the Entity´s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income. The Bank’s share in the profit or loss after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition was accounted for in the consolidated statement of other comprehensive income. See also note 14.

3.6	Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely the acquisition month of the assets and not the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation and amortization of fixed assets”.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

3.7	Intangible Assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

For internally generated intangible assets, only disbursements related to development are capitalized while the other disbursements are not capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.

Useful lives of intangible assets may be finite or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation and amortization of fixed assets”.

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has no intangible assets with indefinite useful lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in the Statement of income when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

-	its intention to complete the intangible asset and use or sell it,

-	how the intangible asset will generate probable future economic benefits,

-	the availability of adequate resources to complete the development, and

-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the statement of income as “Depreciation and amortization of fixed assets”. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.8	Investment Property

The Bank included certain real properties that holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model as described in note 3.6 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of the retirement or disposal as “Other operating income”.

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value on the date of change in use. If an item of property, plant and equipment becomes an investment property, the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

3.9	Non-current Assets Held for Sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.

Profit or loss generated in the sale of assets held for sale is recorded in the statement of income as “Other operating income”.

3.10	Impairment of Non-financial Assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. As of the date of issuance of these consolidated Financial Statements, there is no evidence of impairment of non-financial assets.

3.11	Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e. it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects, if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each fiscal year.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate.

In addition, provisions are recognized with specific allocation to be used only for the expenditures for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

3.12	Recognition of income and expenses

3.12.1.	Revenue from interests income and interests expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

3.12.2.	Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3.12.3.	Service commissions

These revenues are recognized when (or to the extent) the Bank satisfies each performance obligation by transferring promised services for an amount that reflects the consideration to which the Bank expects to be entitled in exchange for such services.

At each contract inception, the Bank assesses the services promised in a contract and identifies as a performance obligation each promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.12.4.	Non-financial revenue and expenses

These items are recognized according to the recognition criteria established in the Conceptual Framework, e.g. revenues should be accrued.

3.13	Customer Loyalty Program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the reward), it is worth mentioning that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” of this note.

3.14	Income Tax (see note 25)

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

-	Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see note 1), which were assessed, in each case, by applying the tax rate to taxable income, in accordance with Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

-	Deferred income tax: it is assessed based on the separate Financial Statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

3.15	Earnings per share

Basic earnings per share shall be calculated by dividing Net profit attributable to parent’s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 34.

3.16	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and income on them are not included in these consolidated Financial Statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the statement of income. See also notes 37, 38.3 and 42.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Accounting judgments, estimates and assumptions

The preparation of these consolidated Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

In certain cases, the Financial Statements prepared in accordance with the accounting framework established by BCRA, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, the Bank has used them as basis for valuation. When prices in active markets are not available, the Bank estimates those values as values based on the best available information, including the use of models and other assessment techniques. See additionally note 12.

In estimating accrued taxes, the Bank assesses the relative risks of the appropriate tax treatment considering judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see note 25).

In the normal course of business, the Bank is a party to lawsuits of various types. In note 43, contingent liabilities are disclosed with respect to existing or potential claims, lawsuits and other legal proceedings, and is booked an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.

The measurement of impairment losses under IFRS 9 across all categories of financial instruments, taking into account the temporary exceptions established by Central Bank Communiqué “A” 6847, requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes that can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9, see notes 3.2.4 and 45.1).

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2022, the following amendments to IFRS are effective and they did not have a material impact on these consolidated Financial Statements:

Amendments to IFRS 3 - Reference to the Conceptual Framework.

The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

This amendment did not have a material impact on these consolidated Financial Statements since currently, the Bank has not performed business combination transactions with contingent assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use.

The amendment prohibits entities to deduct from the cost of an item of PP&E any proceeds of the sale of items produced while bringing that asset to the location and under the conditions required to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

This amendment did not have a material impact on these consolidated Financial Statements considering that the Bank does not have this type of item.

Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract.

The IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on entities that previously applied the incremental cost approach is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions.

This amendment did not have a material impact on these consolidated Financial Statements considering that the Bank does not have this type of item contract.

Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle.

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

This amendment did not have a material impact on these consolidated Financial Statements.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

This amendment did not have a material impact on these consolidated Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these consolidated Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

b)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the Financial Statements.

c)	Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the Financial Statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the Financial Statements.

d)	Amendments to IFRS 16 “Leases” – Sale and Leaseback: the amendment to IFRS 16 specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of December 31, 2022 and 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	668,911,187	432,278,523
Guarantees granted (1)	7,208,822	4,424,104
Overdraft and unused agreed commitments (1)	613,294	1,699,653
Subtotal	676,733,303	438,402,280
Less: Allowance for Expected Credit Losses (ECL)	(696,767)	(664,446)
Total	676,036,536	437,737,834

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 36,911 and 50,826 as of December 31, 2022 and 2021, respectively. The Overdraft and unused agreed commitments include an amount of 453,507 and 187,409 as of December 31, 2022 and 2021, respectively.

Disclosures related to the allowance for ECL are detailed in item 9.5 of note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, as described in note 45.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. Forward contracts are customized contracts traded on an over-the-counter market. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in note 45.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of profit or loss”.

		12/31/2022		12/31/2021
Derivative financial assets	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	Dollars	62,971	42,899	1,270	2,524
Total derivatives held for trading		62,971	42,899	1,270	2,524

		12/31/2022		12/31/2021
Derivative financial liabilities	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	Dollars	985	2,371	870	4,933
Total derivatives held for trading		985	2,371	870	4,933

Derivatives held for trading are generally related to products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

6.	REPO TRANSACTIONS

As of December 31, 2022 and 2021, the Bank has agreed-upon repurchase and reverse repurchase transactions of government and private securities, in absolute value, for 61,929,317 and 61,176,357, respectively. Maturity of the agreed-upon transactions as of December 2022 occurred during the month of January 2023. Furthermore, the securities received guarantee repurchase transactions as of December 31, 2022 and 2021, total 68,130,397 and 68,389,352, respectively and were recognized as an off balance sheet transaction.

Profit generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2022 and 2021, total 13,284,829 and 16,627,587, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2022 and 2021 total 975,643 and 573,796, respectively, and were recognized as “Interest expense” in the consolidated statement of income.

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Sundry debtors (see note 11)	26,404,763	19,599,371
Receivables from spot sales of foreign currency pending settlement	16,005,430	30,130,186
Receivables from other spot sales pending settlement	10,245,861	13,401,002
Private securities	4,508,266	4,033,290
Receivables from spot sales of government securities pending settlement	488,596	176,965
Other	382,648	1,207,925
Subtotal	58,035,564	68,548,739
Less: Allowances for ECL	(91,041)	(51,518)
Total	57,944,523	68,497,221

Disclosures related to allowance for ECL are detailed in item 9.4 of note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

8.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Non-financial Public sector (1)	2,206,935	4,628,306
Other Financial Entities	927,272	2,941,876
Other Financial Entities	935,413	2,948,987
Less: allowance for ECL	(8,141)	(7,111)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	12/31/2022	12/31/2021
Non-financial Private Sector and Foreign Residents	595,466,823	678,758,244
Overdrafts	49,250,055	47,516,346
Documents	81,773,760	82,408,943
Mortgage loans	61,905,907	81,213,071
Pledge loans	9,581,277	14,727,607
Personal loans	142,529,651	190,678,438
Credit cards	190,779,144	184,981,594
Financial leases	1,386,801	931,091
Other	69,254,426	95,055,283
Less: allowance for ECL	(10,994,198)	(18,754,129)
Total	598,601,030	686,328,426

(1) As explained in note 3, ECL are not calculated to public sector exposures.

9.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Exhibit P discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, note 12 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

9.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2022	12/31/2021
Loans and other financing	609,603,369	705,089,666
Individual assessment	108,933,970	167,931,016
Collective assessment	500,669,399	537,158,650
Less: Allowance for ECL (1)	(11,002,339)	(18,761,240)
Total	598,601,030	686,328,426

(1) As explained in note 3, ECL are not calculated to public sector exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

As explained in note 45.1.3 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty about conditions of accessing loans to MIPYMES”, as of December 31, 2022 and as a result of the incremental effect estimated in the allowance for ECL for covering an uncertainty scenario about the condition of accessing loans to PYMES, the Bank decided to record an adjustment on a forward-looking basis. As of December 31, 2022, the estimated amount was 1,514,000.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		580,654,510	12,586,012		593,240,522	97.32
High grade	0.00% - 3.50%	540,102,835	2,466,546		542,569,381	89.00
Standard grade	3.51% - 7.00%	23,952,353	3,046,375		26,998,728	4.43
Sub-standard grade	7.01% - 33.00%	16,599,322	7,073,091		23,672,413	3.89
Past due but not impaired (1)	33.01% - 99.99%	3,787,155	7,563,530		11,350,685	1.86
Impaired	100%			5,012,162	5,012,162	0.82
Total		584,441,665	20,149,542	5,012,162	609,603,369	100
%		95.87	3.31	0.82	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		665,422,537	16,843,145		682,265,682	96.76
High grade	0.00% - 3.50%	559,233,631	1,616,123		560,849,754	79.54
Standard grade	3.51% - 7.00%	82,840,667	4,895,725		87,736,392	12.44
Sub-standard grade	7.01% - 33.00%	23,348,239	10,331,297		33,679,536	4.78
Past due but not impaired (1)	33.01% - 99.99%	6,163,005	10,235,284		16,398,289	2.33
Impaired	100%			6,425,695	6,425,695	0.91
Total		671,585,542	27,078,429	6,425,695	705,089,666	100
%		95.25	3.84	0.91	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

9.1.1 Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 45 section “Credit risk”.

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		104,988,725	2,570,188		107,558,913	98.74
High grade	0.00% - 3.50%	98,109,324	1,240,943		99,350,267	91.20
Standard grade	3.51% - 7.00%	3,643,178	626,775		4,269,953	3.92
Sub-standard grade	7.01% - 33.00%	3,236,223	702,470		3,938,693	3.62
Past due but not impaired (1)	33.01% - 99.99%
Impaired	100%			1,375,057	1,375,057	1.26
Total		104,988,725	2,570,188	1,375,057	108,933,970	100
%		96.38	2.36	1.26	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		157,218,100	6,971,767		164,189,867	97.77
High grade	0.00% - 3.50%	118,533,334	842,799		119,376,133	71.09
Standard grade	3.51% - 7.00%	31,814,097	2,447,336		34,261,433	20.40
Sub-standard grade	7.01% - 33.00%	6,870,669	3,681,632		10,552,301	6.28
Past due but not impaired (1)	33.01% - 99.99%		2,253,730		2,253,730	1.34
Impaired	100%			1,487,419	1,487,419	0.89
Total		157,218,100	9,225,497	1,487,419	167,931,016	100
%		93.62	5.49	0.89	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2022	157,218,100	9,225,497	1,487,419	167,931,016
Assets originated or purchased (1)	126,856,246	1,567,141		128,423,387
Assets derecognized or repaid (1)	(96,228,005)	(3,653,073)	(499,552)	(100,380,630)
Transfers to Stage 1	24,929	(24,929)
Transfers to Stage 2
Transfers to Stage 3	(193,159)	(1,602,140)	1,795,299
Amounts Written Off
Monetary effects	(82,689,386)	(2,942,308)	(1,408,109)	(87,039,803)
As of December 31, 2022	104,988,725	2,570,188	1,375,057	108,933,970

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2021	200,916,176	12,926,836	4,594,640	218,437,652
Assets originated or purchased (1)	199,095,323	8,122,700		207,218,023
Assets derecognized or repaid (1)	(160,666,314)	(7,054,896)	(2,635,883)	(170,357,093)
Transfers to Stage 1	1,051	(1,051)
Transfers to Stage 2		255,556	(255,556)
Transfers to Stage 3	(2,014,633)	(324,031)	2,338,664
Amounts Written Off			(1,796,735)	(1,796,735)
Monetary effects	(80,113,503)	(4,699,617)	(757,711)	(85,570,831)
As of December 31, 2021	157,218,100	9,225,497	1,487,419	167,931,016

(1)	It includes the increases /decreases of the gross carrying amount for existing transactions at the beginning of the fiscal year.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2022	1,297,006	4,892,299	1,204,240	7,393,545
Assets originated or purchased (1)	1,271,329	314,458		1,585,787
Assets derecognized or repaid (1)	(850,583)	(2,685,539)	(720,269)	(4,256,391)
Transfers to Stage 1	15,564	(15,564)
Transfers to Stage 2
Transfers to Stage 3	(124,148)	(1,064,701)	1,188,849
Amounts Written Off
Monetary effects	(666,406)	(1,108,839)	(903,876)	(2,679,121)
As of December 31, 2022	942,762	332,114	768,944	2,043,820

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	Stage
	1	2	3	Total
ECL amount as of January 1, 2021	1,943,642	2,229,728	2,301,119	6,474,489
Assets originated or purchased (1)	3,460,588	6,433,039		9,893,627
Assets derecognized or repaid (1)	(1,783,177)	(1,232,125)	(1,235,429)	(4,250,731)
Transfers to Stage 1	38	(38)
Transfers to Stage 2		57,010	(57,010)
Transfers to Stage 3	(1,634,225)	(82,961)	1,717,186
Amounts Written Off			(887,975)	(887,975)
Monetary effects	(689,860)	(2,512,354)	(633,651)	(3,835,865)
As of December 31, 2021	1,297,006	4,892,299	1,204,240	7,393,545

(1) It includes the increases /decreases of the ECL amount for existing transactions at the beginning of the fiscal year.

9.1.2 Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 45.

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		475,665,785	10,015,824		485,681,609	97.01
High grade	0.00% - 3.50%	441,993,511	1,225,603		443,219,114	88.53
Standard grade	3.51% - 7.00%	20,309,175	2,419,600		22,728,775	4.54
Sub-standard grade	7.01% - 33.00%	13,363,099	6,370,621		19,733,720	3.94
Past due but not impaired (1)	33.01% -99.99%	3,787,155	7,563,530		11,350,685	2.27
Impaired	100%			3,637,105	3,637,105	0.72
Total		479,452,940	17,579,354	3,637,105	500,669,399	100
%		95.76	3.51	0.73	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		508,204,437	9,871,378		518,075,815	96.45
High grade	0.00% - 3.50%	440,700,297	773,324		441,473,621	82.19
Standard grade	3.51% - 7.00%	51,026,570	2,448,389		53,474,959	9.95
Sub-standard grade	7.01% - 33.00%	16,477,570	6,649,665		23,127,235	4.31
Past due but not impaired (1)	33.01% -99.99%	6,163,005	7,981,554		14,144,559	2.63
Impaired	100%			4,938,276	4,938,276	0.92
Total		514,367,442	17,852,932	4,938,276	537,158,650	100
%		95.76	3.32	0.92	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to consumer lending is as follows:

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2022	514,367,442	17,852,932	4,938,276	537,158,650
Assets originated or purchased (1)	447,961,742	9,317,412		457,279,154
Assets derecognized or repaid (1)	(159,048,675)	(1,273,146)	(807,303)	(161,129,124)
Transfers to Stage 1	6,163,988	(6,037,876)	(126,112)
Transfers to Stage 2	(10,086,275)	10,262,715	(176,440)
Transfers to Stage 3	(3,810,466)	(782,063)	4,592,529
Amounts Written Off	(276,975)	(516,975)	(2,003,678)	(2,797,628)
Monetary effects	(315,817,841)	(11,243,645)	(2,780,167)	(329,841,653)
As of December 31, 2022	479,452,940	17,579,354	3,637,105	500,669,399

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2021	531,047,239	32,272,387	4,313,911	567,633,537
Assets originated or purchased (1)	500,417,533	12,081,472		512,499,005
Assets derecognized or repaid (1)	(250,178,218)	(15,028,105)	(1,962,542)	(267,168,865)
Transfers to Stage 1	12,587,619	(12,329,136)	(258,483)
Transfers to Stage 2	(11,613,367)	11,764,486	(151,119)
Transfers to Stage 3	(5,570,742)	(1,258,523)	6,829,265
Amounts Written Off	(295,452)	(555,071)	(1,317,105)	(2,167,628)
Monetary effects	(262,027,170)	(9,094,578)	(2,515,651)	(273,637,399)
As of December 31, 2021	514,367,442	17,852,932	4,938,276	537,158,650

(1)	It includes the increases /decreases of the gross carrying amount for existing transactions at the beginning of the fiscal year.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2022	5,466,567	1,955,166	3,945,962	11,367,695
Assets originated or purchased (1)	6,203,517	1,026,424		7,229,941
Assets derecognized or repaid (1)	(2,720,013)	500,743	680,084	(1,539,186)
Transfers to Stage 1	697,130	(593,329)	(103,801)
Transfers to Stage 2	(212,325)	314,878	(102,553)
Transfers to Stage 3	(1,896,929)	(139,667)	2,036,596
Amounts Written Off	(16,666)	(114,855)	(1,643,923)	(1,775,444)
Monetary effects	(3,063,405)	(1,137,933)	(2,123,149)	(6,324,487)
As of December 31, 2022	4,457,876	1,811,427	2,689,216	8,958,519

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	Stage
	1	2	3	Total
ECL amount as of January 1, 2021	13,347,709	7,072,534	2,574,132	22,994,375
Assets originated or purchased (1)	7,101,540	1,375,224		8,476,764
Assets derecognized or repaid (1)	(11,127,080)	(2,932,836)	951,902	(13,108,014)
Transfers to Stage 1	2,603,881	(2,444,389)	(159,492)
Transfers to Stage 2	(538,509)	619,609	(81,100)
Transfers to Stage 3	(3,013,428)	(494,401)	3,507,829
Amounts Written Off	(32,106)	(220,682)	(844,929)	(1,097,717)
Monetary effects	(2,875,440)	(1,019,893)	(2,002,380)	(5,897,713)
As of December 31, 2021	5,466,567	1,955,166	3,945,962	11,367,695

(1)	It includes the increases /decreases of the ECL amount for existing transactions at the beginning of the fiscal year.

9.2	Other debt securities at amortized cost

For purchased corporate bonds, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each type of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	1,039,008			1,039,008	77.11
Financial trust	308,364			308,364	22.89
Total	1,347,372			1,347,372	100
%	100			100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	168,471			168,471	32.67
Financial trust	347,130			347,130	67.33
Total	515,601			515,601	100
%	100			100

The related ECL for corporate bonds as of December 31, 2022 and 2021 amounted to 555 and 1,032, respectively. The ECL related to financial trusts as of December 31, 2022 and 2021 amounted to 241 and 25, respectively. During 2022 and 2021, there were no transfers between stages.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

9.3	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in exhibit A.

9.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	53,527,298			53,527,298	100
Total	53,527,298			53,527,298	100
%	100			100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	64,515,449			64,515,449	100
Total	64,515,449			64,515,449	100
%	100			100

The ECL related to these types of instruments amounted to 91,041 and 51,518 as of December 31, 2022 and 2021, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 11. During 2022 and 2021, there were no transfers between stages.

9.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	658,112,548	10,797,137	1,502	668,911,187	98.92
Guarantees granted	7,171,911			7,171,911	1.06
Overdraft and unused agreed commitments	159,787			159,787	0.02
Total	665,444,246	10,797,137	1,502	676,242,885	100
%	98.40	1.60	0.0	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	428,815,172	3,456,762	6,589	432,278,523	98.65
Guarantees granted	4,261,606	111,672		4,373,278	1.00
Overdraft and unused agreed commitments	1,512,244			1,512,244	0.35
Total	434,589,022	3,568,435	6,589	438,164,045	100
%	99.18	0.82	0.00	100

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2022 and 2021 amounted to 651,247 and 625,820, respectively. The ECL related to guarantees granted as of December 31, 2022 and 2021 amounted to 45,447 and 32,783, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2022 and 2021 amounted to 73 and 5,843, respectively.

For undrawn commitments of credit cards and checking accounts, during 2022 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (5,850,199), 5,793,518 and 56,681, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 49,643, (49,896) and 253, respectively. For the other items, there were no transfers between stages during 2022 and 2021.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

10.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2022 and 2021 is as follows:

	Carrying amount
Composition	12/31/2022	12/31/2021
For transactions with the BCRA	24,824,547	30,242,005
For guarantee deposits	5,795,731	4,751,142
Total	30,620,278	34,993,147

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity investment at fair value through profit or loss as of December 31, 2022 and 2021, is detailed in the Exhibit A.

In relation to the Bank’s holding in Prisma Medios de Pago SA (Prisma), on January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

The price of such shares is (in thousands) USD 33,018 and shall be paid as follows: (i) 30% in pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The profit generated for the sale of those shares is recorded in the statement of income under “Net gain from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022 an agreement updated was performed for the 100% of the shares.

12.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2022 and 2021, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year, of the financial assets recognized at fair value categorized as level 3:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,175,359	60,427	4,114,042
Transfers to Level 3
Transfers from Level 3
Profit and loss	731,241	5,064	3,596
Recognition and derecognition	(801,964)	21,061	(2,508,037)
Monetary effects	(1,072,772)	(37,137)	(924,618)
Amount at the end of the fiscal year	1,031,864	49,415	684,983

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,112,717	76,973	4,860,694
Transfers to Level 3
Transfers from Level 3
Profit and loss	686,775	3,562	1,211,173
Recognition and derecognition	978,699	10,002	(43,437)
Monetary effects	(602,832)	(30,110)	(1,914,388)
Amount at the end of the fiscal year	2,175,359	60,427	4,114,042

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma for the reasons described in note 11 as of December 31, 2021).

				Range of inputs
	Fair value of		Significant	12/31/2022
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	12/31/2022	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	593,120	Income approach (discounted cash flow)	Discount rate in pesos	69.99	83.83		%
Corporate bonds	434,678	Income approach (discounted cash flow)	Discount rate in pesos	76.98	86.47		%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

				Range of inputs
	Fair value of		Significant	12/31/2021
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	12/31/2021	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	626,600	Income approach (discounted cash flow)	Discount rate in pesos	43.32	46.14		%
Corporate bonds	1,543,003	Income approach (discounted cash flow)	Discount rate in pesos	26.19	40.99		%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2022		12/31/2021
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	1,223	(1,176)	300	(295)
Corporate bonds	2,622	(2,537)	29,777	(27,449)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2022 and 2021, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2022 and 2021:

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	250,089,093	250,089,093			250,089,093
Repo transactions	61,929,317	61,929,317			61,929,317
Other financial assets	53,436,257	53,436,257			53,436,257
Loans and other financing	598,601,030			521,939,679	521,939,679
Other debt securities	599,594,038	511,722,746	82,669,663	96,304	594,488,713
Financial assets delivered as guarantee	30,620,278	30,620,278			30,620,278
Total	1,594,270,013	907,797,691	82,669,663	522,035,983	1,512,503,337
Financial liabilities
Deposits	1,295,395,069	649,076,325		645,261,404	1,294,337,729
Other financial liabilities	135,091,316	130,781,463	4,371,904		135,153,367
Financing received from the BCRA and other financial institutions	2,449,342	2,382,151	51,963		2,434,114
Issued corporate bonds	2,715,556		2,638,551		2,638,551
Subordinated corporate bonds	72,129,837		58,815,433		58,815,433
Total	1,507,781,120	782,239,939	65,877,851	645,261,404	1,493,379,194

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	335,692,114	335,692,114			335,692,114
Repo transactions	61,176,357	61,176,357			61,176,357
Other financial assets	64,463,931	64,416,765			64,416,765
Loans and other financing	686,328,426			637,724,702	637,724,702
Other debt securities	46,838,533	44,550,843	1,265,887	304,156	46,120,886
Financial assets delivered as guarantee	34,993,147	34,993,147			34,993,147
Total	1,229,492,508	540,829,226	1,265,887	638,028,858	1,180,123,971
Financial liabilities
Deposits	1,147,041,028	650,045,751		496,348,778	1,146,394,529
Other financial liabilities	131,278,389	129,516,534	2,794,914		132,311,448
Financing received from the BCRA and other financial institutions	852,660	771,790	74,752		846,542
Issued corporate bonds	5,825,893		5,128,186		5,128,186
Subordinated corporate bonds	81,762,819		67,123,964		67,123,964
Total	1,366,760,789	780,334,075	75,121,816	496,348,778	1,351,804,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

13.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control (see also note 1).

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows:

	Fair value recognized on acquisition
Composition	SGR	Risk fund
Assets	115,632	1,673,303
Cash and deposits in Banks	487	180,729
Debt Securities at fair value through profit or loss		1,211,953
Other financial assets	77,082	279,840
Property, plant and equipment	1,108
Deferred tax assets	7,724
Other non-financial assets	29,231	781
Liabilities	97,776	1,673,303
Other financial liabilities		1,658,508
Other non-financial liabilities	97,776	14,795
Net assets acquired at fair value	17,856

The goodwill generated by the acquisition of Fintech SGR amounted to 44,460.

The total consideration transferred amounted to 33,488 (not restated) and it was performed through an irrevocable capital contribution made by the Bank in order to increase the capital stock of Fintech SGR, which was approved by the Fintech SGR’s Ordinary and Special Shareholders’ Meeting involving class “A” and class “B”, held on October 18, 2021.

14.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

14.1 Associates

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2022 and December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	127,243	173,171
Total liabilities	15,965	24,560
Shareholders’ equity	111,278	148,611
Proportional Bank’s interest	5%	5%
Investment carrying amount	5,564	7,431

As of December 31, 2022 and 2021, the investment carrying amount in the net income for the fiscal years amounted to (1,621) and 549, respectively.

b)	Play Digital SA

As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of September 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2022 and December 31, 2022.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	4,321,080	3,630,568
Total liabilities	446,741	306,601
Shareholders’ equity	3,874,339	3,323,967
Effects of the irrevocable capital contributions made during 2022 pending capitalization (see note 1)	(4,596,480)
Adjusted Shareholders’ equity	(722,141)	3,323,956
Proportional Bank’s interest (see note 1)	8.9927%	10.0197%
Equity interest	(64,940)	333,052
Irrevocable capital contribution made in January and July 2022 (see note 1)	487,899
Investment carrying amount	422,959	333,052

As of December 31, 2022 and 2021, the investment carrying amount in the net income for the fiscal years amounted to (414,107) and (146,964), respectively.

14.2. Joint ventures

The Bank participates in the following joint ventures:

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria

On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	1,551,310	1,381,302
Total liabilities	265,824	321,017
Shareholders’ equity	1,285,486	1,060,285
Proportional Bank’s interest	50%	50%
Investment carrying amount	642,743	530,143

As of December 31, 2022 and 2021, the investment carrying amount in the net income for the fiscal years amounted to 322,924 and 339,521, respectively.

b)	Finova SA

As explained in note 1, on October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this company, as the decisions about the relevant activities require unanimous consent. In order to measure this investment, the Bank used accounting information of Finova SA as of September 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2022 and December 31, 2022.

The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements”, is measured at equity method plus goodwill:

Summarized statement of financial position	12/31/2022	12/31/2021
Total assets	50,945	75,747
Total liabilities	8,287	7,967
Shareholders’ equity	42,658	67,780
Proportional Bank’s interest	50%	50%
Equity interest	21,329	33,890
Goodwill	49,004	49,004
Investment carrying amount	70,333	82,894

As of December 31, 2022 and 2021, the investment carrying amount in the net income for the fiscal years amounted to (12,562) and (22,562), respectively.

For further information on the Bank’s interest in associates and joint arrangements, see exhibit E “Detailed information on interest in other companies”.

15.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Investment property (see Exhibit F)	8,689,946	1,694,136
Advanced prepayments	2,347,616	1,617,108
Tax advances	1,230,143	855,688
Other	185,165	374,911
Total	12,452,870	4,541,843

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

16.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2022 and 2021, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	As of December 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,419								1,419
Other financial assets					3,017,035		232,533	19	3,249,587
Loans and other financing (3)
Overdraft							56,268	420,910	477,178
Credit cards							189,716	49,820	239,536
Lease								66,686	66,686
Personal loans							1,162		1,162
Mortgage loans							542,582		542,582
Other loans		2,113,373					151,849	1,400,121	3,665,343
Guarantee granted								1,540,021	1,540,021
Other non-financial assets
Total assets	1,419	2,113,373			3,017,035		1,174,110	3,477,577	9,783,514

Liabilities
Deposits		2,936,305	65,353	58,138	116	84,710	4,161,737	2,299,339	9,605,698
Liabilities at fair value through profit or loss								164,605	164,605
Other financial liabilities							51,690	12,028	63,718
Issued corporate bonds		109,275	178,907						288,182
Subordinated corporate bonds					144,549				144,549
Other non-financial liabilities								20,216	20,216
Total liabilities		3,045,580	244,260	58,138	144,665	84,710	4,213,427	2,496,188	10,286,968

Income / (loss)
Interest income		4,323					293,908	1,983,298	2,281,529
Interest expense						(22,970)	(104,453)	(69,030)	(196,453)
Commissions income		24,841	156		792	345	61	105,069	131,264
Commissions expense					(10,647)		(51)	(1,143)	(11,841)
Other operating income	5			40	1,304,736			52	1,304,833
Allowance for loan losses		(374)							(374)
Administrative expense								(585,739)	(585,739)
Other operating expense		(14,511)						(70,829)	(85,340)
Total Income / (loss)	5	14,279	156	40	1,294,881	(22,625)	189,465	1,361,678	2,837,879

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 4,528,425, 2,535,472, 1,319,372 and 16,840,167, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,603								1,603
Other financial assets					1,477,165		290,117	281,735	2,049,017
Loans and other financing (3)
Documents								55,596	55,596
Overdraft							156,620	492,704	649,324
Credit cards							139,924	105,138	245,062
Lease								55,956	55,956
Personal loans							2,776		2,776
Mortgage loans							499,837		499,837
Other loans		2,697,732					148,709	3,095,126	5,941,567
Guarantee granted								1,993,430	1,993,430
Other non-financial assets							47		47
Total assets	1,603	2,697,732			1,477,165		1,238,030	6,079,685	11,494,215

Liabilities
Deposits	8	3,097,952	318,915	133,622	60	102,927	7,197,104	3,339,357	14,189,945
Financial liabilities at fair value through profit or loss								3,169,891	3,169,891
Other financial liabilities							95,016	485,510	580,526
Subordinated corporate bonds					81,844				81,844
Other non-financial liabilities								29,963	29,963
Total liabilities	8	3,097,952	318,915	133,622	81,904	102,927	7,292,120	7,024,721	18,052,169

Income / (loss)
Interest income		6,960					317,425	2,798,993	3,123,378
Interest expense		(8,205)				(33,765)	(74,764)	(109,111)	(225,845)
Commissions income		42,841	232		56	434	37	196,373	239,973
Commissions expense					(699)		(45)	(343)	(1,087)
Profit from measurement of financial instruments at fair value through profit or loss					45,691				45,691
Other operating income	8	6,693			13,049			62	19,812
Administrative expense								(468,070)	(468,070)
Other operating expense								(144,963)	(144,963)
Total Income / (loss)	8	48,289	232		58,097	(33,331)	242,653	2,272,941	2,588,889

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 2,720,419, 1,477,165, 1,395,627 and 11,912,135, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2022 and 2021, totaled 1,057,003 and 1,131,565, respectively.

In addition, fees received by the Directors as of December 31, 2022 and 2021 amounted to 1,802,678 and 2,227,536, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2022	12/31/2021
Board of Directors	22	21
Senior managers of the key management personnel	12	12
Total	34	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

17.	DEPOSITS

The composition of deposits as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Non-financial Public Sector	109,952,253	109,868,280
Financial sector	1,653,447	1,872,336
Non-financial Private Sector and Foreign Residents	1,183,789,369	1,035,300,412
Checking accounts	159,123,762	196,484,984
Saving accounts	419,740,050	360,846,573
Time deposits	569,021,981	447,350,444
Investment accounts	20,484,440	13,237,020
Other	15,419,136	17,381,391
Total	1,295,395,069	1,147,041,028

18.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Credit and debit card settlement - due to merchants	73,511,478	64,371,122
Amounts payable for spot purchases of foreign currency pending settlement	16,050,423	30,215,931
Amounts payable for other spot purchases pending settlement	14,735,430	13,776,398
Amounts payable for spot purchases of government securities pending settlement	9,780,493	3,161,103
Payment orders pending to foreign exchange settlement	5,692,820	5,793,940
Collections and other transactions on account and behalf of others	2,805,941	4,736,909
Finance leases liabilities (see note 19)	1,965,258	2,766,394
Other	10,549,473	6,456,592
Total	135,091,316	131,278,389

19.	LEASES

19.1   The Bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2022 and 2021, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Exhibit F to these consolidated Financial Statements.

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2022	2021
At the beginning of the fiscal year	2,766,394	3,456,332
Additions	636,104	962,042
Accretion of interest	385,368	426,069
Difference in foreign currency	710,151	435,238
Payments	(1,023,305)	(1,505,130)
Monetary effects	(1,509,454)	(1,008,157)
At the end of the fiscal year (see note 18)	1,965,258	2,766,394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The short term leases were recognized as expense for an amount of 14,024 and 15,554 for the years ended December 31, 2022 and 2021, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2022 and 2021:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2022	102,002	167,767	230,466	375,032	875,267	459,239	630,752	1,089,991
Balances as of 12/31/2021	117,881	205,207	281,639	477,223	1,081,950	719,887	964,557	1,684,444

19.2 The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2022		12/31/2021
	Current value of minimum payments	Total gross Investment	Current value of minimum payments	Total gross investment
Up to 1 year	1,045,035	694,131	449,698	217,952
From 1 to 5 years	1,151,911	692,670	1,073,166	713,319
Total	2,196,946	1,386,801	1,522,864	931,091

Income for non-accrued interests amounted to 810,145 and 591,773, for the years ended December 31, 2022 and 2021, respectively.

20.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of December 31, 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The expected terms to settle these obligations are as follows:

	12/31/2022
Composition	Within 12 months	Over 12 months	12/31/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	972
Letters of credits, guarantees and other commitments (1)	696,767		696,767	664,446
Commercial claims in progress (2)	170,878	323,732	494,610	618,540
Labor lawsuits	220,529	45,837	266,366	419,573
Pension funds - reimbursement	303,631	214,859	518,490	206,987
Other	12,370	723,975	736,345	1,287,157
Total	1,404,175	1,308,903	2,713,078	3,197,675

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 43.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

21.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Withholdings	15,864,725	13,681,499
Salaries, bonuses and payroll taxes payables	10,968,737	12,823,688
Taxes payables	7,711,416	6,263,018
Miscellaneous payables	2,954,543	3,700,097
Retirement pension payment orders pending settlement	1,124,896	824,014
Fees payables	686,058	606,697
Dividends payables (see note 34)		51,776,837
Other	3,498,916	4,083,075
Total	42,809,291	93,758,925

22.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2022 and 2021:

Short-term employee benefits	12/31/2022	12/31/2021
Salaries, bonuses and payroll taxes payables	6,274,225	6,276,869
Vacation accrual	4,694,512	6,546,819
Total short-term employee benefits	10,968,737	12,823,688

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

23.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2022 and 2021:

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	250,089,093
Debt securities at fair value through profit or loss		3,606,944	23,020,407	81,818,949	82,227,649	190,673,949	13,052,363	7,327,800	20,380,163
Derivative financial instruments		8,486	15,431	18,982		42,899
Repo transactions		61,929,317				61,929,317
Other financial assets	11,450,388	34,052,024	13,881	670,485		34,736,390		11,757,745	11,757,745
Loans and other financing (1)	1,456,402	263,317,290	49,526,049	56,306,665	60,009,135	429,159,139	58,903,976	109,081,513	167,985,489
Other debt securities		524,424,144	103,201,972	4,775,989	53,229,670	685,631,775	13,748,089	38,126,167	51,874,256
Financial assets delivered as guarantee	30,620,278
Equity instruments at fair value through profit or loss	839,458
Total assets	294,455,619	887,338,205	175,777,740	143,591,070	195,466,454	1,402,173,469	85,704,428	166,293,225	251,997,653

Liabilities
Deposits	640,314,252	533,536,796	104,045,528	16,006,720	1,471,095	655,060,139	6,295	14,383	20,678
Liabilities at fair value through profit or loss		526,027				526,027
Derivative financial instruments		1,715	656			2,371
Other financial liabilities		130,625,153	361,232	307,095	632,952	131,926,432	882,492	2,282,392	3,164,884
Financing received from the BCRA and other financial institutions		291,701	511,370	1,603,567	42,704	2,449,342
Issued corporate bonds			6,488			6,488	2,709,068		2,709,068
Subordinated corporate bonds				1,420,220		1,420,220		70,709,617	70,709,617
Total liabilities	640,314,252	664,981,392	104,925,274	19,337,602	2,146,751	791,391,019	3,597,855	73,006,392	76,604,247

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

12/31/2021	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	335,692,114
Debt securities at fair value through profit or loss		1,525,952	1,474,529	20,176,091	19,065,153	42,241,725	11,294,313	9,589,786	20,884,099
Derivative financial instruments				2,524		2,524
Repo transactions		61,176,357				61,176,357
Other financial assets	7,874,914	49,496,919	111,957	1,528,837		51,137,713		9,484,594	9,484,594
Loans and other financing (1)	319,135	253,753,858	59,795,231	64,027,592	73,753,392	451,330,073	77,414,659	157,264,559	234,679,218
Other debt securities		274,716,307	866,332	102,873,519	87,212,086	465,668,244	83,487,292	7,913,654	91,400,946
Financial assets delivered as guarantee	34,993,147
Equity instruments at fair value through profit or loss	4,245,510
Total assets	383,124,820	640,669,393	62,248,049	188,608,563	180,030,631	1,071,556,636	172,196,264	184,252,593	356,448,857

Liabilities
Deposits	638,343,581	399,889,458	96,274,539	11,568,297	903,931	508,636,225	60,388	834	61,222
Liabilities at fair value through profit or loss		3,170,711				3,170,711
Derivative financial instruments				4,933		4,933
Other financial liabilities		127,634,084	342,630	328,624	772,335	129,077,673	1,231,714	969,002	2,200,716
Financing received from the BCRA and other financial institutions		458,183	349,829	22,788	11,922	842,722	9,938		9,938
Issued corporate bonds				5,825,893		5,825,893
Subordinated corporate bonds				1,782,882		1,782,882		79,979,937	79,979,937
Total liabilities	638,343,581	531,152,436	96,966,998	19,533,417	1,688,188	649,341,039	1,302,040	80,949,773	82,251,813

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

24.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

25.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC is higher than 100% for the thirty-six months before the end of the tax period.
ii)	Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.
iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.
v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2022 and 2021, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of deferred income tax:

Composition	12/31/2022	12/31/2021
Deferred tax assets
Loans and other financing	3,624,426	5,120,431
Provisions and employee benefits	1,547,519	2,131,922
Allowances for contingencies	895,959	894,586
Leases	333,342	342,289
Investments in other companies	62,489
Other	731,636	774,998
Total deferred tax assets	7,195,371	9,264,226

Deferred tax liabilities
Property, plant and equipment and other non-financial assets	11,098,037	10,996,258
Intangible assets	6,062,959	5,712,776
Tax effects on forward sales	3,093,064	1,816,643
Investments in other companies		1,306,131
Other	145,942	427,047
Total deferred tax liabilities	20,400,002	20,258,855
Net deferred tax liabilities	13,204,631	10,994,629

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Changes in net deferred tax assets and liabilities as of December 31, 2022 and 2021 are summarized as follows:

Composition	12/31/2022	12/31/2021
Net deferred tax liabilities at beginning of the fiscal year	10,994,629	18,311,974
Loss / (Profit) for deferred taxes recognized in the statement of income	2,210,002	(7,317,345)
Net deferred tax liabilities at fiscal year end	13,204,631	10,994,629

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2022	12/31/2021
Current income tax expense	17,244,136	10,555,911
Loss / (Profit) for deferred taxes	2,210,002	(7,317,345)
Income tax loss recorded in the statement of income	19,454,138	3,238,566
Income tax (profit) / loss recorded in other comprehensive income	(2,445,927)	2,350,647
Total	17,008,211	5,589,213

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2022	12/31/2021
Income carrying amount before income tax	62,499,734	56,072,788
Applicable income tax rate	35%	35%
Income tax on income carrying amount	21,874,907	19,625,476
Net permanent differences and other tax effects including the fiscal inflation adjustment	(2,420,769)	(16,386,910)
Total income tax	19,454,138	3,238,566

As of December 31, 2022 and 2021, the effective income tax rate is 31.1% and 5.8%, respectively. During fiscal year 2021, the effective income tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred.

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, the file for the fiscal year 2018 is in the evidence stage.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

26.	COMMISSIONS INCOME

Composition	12/31/2022	12/31/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	42,688,825	39,677,960
Commissions related to credit cards	24,778,637	23,596,621
Commissions related to insurance	4,226,128	4,450,781
Commissions related to trading and foreign exchange transactions	1,527,054	1,701,807
Commissions related to securities value	1,263,515	1,477,199
Commissions related to loans and other financing	432,533	322,779
Commissions related to financial guarantees granted	10,385	11,527
Performance obligations satisfied over certain time period
Commissions related to credit cards	407,727	716,392
Commissions related to trading and foreign exchange transactions	59,020	75,697
Commissions related to loans and other financing	7,186	9,377
Commissions related to obligations	1,571	2,127
Commissions related to financial guarantees granted		184
Total	75,402,581	72,042,451

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

27.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2022	12/31/2021
Translation of foreign currency assets and liabilities into pesos	61,080,728	7,984,321
Income from foreign currency exchange	1,192,854	1,069,055
Total	62,273,582	9,053,376

28.	OTHER OPERATING INCOME

Composition	12/31/2022	12/31/2021
Services	9,657,167	8,395,016
Adjustments and interest from other receivables	2,379,227	2,179,393
Other receivables for financial intermediation	947,942	1,833,714
Adjustments from other receivables with CER clauses	1,679,397	681,084
Sale of investment in properties and other non-financial assets		76,116
Other	6,512,803	2,094,389
Total	21,176,536	15,259,712

29.	EMPLOYEE BENEFITS

Composition	12/31/2022	12/31/2021
Remunerations	53,579,236	54,584,335
Payroll taxes	13,220,901	12,594,534
Compensations and bonuses to employees	8,115,316	7,611,677
Employee services	2,722,838	2,116,182
Total	77,638,291	76,906,728

30.	ADMINISTRATIVE EXPENSES

Composition	12/31/2022	12/31/2021
Taxes	6,415,867	5,704,624
Maintenance, conservation and repair expenses	6,236,440	6,461,974
Armored truck, documentation and events	5,273,648	5,650,513
Other fees	3,778,624	3,317,564
Security services	3,761,984	3,972,295
Electricity and communications	3,464,711	3,959,287
Software	2,492,439	3,103,996
Advertising and publicity	2,374,900	1,699,823
Fees to directors and syndics	1,975,113	1,522,421
Representation, travel and transportation expenses	683,335	470,077
Insurance	412,674	529,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Composition (Contd.)	12/31/2022	12/31/2021
Stationery and office supplies	271,787	245,587
Hired administrative services	266,705	242,991
Leases	173,521	227,280
Other	1,573,923	2,030,073
Total	39,155,671	39,137,679

31.	OTHER OPERATING EXPENSES

Composition	12/31/2022	12/31/2021
Turnover tax	41,332,037	35,193,119
From credit cards	17,189,552	14,978,007
Charges for other provisions	2,382,793	3,161,543
Deposit guarantee fund contributions	1,913,030	2,029,167
Other adjustments and interests for miscellaneous obligations	1,205,618	504,379
Taxes	842,900	921,221
Loss from sale or impairment of investment in properties and other non-financial assets	542,323	140,151
Insurance claims	436,033	174,484
Donations	420,267	57,492
From administrative, disciplinary and criminal penalties		81,094
Other	8,728,438	9,451,467
Total	74,992,991	66,692,124

32.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	12/31/2022	12/31/2021	12/31/2020
Cash and deposits in banks	250,089,093	335,692,114	382,135,611
Debt Securities at fair value through profit or loss		9,467
Other debt securities	498,952,883	267,023,884	391,688,599
Loans and other financing	885,642	1,000,749	1,237,032
Total	749,927,618	603,726,214	775,061,242

33.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to December 31, 2022, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the separated Financial Statements.

34.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the fiscal year. Note 33 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income. See additionally note 44.

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021, and were recorded under other non-financial liabilities (see note 21).

In addition, on December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated), which were paid during the fiscal year according to the schedule. Additionally, the balance of the dividends approved that are still to be paid because they exceed the abovementioned limit, amounted to 6,828,971 (not restated).

Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), representing 22.18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceed the abovementioned limited, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7659 issued on December 15, 2022, the BCRA established the suspension on earning distributions for financial entities from January 1, 2023 up to December 31, 2023.

For further information see also note 44 together with the earnings distribution proposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

35.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds a 7.7330% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12305 on March 17, 2022.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. In addition, through Communiqué “A” 7661 issued on December 22, 2022, the BCRA resolved that from January 1, 2023, the guarantee will be up to 6,000.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

36.	RESTRICTED ASSETS

As of December 31, 2022 and 2021, the following Bank’s assets are restricted:

Composition		12/31/2022	12/31/2021
Cash and Deposits in Banks
•	Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	58	2
Subtotal Cash and Deposits in Banks		58	2

Debt securities at fair value through profit or loss and other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	4,741,056	2,065,517
•	Letters of National Estate in pesos adjusted by CER – Maturity: 02/17/2023.	148,920
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	92,856	94,847
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	83,319	86,975
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	33,682	35,160
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	14,891	15,545
	Subtotal debt securities at fair value through profit or loss and other debt securities	5,114,724	2,298,044

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		12/31/2022	12/31/2021
Other financial assets
•	Interests derived from contributions made as protector partner (2).	2,413,559	1,485,299
•	Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	145,451	293,643
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	120,502	396,548
•	Sundry debtors – Other.	8,787	9,792
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,610
	Subtotal Other financial assets	2,689,126	2,186,892

Loans and other financing – non-financial private sector and foreign residents
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	5,100	4,036
	Subtotal loans and other financing	5,100	4,036

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	24,824,547	30,242,005
•	Guarantee deposits related to credit and debit card transactions.	4,043,563	2,567,119
•	Other guarantee deposits.	1,752,168	2,184,023
	Subtotal Financial assets delivered as guarantee	30,620,278	34,993,147

Other non-financial assets
•	Real property related to a call option sold.	2,456,151	421,571
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	12,958	654
	Subtotal other non-financial assets	2,469,109	422,225
Total		40,898,395	39,904,346

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of December 31, 2022 and 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

37.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

37.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Confibono and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono and Confibono) and certificates of participation (Arfintech).

As of December 31, 2022 and 2021, debt securities and certificates of participation in financial trusts for investment, amounted to 950,899 and 1,034,155, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

37.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 11,680 and 18,708, respectively.

37.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 2,721,267 and 3,942,468, respectively.

37.4.	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 17,810,671 and 23,690,901, respectively.

38.	COMPLIANCE WITH CNV REGULATIONS

38.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

38.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and Guarantee Entity (in the process of being registered), and is registered in the “List of Authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of December 31, 2022 stated in UVAs amounted to 2,765,002,747 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 36 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

38.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent and comprehensive mutual investment funds placement and distribution agent (ALyC, AN – comprehensive, ACyD FCI and ACyDI FCI).

Additionally, the shareholders’ equity of such Company as of December 31, 2022 stated in UVAs amounted to 54,318,228 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, as result of the Company acting as “ACyD FCI and ACyDI FCI” an amount of 163,500 UVAs will be added to minimum Shareholder’s equity.

38.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Additionally, the shareholders’ equity of this Company as of December 31, 2022 stated in UVAs amounted to 14,855,693 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

38.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of December 31, 2022 stated in UVAs amounted to 1,045,210 an exceeds the minimum amount required by General Resolution 795 established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

38.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the five fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support on a digital format is protected on the Bank’s servers.

38.3	As depositary of mutual funds

As of December 31, 2022 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,368,464,766	13,209,510
Argenfunds Ahorro Pesos	68,665,665	1,483,665
Argenfunds Infraestructura	124,707,305	200,913
Argenfunds Liquidez	10,487,802,190	35,478,857
Argenfunds Renta Argentina	95,229,288	1,716,424
Argenfunds Renta Balanceada	714,552,012	7,640,633
Argenfunds Renta Capital	17,579,499	3,156,160
Argenfunds Renta Crecimiento	7,416,062	1,243,800
Argenfunds Renta Dinámica	55,111,867,139	3,110,104
Argenfunds Renta Fija	268,962,626	7,901,050
Argenfunds Renta Flexible	136,970,768	939,800
Argenfunds Renta Global	223,046,965	1,858,292
Argenfunds Renta Mixta	2,456,709,951	3,110,839

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Argenfunds Renta Mixta Plus	1,165,105	177,582
Argenfunds Renta Pesos	204,190,813	4,657,582
Argenfunds Renta Total	548,961,979	1,311,417
Argenfunds Renta Variable	2,281,738,860	149,062
Argenfunds Retorno Absoluto	214,491,575	956,396
Pionero Acciones	13,492,368	1,665,300
Pionero Ahorro Dólares	10,920,588	1,818,596
Pionero Argentina Bicentenario	424,876,097	2,746,821
Pionero Capital	2,091,257,043	4,283,954
Pionero Desarrollo	4,815,845,697	5,869,207
Pionero Empresas FCI Abierto Pymes	204,630,659	2,329,663
Pionero FF	46,155,016	1,635,163
Pionero Gestión	1,871,950,929	5,661,357
Pionero Pesos	1,231,510,642	22,630,750
Pionero Pesos Plus	15,160,985,615	167,680,294
Pionero Renta	39,925,450	5,399,159
Pionero Renta Ahorro	242,765,317	10,689,989
Pionero Renta Ahorro Plus	811,963,183	6,338,065
Pionero Renta Balanceado	12,507,475,184	21,234,806
Pionero Renta Estratégico	702,329,083	5,867,099
Pionero Renta Fija Dólares	2,863,198	353,113
Pionero Renta Mixta I	77,051,608	870,677
Pionero Retorno	1,391,845,010	1,674,448

39.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2022 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	143,526,540
Other debt securities
Government securities computable for the minimum cash requirements	159,809,912
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	24,824,547
Total	328,160,999

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

40.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of December 31, 2022:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish), where resolution is pending. The fine imposed to Mr. Jorge Horacio Brito was abrogated due to his passing. On 12/03/2021, the BCRA answered the notice of the direct appeal, requesting the dismissal. At the same date the CNACAF decided to include the process into the agreement to issue a sentence. As of the date of issuance of these consolidated Financial Statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader (Alfredo Muscari), head of Foreign Exchange and Banking Operations manager (Eduardo Roque Covello) and Compliance manager (Gustavo Emilio Pessagno).

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. As of the date of issuance of these consolidated Financial Statements, the file is on evidence stage in the BCRA.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini –both as Compliance Officer and Director- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini, as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal before Argentine Supreme Court (CSJN, for its acronym in Spanish) which, as of the date of issuance of these consolidated Financial Statements, is still pending resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021, styled “Szekely, Ladislao et al v. CNV on appealed administrative resolution” which as of the date of issuance of these consolidated Financial Statements, is pending.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended). Penalty amount: 50 (not restated).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it resolved the lack of responsibility of Mr. Juan Martín Monge Varela, Luis Maria Blaquier and Mario Luis Vicens, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. On 05/11/2021, Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal, on 12/10/2021, ordered that the case file be submitted to the CSJN, which took place on 12/30/2021, and the case file was received by the latter on 02/03/2022. As of the date of issuance of these consolidated Financial Statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through the BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceedings will be decided at Room IV of such jurisdiction. On 05/05/2021, the UIF became a party to the case file and answered the notice served of the direct appeal imposed by the responsibles. On 08/12/2021, the CNACAF dismissed the direct appeal filed by the Bank. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/04/2021, the CNACAF dismissed the extraordinary appeal filed, where it was held that there was no federal grievance and no manifest arbitrariness in the resolution. On 10/18/2021 the bank filed a petition for the denied extraordinary appeal to CSJN. As of the date of issuance of these consolidated Financial Statements, the petition file has not been resolved by the CSJN.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 04/22/2021, the judge in charge of the summary proceedings informed that the pleas filed will be resolved in the final ruling; therefore, the brief will be added to the case file without analyzing the issue, expecting the issuance of a resolution. On 08/18/2021, it was resolved to set the case for the production of evidence and to summon all the parties involved to give testimony as parties subject to the summary proceedings. As of the date of issuance of these consolidated Financial Statements, the case is on the final report stage.

Although the penalties described above do not involve material amounts, as of the date of issuance of these consolidated Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

41.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 12/31/2022		12/31/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	72,129,837	81,762,819
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	2,715,556
Non-subordinated – Class B		$4,620,570,000	(3)				5,825,893
Total						74,845,393	87,588,712

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these consolidated Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem, Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

(3)	On May 8, 2017, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

On the other hand, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

On October 17, 2018 and October 16, 2019, the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000 and 501,861,000, respectively, equivalent to the amount of purchases made as of those dates.

On May 9, 2022, the Bank fully paid the principal and interest for a face value of 2,889,191,000.

42.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2022 and 2021, is as follows:

Composition	12/31/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	724,968,797	757,383,931
Preferred and other collaterals received from customers (1)	187,502,326	234,703,412
Outstanding checks not yet paid	19,943,141	15,796,202
Checks already deposited and pending clearance	16,828,520	21,715,717

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

43.	TAX AND OTHER CLAIMS

43.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

43.2.	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these consolidated Financial Statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

44.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings. As a consequence, the following Shareholders’ Meeting will apply 8,607,704 from Unappropriated retained earnings to increase the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2022 was 21,402,113 (nominal value: 3,475,669).

As of December 31, 2022, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Other comprehensive income for 816,164.

ii.	The positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 6,145,736.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

According to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. Through Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, the BCRA allowed financial institutions, which had its authorization, to distribute their earnings up to 20% of the amount that would have been distributed in 12 equal, monthly and consecutive installments.

In addition, through Communiqué “A” 7659 the BCRA suspended the earnings distribution from January 1, 2023 up to December 31, 2023. Lastly, it is worth noting that the BCRA, in the process of authorization of the earning distribution for an amount of 19,751,444 (not restated), as explained in note 34, required to the Bank to deduct the outstanding balance from the sale of Prisma Medios de Pago SA (see note 11). As of the date of issuance of these consolidated Financial Statements, the BCRA has not issued a decision about the application of the abovementioned situation for the fiscal year 2022.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the previous comments, the General Regular Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 considering that at the end of the fiscal year ended December 31, 2021, the Bank recorded a negative adjustment to unappropriated retained earnings as of December 31, 2021 for 8,920,325 (not restated) because the monetary effect accrued in relation to monetary items measured at fair value through other comprehensive income had been recorded in the previous period, resolved to distribute the unappropriated retained earnings for 18,202,171 (not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2021):

a)	3,640,434 to the legal reserve;

b)	373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

45.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21,526, as supplemented, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices included in the Financial Entities Corporate Governance Guidelines, as supplemented of the BCRA.

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/19, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplemented, are as follows:

•          Ownership structure

As of December 31, 2022, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	18.38	20.04
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local Stock Exchanges)	11.79	11.21
Grouped shareholders (Foreign stock exchanges)	23.75	22.19

(1)	As of the date of issuance of these consolidated Financial Statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred, ad referendum of BCRA, to Fideicomiso de Garantía JHB BMA, which the beneficiaries are his forced heirs.

•          Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 12 regular directors and 2 alternate directors. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Name	Position
Delfín Jorge Ezequiel Carballo	Chairperson
Jorge Pablo Brito	Vice chairperson
Carlos Alberto Giovanelli	Director
Nelson Damián Pozzoli	Director
Fabian Alejandro De Paul (1)	Director
Constanza Brito	Director
Sebastián Palla (1)	Director
Mario Luis Vicens (1)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
Mariano Ignacio Elizondo (1)(2)	Director
Guillermo Merediz (1)(2)	Director
Santiago Horacio Seeber	Alternate director
Alan Whamond (1)	Alternate director

(1) Independent directors.

(2) Designated by Anses-Fgs proposal.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

At present, six Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Name	Position
Gustavo Alejandro Manriquez	CEO
Gerardo Adrian Álvarez	Human resources and administration manager
Alberto Figueroa	Risk management manager
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzon	Government and Management control manager
Ernesto Eduardo Medina	System manager
Brian Anthony	Commercial banking manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrian Mariano Scosceria	Corporate banking manager

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•   Committees

The corporate by-laws state that the Board of Directors may establish the Committees that it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law, as supplemented.
Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Credit	Approving credit transactions based on credit capacity.
Legal Recovery	Engaged in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions
Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance	Ensuring the Bank has the proper means to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.
Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

•	Code of ethics

The Bank has established a Code of Ethics for directors and senior management, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with the Bank’s Code of Conduct and other policies and procedures governing employee conduct. This Code of ethics is supplemental to the Bank’s Code of Conduct.

•	Code of Conduct

The Entity promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.

The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply with. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

•	Ethical line

According to ethical behavior standards, an Ethical line or a report channel was implemented for the Bank and its subsidiaries, Macro Securities SA, Macro Fondos SGFCI SA, Macro Fiducia SA, Argenpay SAU and Fintech SGR, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, which becomes aware of them, as well as the resolution of cases, following the protocols.

Branches

As of the date of issuance of these consolidated Financial Statements, the Bank has 467 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in note 3 to these consolidated Financial Statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 37, respectively.

•       Incentive practices

The Bank adopts a compensation policy that comprises fixed and variable compensation; the latter is granted within the framework of an objective and competency assessment process.

The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

✓	Their contribution to the results reached.

✓	Their management in keeping with the Bank’s mission and values.

The key variables in determining compensation are:

✓	The level of responsibility and complexity of the position.

✓	The person’s competencies and potential.

✓	The person’s performance and outcomes.

✓	The position with respect to the benchmark market.

✓	The results reached by the Bank.

The Incentives Committee is in charge of ensuring the financial incentives for personnel system are consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

The Bank aims at compensating personnel ensuring performance recognition, internal equity, competitiveness, productivity, efficiency and added value.

•          Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta, Jujuy and Tucumán and the Municipalities of San Miguel de Tucumán and Yerba Buena.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•          Corporate Sustainability Policy

The Bank is aware of its responsibility towards the surrounding communities. The Corporate Sustainability area promotes this development by fostering and implementing policies and actions that exert a positive social, environmental and economic impact.

Thus, it engages in constant dialogue with the different areas and stakeholders with the ultimate goal of creating social value and drafting policies aimed at promoting a fair, supporting and equal world.

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and Financial Statements) and ensure their integration and consistency with corporate sustainability.

•          Anticorruption policy

Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtain or keep a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA), because Banco Macro SA is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.

The Group companies that wish to perform any transaction involving any public administration officer, public agency or public company, either Argentine or foreign, shall communicate this event in advance to the Board through the General Manager and inform, before the transaction is conducted, the agents or intermediaries that may be involved in the transaction. The Bank also has a manual with guidelines for interacting with public officers.

This communication duty is not mandatory for the transactions derived from agreements with provincial financial agents (except for the subscription of framework agreements), ordinary bank transactions (for example, payroll processing) and the transactions that do not pose any major risk due to the minimum amounts involved.

Although these anticorruption policies are aimed at transactions within the public sector, they also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.

The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

•          Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Law No. 21526 and the regulations issued by the regulatory agency (BCRA).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplemented), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the Financial Statements. Such transactions are carried out under usual market conditions. See also note 16 to these consolidated and separate Financial Statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent businessman. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The loyalty duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•          Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and additionally, some guidelines are disclosed in other notes and exhibits to these consolidated Financial Statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available at the Bank’s website.

Integral Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.

Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system supplements the policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

Risk Management

The Risk Management area is in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•          Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•          Economic Capital Calculation

The Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

The Bank actively uses guarantees to mitigate its credit risk.

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

In addition, note that the Bank meets the provisions established by the BCRA as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency exchange rate risk, and operational risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2022, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2022
Minimum capital requirements	105,060,980
Computable equity	515,330,432
Capital surplus	410,269,452

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

45.1 Credit Risk

Credit risk is the risk that the Bank incurs a loss because its customers or counterparties fail to discharge their contractual obligations.

The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept and by establishing indicators for monitoring.

The Board approves the credit and risk assessment policy to provide a framework to generate businesses to achieve a proper relationship between the risk assumed and profitability. The Bank has procedure manuals detailing the related guidelines, compliance with effective regulations and limits set. The goals are:

•	Achieving an adequate portfolio segmentation per type of customer and economic sector.

•	Enhancing the use of tools to analyze and assess risk that best adjust to the customer’s profile.

•	Establishing consistent guidelines to grant loans following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals.

•	Establishing limits to individual powers to grant credits according to their amount, tending to the existence of specific committees, which, according to their scope of influence, will define the levels of assistance.

•	Enhancing the quality of the risk assumed, with proper guarantees according to the term of the loan and the level of risk involved.

•	Monitoring on an ongoing basis the loan portfolio and customer level of compliance.

Credit risk management involves the existence of a structure with the characteristics needed to attain the organizational goals during the stages of the credit cycle: admission, follow-up, monitoring and recovery.

The risk assessment process is differentiated based on whether customers belong to Corporate Banking or Retail Banking.

To assess Corporate Banking customers, the Bank has different methods involving different responsibility levels that become increasingly complex according to the size of the transactions in terms of assistance types and amounts, weighed by terms and hedges with guarantees.

For the authorization of assistance involving small amounts, self-liquidating collaterals or temporary assistance, the Bank grants special credit powers, on a personal basis, to higher-ranking officials based on their knowledge, experience and training. At any rate, the use of these powers is associated with the outcome of an objective assessment, avoiding any discretion in the credit approvals.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

To grant predefined products and restricted amounts to the Small Companies and Agro segments, the Bank has standardized assessment systems that are used on a decentralized manner and include origination scoring and screening methods to admit and assign limits, based on the customers’ economic, financial and equity information. There is also a centralized massive qualification periodic process that Credit Risk Management makes available to branches on a continuous basis.

When transactions in amount the instances of authorization by delegated powers or through the decentralized risk analysis, ratings are approved in the Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed to adjust them to the Bank’s volume of transactions and thus improve credit rating.

The risk analysis of assistance addressed in the Credit Committees is carried out at the Corporate Risk Management Department by specialized risk analysts that prepare separate risk reports per customer or group of companies, which are provided to Committee members to support the credit decisions made.

Risk reports include, at least, information regarding the use of loans and their source of repayment, the debtor’s historical and current behavior and the group of companies to which it belongs; the debtor’s repayment capacity based on cash flows; the guarantees that will cover the transactions, the ownership status, the enforcement possibilities and their sensibility to the changes in the economy; the market in which the debtor operates and the debtor’s position, and the debtor’s equity, economic and financial position and possibility of accessing loans.

The Committees’ resolutions include the terms and conditions applicable to the assistance in terms of the amount, currency, terms, guarantees and follow-up provisions, among others. The decisions are based on the debtor’s cash flows and payment capacity and only to a secondary extent on debtor’s equity and risk mitigating factors.

Credit risk assessment for Retail Banking customers, is governed by specific policies that consider customers’ inclusion in one of the following segments:

•  Salary Plan customers (Public and Private) and retirees whose their retirements and pensions are deposited in the Bank.

•  Open Market customers.

To speed up origination circuits, the Credit Risk Management has widened the use of scoring methods, which impose a minimum limit for the customer to be admitted for credit purposes, considering an acceptable delinquency level.

Consumer portfolio qualifications are available on a permanent basis to branches in the system called Customer Relationship Management (CRM) and to customers through digital channels, which allows operating within the limits and conditions approved by the Credit Risk Management on a centralized basis. This modality restricts the operating risks that are inherent to the assessment.

For new nonprequalified customers, the originator enters the requested transactions in the risk assessment system related to the customer segment, which approves or rejects the transaction; if approved, maximum assistance amounts by product are provided. Assessment systems are mainly based on an admission and certain maximum indebtedness rules and installment/income ratio. The assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

The assessment process and its relationship with the loan settlement process, is fully automated: all customers must have a CRM-approved (individual or massive) assessment, an essential requirement to be granted a credit product. In addition, as part of the assessment process, the exception flow and the control of credit powers are also automated. These actions managed to reduce operating risks and allowed tracing transactions and their approval levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The Bank adopts processes to detect interrelated debtor groups with correlated risk (group of companies) and to group risk exposures with the same debtor or counterparty in different lines of credit.

Before the transactions are settled, a series of controls are implemented to reduce related credit and operating risks and classify transactions within the technical relationships regulatory framework.

The Bank implements a formal, robust and well-defined process to manage nonperforming loans. These procedures are differentiated based on the type of portfolio and delinquency status.

To mitigate credit risk, guarantees are requested on agreed financing. A particular area of the Credit Risk Management Department manages all guarantees received by the Bank and assesses and updates regularly the appraisal value and effective term to monitor the quality of risk mitigators.

Debtor classification according to the BCRA:

As a general regulatory policy for classifying debtors, the Bank follows BCRA related regulations, which provide grouping levels in decreasing order of quality, in direct relation to the customer’s uncollectibility risk.

Classification guidelines also vary depending on whether they are commercial loans or consumer or housing loans.

The basic criterion to classify the commercial portfolio is the future payment capacity of the commitment assumed. The Bank reviews the classification of customers included in this portfolio according to the minimum regularity established by the BCRA, which provides as general rule an annual review of such classification, growing to a semiannual or quarterly frequency based on the increasing order of the debt.

According to their risk of default, the commercial portfolio is classified as follows:

1-Performing

2-a) In a watch list

2-b) Under negotiation or with refinancing agreements

2-c) Under special treatment

3-Nonperformign

4-With high insolvency risk

5-Irrecoverable

To classify the customers of the consumer portfolio and the commercial portfolio with payables of up to 227,220, for which the BCRA authorizes the Bank to follow a simplified method comparable to a consumer loan portfolio, the BCRA defines classification levels according to the days of arrears recorded at the end of the month.

1-Performing: Up to 31 days

2-Low risk: Up to 90 days

3-Medium risk: Up to 180 days

4-High risk: Up to 1 year

5-Irrecoverable: Over 1 year

Credit risk allowances of the loan portfolio

As from 2020, the Bank’s policy concerning credit risk allowances is based on the calculation of ECL based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. According to the guidelines in section 5.5. on Impairment (including the principles and methods to recognize ECL due to significant increases in credit risk and the subsequent impairment of financial assets for ECL), the Bank recognizes the impairment of its financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The criterion to assess whether an instrument is impaired will depend on the type of analysis to which customers are exposed: to estimate ECL on a collective basis, disclosures are grouped based on customer segments showing similar risk characteristics that are relevant for their analysis, while the purpose of the individual assessment is the ECL estimate for customers with significant risk or customers which require a specific treatment, or do not have consistent characteristics with other portfolio segments for which the statistic information is insufficient to predict future behavior.

Under no circumstance could allowances calculated according to IFRS 9 be lower than the minimum allowances established by the BCRA in the revised text of minimum loan loss reserves. If they were lower, the difference should not be booked as loan losses in the Financial Statements, but rather as a deduction of computable equity under BCRA regulations.

The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2022, and 2021:

Composition	12/31/2022	12/31/2021
Loans and other financing	11,002,339	18,761,240
Loans commitment	696,767	664,446
Other financial assets	91,041	51,518
Other debt securities at amortized cost	796	1,057
Total	11,790,943	19,478,261

The Credit Risk Management manages credit risk, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.

The Credit Risk Management Office designs and develops ECL models. It reports to the Credit Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view.

The Administration and Credit Operation Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classifies customers in different credit risk stages. Together with the Corporate Risk and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 2 and stage 3.

The definitions and assessment of ECL are regularly presented to the Risk Management Committee, which approves the model methodologies, adjustments and validation.

45.1.1  Assessment of credit risk impairment

Definitions of significant increase in risk (SICR), impairment and default

The Bank recognizes the impairment of its financial assets according to point 5.5. of IFRS 9. To such end, the Bank calculates the ECL of financial instruments over a three stage risk model based on the changes in credit quality detected since the initial recognition, as summarized below:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition;

•	Stage 2: includes financial instruments which significantly SICR but it is not yet considered credit-impaired, and

•	Stage 3: comprises credit-impaired financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The Bank measures ECL according to the following definitions:

•	For financial instruments included in Stage 1, the Bank measures ECL as the portion of lifetime ECL that result from potential default events within the next 12 months.

•	For financial instruments included in Stages 2 and 3, the Bank measures lifetime ECL.

•	To calculate ECL, prospective information is considered according to IFRS 9.

Default:

The default status is defined according to the type of portfolio and segment, and thus, the impairment model is applied in accordance with the risk of each transaction. The default status is defined as follows:

•	For the Commercial Portfolio: there is a “Default” if the customer, based on an individual analysis, has been classified in Stage 3, as described in “Customers analyzed on an individual basis.”

•	For the Medium-sized and large companies and Corporate segments of the Commercial Portfolio Comparable to Consumer: there is a “Default” if the customer has a transaction that is more than 90 days past due or if a refinancing loan has been granted.

•	For the Consumer Portfolio or the Commercial Portfolio Comparable to Consumer (excluding Medium-sized and large companies and Corporate segments): there is a “Default” if the transaction is more than 90 days past due or if a refinancing loan has been granted in relation to the product assessed in the performance period.

Customers analyzed on a collective basis:

For the group of transactions in the Consumer portfolio and the Commercial Portfolio Comparable to Consumer, which is deemed a collective analysis portfolio, the Bank defined the application of the following delinquency criteria under IFRS 9:

•	Stage 2: it involves the transactions that are more than 30 days past due, refinanced transactions that are more than 90 days past due, and those with PD differences between the time of transaction observation and origination and implying a SICR in absolute and relative terms.

•	Stage 3: transactions that are more than 90 days past due.

Thus, summing up, the criterion used by the Bank to define the different transaction staging rules, according to its reporting structure, depend on the following characteristics:

•	Type of product

•	Segment

•	Portfolio

•	Delinquency

•	Refinancing

•	SICR under qualitative criterion

ECL calculation:

The ECL is calculated using the following formula, the parameters of which are described below:

ECL = PD x EAD x LGD

Probability of default (PD)

The PD represents the probability of not paying for a transaction within a given term.

To calculate expected losses, the Bank considers the creation of two types of probabilities of default:

•	PD at 12 months (Point in Time – PIT): this is the estimated probability of occurrence of a default in the next 12 months of life of the instrument after the analysis date. The Bank uses this criterion for the transactions with no SICR.

•	PD Lifetime: this is the estimated probability of occurrence of a default throughout the remaining life of an instrument, i.e. the PD referring to the maximum contractual term during which the entity is exposed to the credit risk. The Bank applies this criterion to transactions with SICR (Stage 2), as established in IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The PDs are assessed per customer in individual analyses and per product in the case of customers analyzed collectively.

The PDs are amended by the macroeconomic models applied for the prospective vision.

The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.

The following table discloses the risk levels score and rating arising from the Bank’s models:

	12/31/2022		12/31/2021
Category	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	1.54%	97.32%	2.05%	96.76%
High grade	0.93%	89.00%	1.02%	79.54%
Standard grade	5.00%	4.44%	5.05%	12.44%
Sub-standard grade	11.58%	3.88%	11.26%	4.78%
Past due but not impaired	29.73%	1.86%	30.27%	2.33%
Impaired	100.00%	0.82%	100.00%	0.91%
Total		100.00		100.00

Exposure at default (EAD)

The EAD represents the exposure of a financial instrument on the date of the analysis, i.e. the level to which the Bank is exposed to credit risk in the event of a potential default by the counterparty.

To calculate the EAD, segmentation is performed at product level, according to the following differentiation:

•	Products with no exposure certainty: in the case of revolving products (credit cards and saving accounts) in stages 1 and 2, in order to calculate the EAD, it is necessary to estimate a credit conversion factor (CCF). For these transactions, the CCF represents the average percentage of exposure increase that may be observed in a contract from measurement to default. For these products, in stage 3, no additional increase is considered in the exposure.

•	Products with exposure certainty: in these types of products (generally amortizable loans), future exposure is known because the counterparty cannot increase its exposure beyond what was agreed upon in the contractual schedule. Therefore, the CCF does not apply to these products, and the EAD varies at each moment in time by reflecting the amortization of the loan balance due.

Loss given default (LGD)

LGD is the estimated loss in the case of default. It is based on the difference between all contractual cash flows and the cash flows expected by the lender (i.e., all cash shortfalls), considering the proceeds from the realization of collateral.

It is the supplement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the amount at default is compared with the present value of the amounts recovered after the date of default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

LGD varies based on the type of counterparty, aging, type of claim and the existence of guarantees securing credits. It is expressed as a percentage of the loss for EAD.

Just as the PDs, to assess the LGD, a distinction is made per customer in individual analyses and per product in the case of customers analyzed collectively. The Bank bases its estimates on the historical information observed regarding the recoveries obtained on customers or default transactions, discounted at the effective interest rate of such agreements and measured upon default.

Once the recovery rates are obtained, this behavior is projected through the triangle method to estimate the periods with less maturity. Finally, the weighted average of the loss for each portfolio is determined.

The LGDs are also amended by the macroeconomic models applied for the prospective vision.

Customers analyzed on an individual basis:

The Bank’s credit risk impairment assessment model is set to analyze individually all Corporate Portfolio customers, as defined by the BCRA, financial institutions, the public sector and government and private securities.

To make such an assessment, some objective data were defined to analyze whether there is a SICR and to determine whether it should be reclassified to stage 2 or to stage 3 when a default is produced or expected, or whether they should remain in stage 1. Those events comprise mainly material delays in the main credit lines granted, the Bank’s legal action for the assistance granted, the petition for insolvency proceedings or bankruptcy, and past due loans with pending principal, among others.

All the customers subject to the individual analysis are examined on a monthly basis to define the stage, following different criteria for each one of them:

Stage 1: the customers whose individual assessment reflects the following characteristics are deemed included:

•	The financial instruments did not experience significant risk increases.

•	The customer’s cash flow analysis shows that it has the ability to meet all its obligations adequately.

•	It has a liquid financial position, with low level of indebtedness.

•	Cash flows are not subject to drastic changes in the event of major variations in the behavior of own and sector variables.

•	It regularly pays its obligations, even when it suffers minor and insignificant delays.

This stage also includes:

•	The customers previously included in stages 2 or 3 who improved their credit risk indicators and meet the parameters defined for stage 1.

Stage 2: this stage includes the customers that, based on the individual analysis of their payment capacity, have a SICR that is not sufficiently severe to set default as defined for stage 3.

Some elements considered upon defining the existence of a significant increase in credit risk are:

•	Profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment:

o	There is a significant increase in payables without a consistent rise in revenues.

o	There is a major decline in operating margins, or existence of operating loss.

o	There are adverse changes in the context that exert a negative effect on future financial flows.

o	There is a drastic decline in demand or negative changes in the business plans.

o	There are significant changes in the value of the guarantees received

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•	The arrears in payment to the Bank are due to current operating or extraordinary circumstances, and a prompt resolution is expected.

This stage also includes:

•	The customers that, having been included in stage 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to stage 1.

Stage 3: it includes the customers that, after an individual analysis, experience some of the following situations:

•	Significant delays in the main credit lines granted, with no agreement with the Bank.

•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.

•	Filed for insolvency proceedings or went into bankruptcy

•	Refinance their payables systematically and have still not settled over 5% of the refinanced principal.

•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its obligations in the agreed-upon conditions.

The Credit Administration and Transactions Department analyzes all the portfolio under this approach, with special emphasis on customers in stages 2 and 3 in the previous month and those showing objective data that could evidence the existence of a SICR. The study is supplemented with the macroeconomic context and other news in relation to the performance of customers. Its staging proposal is submitted to the consideration of Corporate Risk and Credit Recovery Management Departments, which incorporate their own vision of the customer or the activity sector. The final assessment of the stage assigned to each customer is approved by the Credit Risk Management and is used as an input to estimate the ECL of the customers analyzed on an individual basis.

ECL calculation for customers included in an individual analysis:

Stage 1: the estimates of the customers classified in stage 1 arise from the parameters under expected credit loss models, whose characteristics are described in the previous sections on PD, EAD and LGD.

Stages 2 and 3: based on the evidence gathered upon the analysis, the Credit Risk Management –considering the level of progress of collection negotiations, as well as the evidence from a potential sale of collateral received or other credit improvements making up the contractual terms– prepares three potential recovery scenarios for each credit transaction of stage 2 and 3 customers, calculating the current value of expected flows for each scenario, which are weighted in view of their probability of occurrence. The expected loss of each transaction is the difference between the book payable of each transaction and the present weighted value of expected cash flows.

45.1.2  Prospective information used in ECL models

The calculation of ECL for risk impairment includes and is adjusted prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact on PD and LGD and designed 4 models which differ by customer type: Retail, Agro, Pymes and Commercial.

The main economic variables that impact on the expected losses used to calculate ECL for each economic scenario are changes in GDP, changes in interest rates, among others.

As established in IFRS 9, impact is calculated based on the different behavior scenarios of the variables; to such end, a 36-month estimate on the variables used for the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated on a quarterly basis in each calendar quarter.

The value of the macroeconomic variables used in calculating the forward-looking adjustment is restricted to econometric model calculations and the estimates of the independent consultant in relation to those variables. However, in line with the “Guidance on credit risk and accounting for expected credit losses” of the Basel Banking Supervision Committee, the Bank applies its own criterion based on experience in order to consider reasonable and sustainable prospective information in due manner (including macroeconomic factors) and, as applicable, to determine the proper level of value corrections.

The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, favorable and downside), with the assigned probability of occurrence to each scenario for the fiscal year 2023:

Key Drivers	ECL Scenario	Assigned Probabilities		2023
			%		%
	Base case	70		1.00
GDP growth %	Favorable	10		2.48
	Downside	20		(3.01)

	Base case	70		67.97
Interest rates %	Favorable	10		58.72
	Downside	20		88.19

	Base case	70		107.45
CPI %	Favorable	10		85.82
	Downside	20		170.55

45.1.3  Additional Forward-looking allowances based on expert credit judgment

Adjustment for uncertainty in external obligation restructuring

At the end of the fiscal year 2021, the Bank decided to record an additional adjustment, based on expert credit judgment and on a prospective basis after estimating an incremental effect on ECL allowances in order to cover an uncertain macroeconomic scenario due to the lack of an agreement between the Argentine Government and the IMF to restructure the debt. As of December 31, 2021, this adjustment amounted to 3,868,593.

When the agreement with the IFM was reached and approved by the Federal Congress, the Bank began to reverse the additional ECL. As of December 31, 2022 the Bank decided that the circumstances that generated the additional adjustment ceased to exist, therefore no other adjustment was recorded for this concept.

Adjustment for uncertainty about conditions of accessing loans to MIPYMES

As of December 31, 2022, the ECL were calculated with adjusted parameters considering the period November 2020 through October 2022. This adjustment determined a reduction in the default rates of MIPYMES that is explained by the application of the government policies of regulated and subsidized interest rates through financing programs to MIPYMES, which benefits the Commercial Portfolio Comparable to Consumer and MIPYMES’s natural persons from the Consumer Portfolio, enabling them to have access to loans with negative interest rates, in an growing inflationary context.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

As of the date of issuance of these consolidated Financial Statements, the Management considers that there is uncertainty about the conditions of the interest rate policy and the access to loans from the portfolio that was able to reduce its default rates. It is also understood that there are doubts as to whether these conditions will prevail in the future.

Therefore, the Bank decided to record an additional allowance for 1,514,000 that represents the difference between the ECL amount generated by the application of the adjustment for MIPYMES´s portfolio and the estimated impact that it would have on the ECL for companies on an individual basis if there is a negative change in the interest rate policy.

45.1.4  Portfolio quality

The Bank discloses in Exhibit B “Classification of loans and other financing by situation and collateral received” in these consolidated Financial Statements, a breakdown of loans and other financing by classification levels and collateral received.

In addition, the table below shows the analysis by aging of performing loans in arrears (in days):

	12/31/2022
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.8%	1.2%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.8%	0.2%	0.0%	0.0%	0.0%

	12/31/2021
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.9%	0.9%	0.0%	0.2%	0.0%
Commercial loans comparable to consumer	99.7%	0.3%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%
Total	99.4%	0.5%	0.0%	0.1%	0.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2022
Loans and other financing	479,452,940	104,988,725	17,579,354	2,570,188	5,012,162	609,603,369
Non-financial public sector	213,611	1,993,184	29		111	2,206,935
Other financial entities	127	935,286				935,413
Non-financial private sector	479,239,202	102,060,255	17,579,325	2,570,188	5,012,051	606,461,021
Individuals	274,924,089	3,148,236	12,067,795		2,668,258	292,808,378
Manufacturing Industry	31,183,788	24,274,647	746,964	1,329,244	403,405	57,938,048
Agricultural and cattle industry	44,869,029	17,883,431	799,999	1,240,944	1,268,562	66,061,965
Services	65,880,196	8,552,942	2,522,295		351,183	77,306,616
Commercial activities	44,682,587	23,420,277	1,061,948		226,414	69,391,226
Exploration of mines and quarries	2,247,027	7,225,151	21,074		3,182	9,496,434
Financial intermediation	2,480,513	9,527,822	60,956		25,963	12,095,254
Construction activities	9,787,338	7,874,875	184,136		43,311	17,889,660
Electricity supply and gas	503,461	152,874	7,295		1,609	665,239
Public administration	2,496,835		104,849		20,125	2,621,809
Water supply and public sanitation	184,339		2,014		39	186,392

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2021
Loans and other financing	514,367,442	157,218,100	17,852,932	9,225,497	6,425,695	705,089,666
Non-financial public sector	139,590	4,488,641	75			4,628,306
Other financial entities	4,086	2,944,901				2,948,987
Non-financial private sector	514,223,766	149,784,558	17,852,857	9,225,497	6,425,695	697,512,373
Individuals	323,205,610	2,745,926	10,040,814		3,296,663	339,289,013
Manufacturing Industry	31,780,091	46,464,909	845,026	3,533,350	193,016	82,816,392
Agricultural and cattle industry	40,312,462	22,054,630	3,065,295	5,692,147	1,015,275	72,139,809
Services	61,670,626	19,022,152	2,421,080		578,179	83,692,037
Commercial activities	39,999,096	27,407,746	1,011,514		304,296	68,722,652
Exploration of mines and quarries	2,312,433	12,006,425	35,904		908,802	15,263,564
Financial intermediation	2,817,845	11,867,948	94,079		10,206	14,790,078
Construction activities	8,346,506	7,923,998	221,929		93,261	16,585,694
Electricity supply and gas	643,481	290,824	25,968		3,348	963,621
Public administration	3,025,323		69,117		22,184	3,116,624
Water supply and public sanitation	110,293		22,131		465	132,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

45.1.5 Collateral and other credit improvements

•  Guarantees received for the entirely portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2022.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	609,603,369	1,892,396	28,716,066	39,795,825	9,011,936	3,284,991	100,749,510	183,450,724	426,152,645	11,002,339
Loans commitment	676,242,884	130,635		61354	6517	376514	3,476,582	4,051,602	672,191,282	696,767
Other financial assets	53,527,298								53,527,298	91,041
Other debt Securities at amortized cost	1,347,372								1,347,372	796
Total	1,340,720,923	2,023,031	28,716,066	39,857,179	9,018,453	3,661,505	104,226,092	187,502,326	1,153,218,597	11,790,943

• Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2022.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Total collateral	Net exposure	Associated ECL
Loans and other financing	5,012,162		1,084,295	85,325	26,074	345,272	1,540,966	3,471,196	3,458,160
Total	5,012,162		1,084,295	85,325	26,074	345,272	1,540,966	3,471,196	3,458,160

• Guarantees received for the entirely portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2021.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	705,089,666	2,637,949	34,658,789	63,571,525	13,880,051	3,377,364	115,127,407	233,253,085	471,836,581	18,761,240
Loans commitment	438,164,047	4,542		146,385		115,666	1,183,734	1,450,327	436,713,720	664,446
Other financial assets	64,515,449								64,515,449	51,518
Other debt Securities at amortized cost	515,601								515,601	1,057
Total	1,208,284,763	2,642,491	34,658,789	63,717,910	13,880,051	3,493,030	116,311,141	234,703,412	973,581,351	19,478,261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

• Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2021.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Total collateral	Net exposure	Associated ECL
Loans and other financing	6,425,695		613,180	161,038	29,463	1,689,672	2,493,353	3,932,342	5,150,202
Total	6,425,695		613,180	161,038	29,463	1,689,672	2,493,353	3,932,342	5,150,202

45.2 Liquidity Risk

The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

In addition, the market liquidity risk refers to the risk that the Bank may not be able to clear or delete a position at market price:

• because the assets involved have no sufficient secondary market; or

• due to market variations.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk, the Bank has been established a policy with the following main aspects:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

-	Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

-	Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

-	Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, including the “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

• Financing through call banking and repo agreements with the BCRA.

• Spot sale of securities government portfolio.

• Limit credit assistance to private sector.

• Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2022 and 2021, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2022	2021
December, 31	93.65%	87.37%
Average	93.59%	88.63%
Max	95.25%	92.77%
Min	92.45%	85.50%

The Bank discloses in exhibit D “Breakdown of loans and other financing by terms” and exhibit I “Breakdown of financial liabilities by residual terms” to the accompanying consolidated Financial Statements the breakdown by contractual maturity, of financial assets and liabilities, respectively.

45.3 Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank's balance sheet as a result of the adverse fluctuations in the market prices of different assets.

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank's net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control risks derived from the variations in the quotes of financial instruments in order to optimize the risk-return ratio, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

In order to carry out the abovementioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

The method consists in creating return or price scenarios concerning an asset through the generation of random numbers. This is based on the selection of a stochastic model describing the performance of prices for each asset with the resulting specification of certain parameters required for calculation purposes. The model used is the geometric Brownian motion.

Once all “n” potential scenarios are obtained for valued positions, the P&L vector must be calculated as the difference between the estimated value of the future portfolio and its value upon calculation. Then profit and loss will be placed in order to obtain the value at risk according to the 99% percentage applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

45.4 Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank's financial condition as a result of adverse interest rate fluctuations with a negative impact on the Shareholders’ equity and profit or loss.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management.

The Bank monitors the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.

For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

The Equity Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2022 and 2021, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2022	12/31/2021
Interest rate risk	12,656	9,124
Currency Exchange rate risk	10,687	7,454
Price risk	12,362	3,719

45.5 Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s statement of income.

The Bank’s open position, stated in Argentine pesos by currency, is disclosed in exhibit L “Foreign currency balances” to these consolidated Financial Statements.

45.6 Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors and/or internal system failures, or those originated by external events. This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

Within such framework, the legal risk (which may occur from within the Bank or externally) comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended, and under Communiqué “A” 5272 the BCRA provided for a minimum capital requirement under this description, effective as of February 1, 2012.

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)	Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Senior Management and all the areas involved in this risk management.

c)	Procedures: the Bank features a procedure for the “Collection of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

In addition, the Bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Computer Systems: the Bank has computer systems that allow managing all Operational and Technology Risks.

f)	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplemented.

g)	Information systems to measure risks: the Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Risk Management Committee, the Comprehensive Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

h)	Stress tests: stress tests are a support tool to manage risks and a supplement of the results reported by the measurement models of the different risks, which in general show risk measurements that are valid for “normal situations”.

They are also an instrument to evaluate the risk profile since they are used to quantify the potential impact in a situation of significant fluctuation of the variables affecting each risk. Stress tests are as well used in the process of internal assessment of economic capital sufficiency.

Stress tests are aimed at evaluating the Bank’s financial vulnerability potential faced with the sensibility of the main variables affecting each risk. Generally, it is considered a variation of low probability of occurrence, but if materialized may cause significant excess of the tolerance limits established for each risk.

i)	Assessment of economic capital sufficiency: each year, the Bank calculates the economic capital for those risks which, for their significance, may, eventually, affect the Bank’s solvency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

At present, the Bank calculates the economic capital of the following risks: Credit, Concentration, Market, Operational, Interest Rate, Liquidity and Concentration of Funding Sources, Securitization, Reputational and Strategic.

Risk management is directly related to economic capital assessment. Thus, it is expected that with a better management and follow-up, the Bank will need to allocate less amount of capital.

Based on the internal models developed, Banco Macro manages its risks, determines its risk profile and calculates, therefore, the necessary capital to develop its activities and businesses, adjusting each risk to its relevant exposure level.

j)	Transparency: as a supplement to this Manual and as part of the Corporate Governance policy, the Bank features an Information Policy aimed at allowing shareholders, investors and the market in general to evaluate aspects of the Bank related to capital, risk exposure, risk assessment procedures and capital adequacy.

46.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, the existing volatility was accentuated for the market values of government and private financial instruments and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country’s risk and in the exchange rate between the Argentine peso and the US dollar.

Subsequently, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation, including several voluntary swaps and the reached agreements regarding the country’s indebtedness with the International Monetary Fund and the Paris Club, among others.

Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 95% as of the date of issuance of these consolidated Financial Statements.

Even though, at the date of issuance of these consolidated Financial Statements certain volatility levels previously mentioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the effects of the pandemic declared for Coronavirus (COVID – 19) that recently has significantly affected the international economy activity and the military conflict between Russia and Ukraine in the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

47.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these consolidated Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

48.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These consolidated Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 104 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government bonds in dual currency at discount - Maturity: 07-21-2023	9146		1	58,946,978		58,946,978		58,946,978
Federal government treasury bonds linked at dollar - Maturity: 04-28-2023	5928		1	56,990,201	49	56,990,201		56,990,201
Federal government bonds in dual currency at discount - Maturity: 09-29-2023	9147		1	21,913,191		21,913,191		21,913,191
Federal government bonds in dual currency at discount - Maturity: 06-30-2023	9145		1	20,739,047		20,739,047		20,739,047
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	14,667,234	7,499,991	14,667,234		14,667,234
Federal government bonds in dual currency at discount - Maturity: 02-28-2023	9156		1	11,476,239		11,476,239		11,476,239
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-06-2023	5324		1	5,841,908	3,334,906	5,841,908		5,841,908
Letters of National Estate in pesos adjustment by CER at discount - Maturity: 01-20-2023	9105		1	2,969,113		2,969,113		2,969,113
Letters of National Estate in pesos adjustment by CER at discount - Maturity: 02-17-2023	9111		1	2,184,546		2,184,546		2,184,546
Federal government treasury bonds in pesos adjustment by CER - Maturity: 05-19-2023	9127		1	2,137,825		2,137,825		2,137,825
Other				6,966,936	48,832,493	6,966,936		6,966,936
Subtotal local government securities				204,833,218	59,667,439	204,833,218		204,833,218

Private securities
Corporate bonds Genneia SA Class 031 - Maturity: 09-02-2027	96105		1	1,329,598		1,329,598		1,329,598
Corporate bonds Transportadora de Gas del Sur SA Class 002 - Maturity: 05-02-2025	92902		2	708,031		708,031		708,031
Corporate bonds Pampa Energía SA Class I - Maturity: 01-24-2027	91977		2	591,753		591,753		591,753
Corporate bonds Tarjeta Naranja SA Class 53 Series 01 - Maturity: 04-05-2023	56056		3	434,678		434,678		434,678
Debt Securities in Financial Trusts Confibono			3	417,426		417,426		417,426
Corporate bonds Pan American Energy Argentina S.L Class 21 - Maturity: 07-21-2025	82424		2	335,505		335,505		335,505
Corporate bonds Telecom Argentina SA Class 001 - Maturity: 07-18-2026	94390		1	276,554	78,938	276,554		276,554
Corporate bonds Pan American Energy Argentina S.L Class 012 - Maturity: 04-30-2027	95806		1	252,830	257,440	252,830		252,830
Corporate bonds Arcor SAIC Class 018 - Maturity: 10-09-2027	96504		1	244,342		244,342		244,342
Corporate bonds CT Barragan SA Class 006 - Maturity: 05-16-2025	56137		1	189,080		189,080		189,080
Other				1,441,097	3,122,007	1,441,097		1,441,097
Subtotal local private securities				6,220,894	3,458,385	6,220,894		6,220,894
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				211,054,112	63,125,824	211,054,112		211,054,112

- 105 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Letters of National Estate in pesos adjusted by CER at discount - Maturity: 02-17-2023	9111		1	44,938,818		44,938,818		44,938,818
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	34,466,456	20,285,891	34,466,456		34,466,456
Letters of National Estate in pesos adjustment by CER at discount - Maturity: 01-20-2023	9105		1	13,323,179		13,323,179		13,323,179
Letters of National treasury in pesos at discount - Maturity: 02-28-2023	9141		1	11,626,524		11,626,524		11,626,524
Letters of National treasury in pesos at discount - Maturity: 03-31-2023	9164		1	10,732,116		10,732,116		10,732,116
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	8,802,301	6,030,797	8,802,301		8,802,301
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 05-19-2023	9127		1	2,849,299		2,849,299		2,849,299
Letters of National Estate in pesos at discount - Maturity: 04-28-2023	9142		1	1,406,688		1,406,688		1,406,688
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	1,354,629		1,354,629		1,354,629
Bonds of federal government in dollars Step up - Maturity: 07-09-2030	5921		1	520,270	793,058	520,270		520,270
Other				460,401	216,097,027	460,401		460,401
Subtotal local government securities (1)				130,480,681	243,206,773	130,480,681		130,480,681

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022					41,921,012
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022					36,776,261
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022					36,305,152
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-11-2022					34,527,730
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-13-2022					34,092,263
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022					32,241,669
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2022					30,950,258
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-20-2022					12,203,612
Subtotal Central Bank of Argentina Bills					259,017,957
- Foreign
Government securities
US Treasury Bill – Maturity: 01-10-2023			1	3,894,153		3,894,153		3,894,153
US Treasury Bill – Maturity: 01-17-2023			1	2,652,942		2,652,942		2,652,942
US Treasury Bill – Maturity: 01-19-2023			1	884,217		884,217		884,217
US Treasury Bill – Maturity: 01-20-2022					8,005,927
Subtotal foreign government securities				7,431,312	8,005,927	7,431,312		7,431,312
Total Other debt securities measured at fair value through other comprehensive income (2)				137,911,993	510,230,657	137,911,993		137,911,993

(1)	During January 2023, the Bank entered into a voluntary debt swap. The following instruments entered into that swap:

•	Letters of National Estate in pesos adjusted by CER – Maturity 02-17-2023 (X17F3) for a nominal amount of 20,900,000,000.
•	Letters of National Estate in pesos at discount – Maturity 02-28-2023 (S28F3) for a nominal amount of 12,893,000,000.
•	Letters of National Estate in pesos adjusted by CER – Maturity 01-20-2023 for a nominal amount of 290,000,000.

(2)	Changes in business model

During the fiscal year, the Bank’s Management decided to update the objective related to certain investments which were reclassified from fair value through OCI to fair value through profit or loss.

During June 2022, the investments in Letters of National Estate in pesos adjusted by CER at discuount maturing on July 29, 2022 and August 16, 2022 were reclassified. At the reclasification date, the fair value of these investments amounted to 88,734,390.

In addition, during August 2022, the investments in Federal government treasury bonds linked to dollar at 0.30% maturing on April 28, 2023 (TV23) were reclassified. At the reclassification date, the fair value of these investments amounted to 48,064,512.

- 106 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES Measured at amortized cost
- Local
Government securities
Bonds of treasury of federal government in pesos - Maturity: 05-23-2027	9132	39,222,468	2	40,469,619		40,469,619		40,469,619
Bonds of treasury of federal government in pesos Badlar x 0.7 - Maturity: 11-23-2027	9166	8,374,568	1	8,400,364		8,400,364		8,400,364
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	657,742	1	507,009	517,875	507,009		507,009
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2023	42534	203,896	2	200,378		200,378		200,378
Treasury bills of Province of Río Negro Series 02 in pesos - Maturity: 06-15-2023	42555	198,801	1	199,044		199,044		199,044
Bonds of treasury of federal government in pesos at 22% - Maturity: 05-21-2022	5496				44,306,545
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022	42382				607,285
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385				425,837
Treasury bills of Province of Río Negro Series 02 Class 01 - Maturity: 06-15-2022	42479				377,125
Treasury bills of Province of Neuquén Series 4 Class 1 in pesos - Maturity: 02-28-2022	42426				89,322
Subtotal local government securities				49,776,414	46,323,989	49,776,414		49,776,414
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2023		62,002,563	1	62,250,767		62,250,767		62,250,767
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-24-2023		61,833,200	1	62,080,786		62,080,786		62,080,786
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-05-2023		61,755,250	1	62,003,011		62,003,011		62,003,011
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-26-2023		61,586,655	1	61,833,224		61,833,224		61,833,224
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-10-2023		61,020,500	1	61,386,248		61,386,248		61,386,248
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2023		60,897,625	1	61,141,456		61,141,456		61,141,456
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-17-2023		60,292,313	1	60,533,736		60,533,736		60,533,736
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-19-2023		60,032,938	1	60,292,343		60,292,343		60,292,343
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity – Maturity: 09-20-2023		3,610,530	2	3,796,524		3,796,524		3,796,524
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity – Maturity: 09-22-2023		3,478,168	2	3,660,475		3,660,475		3,660,475
Other				37,386,546		37,386,546		37,386,546
Subtotal Central Bank of Argentina Bills				536,365,116		536,365,116		536,365,116
Central Bank of Argentina Notes
Liquidity notes of Central Bank of Argentina in pesos - Maturity: 01-04-2023		12,059,395	1	12,105,932		12,105,932		12,105,932
Subtotal Central Bank of Argentina Notes				12,105,932		12,105,932		12,105,932
Private securities
Corporate Bonds Vista Energy Argentina SAU Class 13 - Maturity: 08-08-2024 (3)	56207	1,011,196	1	521,919		521,919		521,919
Corporate Bonds Vista Oil y Gas Argentina SAU Class 15 - Maturity: 01-20-2025 (3)	56637	878,912	2	481,671		481,671		481,671
Debt Securities in Financial Trusts Confibono Series 65 Class A - Maturity: 07-20-2023	56428	116,458	2	116,483		116,483		116,483
Debt Securities in Financial Trusts Secubono Series 221 Class A - Maturity: 07-28-2023	56583	91,182	2	90,941		90,941		90,941
Debt Securities in Financial Trusts Secubono Series 222 Class A - Maturity: 08-28-2023	56660	60,975	3	75,880		75,880		75,880
Corporate Bonds YPF SA Class 043 - Maturity: 10-21-2023	50939	38,684	2	34,863	108,511	34,863		34,863
Debt Securities in Financial Trusts Secubono Series 219 Class A - Maturity: 04-28-2023	56366	35,329	3	24,819		24,819		24,819
Debt Securities in Financial Trusts Red Surcos Series 020 Class A - Maturity: 07-15-2022	55767				83,953
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616				60,149
Corporate Bonds Banco Santander Rio SA Class 021 - Maturity: 01-26-2022	53219				51,914
Other					210,017
Subtotal local private securities				1,346,576	514,544	1,346,576		1,346,576
Total other debt securities measurement at amortized cost				599,594,038	46,838,533	599,594,038		599,594,038
TOTAL OTHER DEBT SECURITIES				737,506,031	557,069,190	737,506,031		737,506,031

(3)	This fair value was obtained from price quotations in pesos.

- 107 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	462,536	400,992	462,536		462,536
C.O.E.L.S.A			3	87,563	73,232	87,563		87,563
Matba Rofex SA			3	58,306	61,161	58,306		58,306
Sedesa			3	21,291	29,835	21,291		21,291
AC Inversora SA			3	19,583	19,826	19,583		19,583
Mercado a Término Rosario SA			3	14,627	14,442	14,627		14,627
Provincanje SA			3	14,506	17,253	14,506		14,506
Pampa Energía SA	457		1	721	531	721		721
Argencontrol SA			3	478	793	478		478
San Juan Tennis Club SA			3	437	851	437		437
Other				10	3,490,243	10		10
Subtotal local				680,058	4,109,159	680,058		680,058
- Foreign
Cedear Exxon Mob	8019		1	22,559	6,298	22,559		22,559
Banco Latinoamericano de Comercio Exterior SA			1	20,957	24,266	20,957		20,957
Cedear Berkshire Hathaway Inc.	8529		1	19,363	9,384	19,363		19,363
Cedear Pepsico	8146		1	18,785	9,348	18,785		18,785
Cedear McDonald	8030		1	17,874	9,425	17,874		17,874
Cedear Vista Oil & Gas	8527		1	14,711	2,556	14,711		14,711
Cedear Wells F&C	8047		1	11,506	6,407	11,506		11,506
Cedear Bankof America Corp.	8281		1	9,267	6,348	9,267		9,267
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	5,646	5,415	5,646		5,646
Cedear Aztrazden	8244		1	3,657	2,435	3,657		3,657
Other				15,075	54,469	15,075		15,075
Subtotal foreign				159,400	136,351	159,400		159,400
Total measured at fair value through profit or loss				839,458	4,245,510	839,458		839,458
TOTAL EQUITY INSTRUMENTS				839,458	4,245,510	839,458		839,458
TOTAL GOVERNMENT AND PRIVATE SECURITIES				949,399,601	624,440,524	949,399,601		949,399,601

- 108 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

  CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

  BY SITUATION AND COLLATERAL RECEIVED

  AS OF DECEMBER 31, 2022 AND 2021

  (Translation of the Financial Statements originally issued in Spanish – See Note 48)

  (Figures stated in thousands of pesos in constant currency as of December 31, 2022)

COMMERCIAL	12/31/2022	12/31/2021
In normal situation	110,879,468	163,874,686
With senior “A” collateral and counter-collateral	14,400,986	22,331,788
With senior “B” collateral and counter-collateral	18,362,596	31,494,559
Without senior collateral or counter-collateral	78,115,886	110,048,339

Subject to special monitoring		4,151,452
In observation
With senior “A” collateral and counter-collateral		2,871
With senior “B” collateral and counter-collateral		3,434,738
Without senior collateral or counter-collateral		713,843

Troubled	1,400,613	1,462,761
With senior “A” collateral and counter-collateral	71,834
With senior “B” collateral and counter-collateral	925,521	214,487
Without senior collateral or counter-collateral	403,258	1,248,274

With high risk of insolvency	806,278	224,904
With senior “A” collateral and counter-collateral	87,077	196,727
With senior “B” collateral and counter-collateral	594,265	13,431
Without senior collateral or counter-collateral	124,936	14,746

Subtotal Commercial	113,086,359	169,713,803

- 109 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

CONSUMER AND MORTGAGE	12/31/2022	12/31/2021
Performing	497,279,321	532,302,833
With senior “A” collateral and counter-collateral	33,019,973	37,210,683
With senior “B” collateral and counter-collateral	29,623,850	45,245,051
Without senior collateral or counter-collateral	434,635,498	449,847,099

Low risk	3,860,072	3,767,760
With senior “A” collateral and counter-collateral	59,378	122,391
With senior “B” collateral and counter-collateral	84,565	224,462
Without senior collateral or counter-collateral	3,716,129	3,420,907

Low risk - in special treatment	29,386	121,389
With senior “B” collateral and counter-collateral		39,833
Without senior collateral or counter-collateral	29,386	81,556

Medium risk	2,642,620	2,827,324
With senior “A” collateral and counter-collateral	18,388	17,964
With senior “B” collateral and counter-collateral	68,202	116,648
Without senior collateral or counter-collateral	2,556,030	2,692,712

High risk	2,013,089	3,236,432
With senior “A” collateral and counter-collateral	22,707	41,261
With senior “B” collateral and counter-collateral	78,242	219,598
Without senior collateral or counter-collateral	1,912,140	2,975,573

Irrecoverable	902,056	1,528,819
With senior “A” collateral and counter-collateral	30,675	37,369
With senior “B” collateral and counter-collateral	142,725	372,094
Without senior collateral or counter-collateral	728,656	1,119,356

Subtotal consumer and mortgage	506,726,544	543,784,557
Total	619,812,903	713,498,360

- 110 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:

	12/31/2022	12/31/2021
Loans and other financing	598,601,030	686,328,426
Added:
Allowances for loans and other financing	11,002,339	18,761,240
Adjustment amortized cost and fair value	1,687,107	2,200,184
Debt securities of financial trust - Measured at amortized cost	308,364	347,130
Corporate bonds	1,039,008	168,471
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(156,643)	(192,613)
Guarantees provided and contingent liabilities	7,331,698	5,885,522
Total computable items	619,812,903	713,498,360

- 111 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	12/31/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	21,767,167	3.51	35,792,772	5.02
50 next largest customers	40,039,176	6.46	56,740,431	7.95
100 next largest customers	32,753,709	5.28	41,199,572	5.77
Other customers	525,252,851	84.75	579,765,585	81.26

Total (1)	619,812,903	100.00	713,498,360	100.00

(1) See reconciliation in Exhibit B.

- 112 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	1,354,472	574,763	104,041	186,988	292,711	172,905	2,685,988
Financial sector		49,118	66,153	558,685	203,511	305,741	93,406	1,276,614
Non-financial private sector and foreign residents	3,479,647	262,631,874	72,764,504	88,437,289	111,848,422	119,772,924	151,596,150	810,530,810
Total	3,479,755	264,035,464	73,405,420	89,100,015	112,238,921	120,371,376	151,862,461	814,493,412

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		451,655	1,215,393	948,547	2,397,187	930,619		5,943,401
Financial sector		498,131	1,297,578	72,892	252,966	1,419,953	261,144	3,802,664
Non-financial private sector and foreign residents	2,947,910	262,744,595	82,388,879	94,106,166	124,267,841	146,635,855	223,868,192	936,959,438
Total	2,947,910	263,694,381	84,901,850	95,127,605	126,917,994	148,986,427	224,129,336	946,705,503

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 113 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT E

CONSOLIDATED DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

							Information of the issuer
	Shares of interest							Data from latest Financial Statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2022	Amount 12/31/2021	Main business activity	Year- end date period / year	Capital stock	Shareholders' equity	Income for the Period / Year
In complementary services companies
- Associates and joint ventures
Local
Uniones Transitorias de Empresas (See Note 14.2 a)					642,743	530,143	Management of tax services
Play Digital SA (See Note 14.1 b)	Common	1	1	193,604,736	422,959	333,052	Electronic, technological and computer services	09/30/22	2,152,921	3,874,339	(2,875,476)
Finova SA (See Note 14.2.b)	Common	1	1	225,000	70,333	82,894	Informatics services	09/30/22	450	42,658	(48,233)
Subtotal local					1,136,035	946,089
Total in complementary services associates companies and joint ventures					1,136,035	946,089
Total in complementary services companies					1,136,035	946,089
In other associates
- Associates and joint ventures
Local
Macro Warrants S.A. (See Note 14.1 a)	Common	1	1	50,000	5,564	7,431	Issue of warrants	09/30/22	1,000	111,278	(19,793)
Subtotal local					5,564	7,431
Total in other associates and joint ventures					5,564	7,431
Total investments in other companies					1,141,599	953,520

- 114 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original						Depreciation for the fiscal year						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	93,362,070	50	595,519	122,169	1,368,237		9,384,580	(78,527)	20,995		2,047,203	11,332,261	83,871,396
Furniture and facilities	12,879,168	10	413,627	1,654	1,491,837	(181)	6,344,990	4	549	(145)	1,149,876	7,494,176	7,288,621
Machinery and equipment	18,318,136	5	2,098,953	5,590	1,052,134	(179)	12,646,651	(1,535)	5,358	(457)	2,692,115	15,331,416	6,132,038
Vehicles	2,602,997	5	449,948	176,501	(9,208)	7,739	2,134,400	(699)	115,344	14	263,049	2,281,420	593,555
Other	1,739	3				(911)	828			(1,058)	558	328	500
Work in progress	3,089,819		2,709,731		(4,503,132)								1,296,418
Right of use real property	7,353,968	5	867,251	96,195		(3,095)	4,104,964		59,692	(255)	1,395,703	5,440,720	2,681,209
Total property, plant and equipment	137,607,897		7,135,029	402,109	(600,132)	3,373	34,616,413	(80,757)	201,938	(1,901)	7,548,504	41,880,321	101,863,737

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original						Depreciation for the fiscal year						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	89,603,312	50	581,468	170,251	3,347,541		7,337,992	191,404	21,520		1,876,704	9,384,580	83,977,490
Furniture and facilities	11,676,005	10	378,954	3,915	828,386	(262)	5,253,668	261	2,039	(218)	1,093,318	6,344,990	6,534,178
Machinery and equipment	16,148,014	5	1,244,554	59,966	987,034	(1,500)	10,158,717	(1,371)	9,007	(984)	2,499,296	12,646,651	5,671,485
Vehicles	2,508,068	5	250,176	161,513	6,266		2,052,788	348	142,235		223,499	2,134,400	468,597
Other	2,591	3	614	808		(658)	1,199		808	(354)	791	828	911
Work in progress	2,465,445		4,292,728		(3,668,354)								3,089,819
Right of use real property	6,104,186	5	1,274,776	47,589	31,279	(8,684)	2,648,786	1,423	40,239	(2,628)	1,497,622	4,104,964	3,249,004
Total property, plant and equipment	128,507,621		8,023,270	444,042	1,532,152	(11,104)	27,453,150	192,065	215,848	(4,184)	7,191,230	34,616,413	102,991,484

(1)	During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 115 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at						Depreciation for the fiscal year						Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end	the end of the fiscal year
Cost
Leased properties	449,989	50	1,156		(54,526)		16,256	38,437			5,268	59,961	336,658
Other investment properties	1,370,837	50	9,976,486	26,330	(2,688,777)	(4)	110,434	(5,699)	2,297		176,486	278,924	8,353,288
Total investment property	1,820,826		9,977,642	26,330	(2,743,303)	(4)	126,690	32,738	2,297		181,754	338,885	8,689,946

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at						Depreciation for the fiscal year						Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	the end of the fiscal year
Cost
Leased properties	647,497	50	0	0	(197,508)		106,305	(96,629)			6,580	16,256	433,733
Other investment properties	2,490,034	50	247,628	46,210	(1,320,485)	(130)	149,274	(94,776)	7,571		63,507	110,434	1,260,403
Total investment property	3,137,531		247,628	46,210	(1,517,993)	(130)	255,579	(191,405)	7,571		70,087	126,690	1,694,136

(1)	During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

- 116 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at					Depreciation for the fiscal year					Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the end of the fiscal year
Cost
Licenses	9,760,068	5	1,311,705	0	89,994	5,970,420	3,376	0	1,842,469	7,816,265	3,345,502
Other intangible assets	31,680,407	5	7,299,511	33,558	(79,756)	19,099,090	(1,330)	1,314	5,675,900	24,772,346	14,094,258
Total intangible assets	41,440,475		8,611,216	33,558	10,238	25,069,510	2,046	1,314	7,518,369	32,588,611	17,439,760

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at					Depreciation for the fiscal year					Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the end of the fiscal year
Cost
Licenses	8,084,142	5	1,695,543		(19,617)	4,193,712	(660)		1,777,368	5,970,420	3,789,648
Other intangible assets	25,374,163	5	6,306,426	182		14,257,429		43	4,841,704	19,099,090	12,581,317
Total intangible assets	33,458,305		8,001,969	182	(19,617)	18,451,141	(660)	43	6,619,072	25,069,510	16,370,965

- 117 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	12/31/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	153,647,145	11.86	89,303,162	7.79
50 next largest customers	131,918,351	10.18	68,803,839	6.00
100 next largest customers	61,561,487	4.75	43,712,679	3.81
Other customers	948,268,086	73.21	945,221,348	82.40
Total	1,295,395,069	100.00	1,147,041,028	100.00

- 118 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,186,832,473	113,538,635	19,753,491	1,902,154	12,295	36,840	1,322,075,888
From the non-financial government sector	107,790,689	3,384,960	1,019,697	4,497			112,199,843
From the financial sector	1,653,447						1,653,447
From the non-financial private sector and foreign residents	1,077,388,337	110,153,675	18,733,794	1,897,657	12,295	36,840	1,208,222,598
Liabilities at fair value through profit or loss	526,027						526,027
Derivative instruments	1,715	656					2,371
Other Financial Liabilities	130,773,020	426,282	387,072	736,506	1,225,622	2,830,997	136,379,499
Financing received from the Central Bank of Argentina and other financial institutions	292,382	517,458	1,616,892	44,969			2,471,701
Issued corporate bonds		9,974	9,649	19,948	2,748,859		2,788,430
Subordinated corporate bonds			2,349,534	2,349,534	4,699,067	80,135,250	89,533,385
Total	1,318,425,617	114,493,005	24,116,638	5,053,111	8,685,843	83,003,087	1,553,777,301

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 119 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,040,999,187	101,780,527	12,548,302	1,071,555	84,281	2,462	1,156,486,314
From the non-financial government sector	104,125,831	4,116,058	2,304,904	5,076			110,551,869
From the financial sector	1,872,336						1,872,336
From the non-financial private sector and foreign residents	935,001,020	97,664,469	10,243,398	1,066,479	84,281	2,462	1,044,062,109
Liabilities at fair value through profit or loss	3,170,711						3,170,711

Derivative instruments			4,933				4,933
Other Financial Liabilities	129,482,229	343,991	308,099	502,578	736,092	969,392	132,342,381
Financing received from the Central Bank of Argentina and other financial institutions	458,364	356,378	26,334	16,203	11,150		868,429
Issued corporate bonds			6,120,392				6,120,392
Subordinated corporate bonds			2,657,150	2,657,152	5,314,305	95,941,472	106,570,079
Total	1,174,110,491	102,480,896	21,665,210	4,247,488	6,145,828	96,913,326	1,405,563,239

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 120 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2022
Provisions for eventual commitments	664,446	480,012			(447,691)	696,767
For Administrative, disciplinary and criminal penalties	972				(472)	500
Other	2,532,257	2,627,844		1,785,245	(1,359,045)	2,015,811
Total Provisions	3,197,675	3,107,856		1,785,245	(1,807,208)	2,713,078

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2021
Provisions for eventual commitments	50,593	720,236		2,476	(103,907)	664,446
For Administrative, disciplinary and criminal penalties	2,112	81,094	491	80,987	(756)	972
Other	3,782,909	2,836,625		2,923,633	(1,163,644)	2,532,257
Total Provisions	3,835,614	3,637,955	491	3,007,096	(1,268,307)	3,197,675

- 121 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Item	12/31/2022					12/31/2021
	Total parent company and local	Total per currency				Total
	branches	US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	210,633,760	209,280,210	906,888	39,623	407,039	237,705,445
Debt securities at fair value through profit or loss	177,936,106	177,936,106				2,403,624
Other financial assets	15,674,298	15,673,799	499			11,667,552
Loans and other financing	35,940,193	35,940,193				29,871,080
From the non-financial private sector and foreign residents	35,940,193	35,940,193				29,871,080
Other debt securities	53,834,855	53,834,855				65,977,832
Financial assets delivered as guarantee	4,897,889	4,886,503	11,386			4,474,038
Equity Instruments at fair value through profit or loss	159,400	159,400				136,351
Total assets	499,076,501	497,711,066	918,773	39,623	407,039	352,235,922
Liabilities
Deposits	171,020,993	170,830,412	190,581			188,175,885
Non-financial government sector	6,163,095	6,163,095				14,953,269
Financial sector	1,399,299	1,399,299				1,481,552
Non-financial private sector and foreign residents	163,458,599	163,268,018	190,581			171,741,064
Liabilities at fair value through profit or loss	526,027	526,027				246,045
Other financial liabilities	16,098,638	15,901,667	175,733		21,238	12,676,197
Financing from Central Bank and other financial institutions	2,397,637	2,397,637				538,958
Issued corporate bonds	2,715,556	2,715,556
Subordinated corporate bonds	72,129,837	72,129,837				81,762,819
Other non-financial liabilities	54,067	54,067				78,773
Total liabilities	264,942,755	264,555,203	366,314		21,238	283,478,677

- 122 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT N

CONSOLIDATED CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	In normal	Troubled / Medium risk
Item	situation	Matured	12/31/2022	12/31/2021
Loans and other financing
Overdrafts	347,065	6	347,071	689,480
Without senior collateral or counter-collateral	347,065	6	347,071	689,480
Documents				55,596
With senior “A” collateral and counter-collateral				5,421
Without senior collateral or counter-collateral				50,175
Mortgage and pledge	514,164		514,164	449,150
With senior “B” collateral and counter-collateral	223,888		223,888	189,972
Without senior guarantees or counter-guarantees	290,276		290,276	259,178
Personal	3,100		3,100	3,497
Without senior collateral or counter-collateral	3,100		3,100	3,497
Credit cards	250,142		250,142	277,222
With senior “A” collateral and counter-collateral				310
Without senior collateral or counter-collateral	250,142		250,142	276,912
Other	3,634,566		3,634,566	7,364,545
With senior “A” collateral and counter-collateral				10,682
With senior “B” collateral and counter-collateral	56,412		56,412	44,935
Without senior collateral or counter-collateral	3,578,154		3,578,154	7,308,928
Total loans and other financial	4,749,037	6	4,749,043	8,839,490
Eventual commitments	8,805		8,805	267,598
Total	4,757,842	6	4,757,848	9,107,088
Allowances	55,954	4	55,958	127,562

- 123 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	27,612,616
Financial institutions	222,464,359
Other	12,118
Debt securities at fair value through profit or loss			211,054,112	206,559,906	3,462,342	1,031,864
Derivative financial instruments			42,899	19,193	23,706
Repo transactions
BCRA	61,929,317
Other financial assets	53,436,257		4,508,266	4,458,851		49,415
Loans and other financing
To the non-financial government sector	2,206,935
Other financial institutions (1)	927,272
To the non-financial private sector and foreign residents
Overdrafts	49,250,055
Documents	81,773,760
Mortgage loans	61,905,907
Pledge loans	9,581,277
Personal loans	142,529,651
Credit cards	190,779,144
Financial leases	1,386,801
Other (1)	58,260,228
Other debt securities	599,594,038	137,911,993		137,911,993
Financial assets delivered as guarantee	30,620,278
Equity Instruments at fair value through profit or loss			839,458	154,475		684,983
Total Financial Assets	1,594,270,013	137,911,993	216,444,735	349,104,418	3,486,048	1,766,262

(1) Includes totals provisions of sector.

- 124 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	109,952,253
From the financial sector	1,653,447
From the non-financial private sector and foreign residents
Checking accounts	159,123,762
Savings accounts	419,740,050
Time deposits and Investment accounts	569,021,981
Other	35,903,576
Liabilities at fair value through profit or loss			526,027	526,027
Derivative financial instruments			2,371	2,371
Other financial liabilities	135,091,316
Financing received from Central Bank and other financial institutions	2,449,342
Issued corporate bonds	2,715,556
Subordinated corporate bonds	72,129,837
Total Financial Liabilities	1,507,781,120		528,398	528,398

- 125 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	51,862,712
Financial institutions	283,816,883
Other	12,519
Debt securities at fair value through profit or loss			63,125,824	60,387,495	562,970	2,175,359
Derivative financial instruments			2,524	771	1,753
Repo transactions
BCRA	61,176,357
Other financial assets	64,463,931		4,033,290	3,972,863		60,427
Loans and other financing
To the non-financial government sector	4,628,306
Other financial institutions (1)	2,941,876
To the non-financial private sector and foreign residents
Overdrafts	47,516,346
Documents	82,408,943
Mortgage loans	81,213,071
Pledge loans	14,727,607
Personal loans	190,678,438
Credit cards	184,981,594
Financial leases	931,091
Other (1)	76,301,154
Other debt securities	46,838,533	510,230,657		283,454,369	226,776,288
Financial assets delivered as guarantee	34,993,147
Equity Instruments at fair value through profit or loss			4,245,510	131,468		4,114,042
Total Financial Assets	1,229,492,508	510,230,657	71,407,148	347,946,966	227,341,011	6,349,828

(1)	Includes totals provisions of sector.

- 126 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P
(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	109,868,280
From the financial sector	1,872,336
From the non-financial private sector and foreign residents
Checking accounts	196,484,984
Savings accounts	360,846,573
Time deposits and Investment accounts	447,350,444
Other	30,618,411
Liabilities at fair value through profit or loss		2,924,666	246,045	3,170,711
Derivative financial instruments			4,933		4,933
Other financial liabilities	131,278,389
Financing received from Central Bank and other financial institutions	852,660
Issued corporate bonds	5,825,893
Subordinated corporate bonds	81,762,819
Total Financial Liabilities	1,366,760,789	2,924,666	250,978	3,170,711	4,933

- 127 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	12/31/2022	12/31/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	18,344,550	32,948,561
Gain from private securities	19,736,146	2,421,027
Gain from derivative financial instruments
Forward transactions	752,927
Loss from other financial assets	(26,383)	(28,188)
Gain from equity instruments at fair value through profit or loss	6,750,429	2,025,507
Gain from sales or decreases of financial assets at fair value (1)	2,288,932	1,392,533
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions		(182,453)
Total	47,846,601	38,576,987

(1) Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

- 128 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Interest and adjustment for the application of the effective	Net financial Income/(Loss)
interest rate of financial assets measured at amortized cost	12/31/2022	12/31/2021
Interest income
for cash and bank deposits	400,119	25,671
for government securities	208,959,332	14,675,565
for debt securities	193,000	589,979
for loans and other financing
Non-financial public sector	1,513,955	3,536,708
Financial sector	535,913	1,316,785
Non-financial private sector
Overdrafts	25,399,566	15,724,087
Documents	25,583,152	18,258,697
Mortgage loans	37,615,857	29,769,779
Pledge loans	2,976,314	2,071,559
Personal loans	89,374,385	93,771,253
Credit cards	40,706,936	28,693,425
Financial leases	344,679	164,129
Other	26,952,978	30,183,129
for repo transactions
Central Bank of Argentina	12,635,845	16,524,973
Other financial institutions	648,984	102,614
Total	473,841,015	255,408,353
Interest expenses
for Deposits
Non-financial Private sector
Checking accounts	(15,477,783)	(2,563,967)
Saving accounts	(3,807,897)	(2,409,161)
Time deposits and investments accounts	(280,598,419)	(169,973,426)
for Financing received from Central Bank of Argentina and other financial institutions	(505,838)	(304,567)
for repo transactions
Other financial institutions	(975,643)	(573,796)
for other financial liabilities	(887,190)	(47,111)
for issued corporate bonds	(259,358)	(1,679,267)
for other subordinated corporate bonds	(4,628,154)	(6,321,129)
Total	(307,140,282)	(183,872,424)

- 129 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
other comprehensive income	12/31/2022	12/31/2022	12/31/2021	12/31/2021
for debt government securities	138,624,359	(3,077,630)	183,718,162	965,318
Total	138,624,359	(3,077,630)	183,718,162	965,318

	Income for the fiscal year
Items	12/31/2022	12/31/2021
Commissions income
Commissions related to obligations	42,690,396	39,680,087
Commissions related to credits	439,719	332,156
Commissions related to loans commitments and financial guarantees	10,385	11,711
Commissions related to securities value	1,263,515	1,477,199
Commissions for credit cards	25,186,364	24,313,013
Commissions for insurances	4,226,128	4,450,781
Commissions related to trading and foreign exchange transactions	1,586,074	1,777,504
Total	75,402,581	72,042,451
Commissions expenses
Commissions related to trading with debt securities	(66,660)	(3,743)
Commissions related to trading and foreign exchange transactions	(249,774)	(298,075)
Other
Commissions paid ATM exchange	(4,974,761)	(4,611,640)
Checkbooks commissions and clearing houses	(1,385,594)	(1,231,636)
Credit cards and foreign trade commissions	(736,806)	(732,958)
Total	(7,413,595)	(6,878,052)

- 130 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

 VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2022
Other financial assets	51,518	83,398			(43,875)	91,041
Loans and other financing	18,761,240	2,366,876	(2,457,152)	1,334,983	(9,003,608)	11,002,339
Other financial institutions	7,111	4,355			(3,325)	8,141
To the non-financial private sector and foreign residents
Overdrafts	1,379,806	262,728	4,475	(555,527)	(564,614)	526,868
Documents	1,873,117	(31,027)	(457,508)	19,672	(838,080)	566,174
Mortgage loans	3,892,318	283,428	(2,423,987)	853,110	(1,410,953)	1,193,916
Pledge loans	240,677	93,647	(17,479)	(13,082)	(114,124)	189,639
Personal loans	4,831,973	993,152	528,409	547,543	(2,753,411)	4,147,666
Credit cards	3,146,400	664,224	532,864	319,120	(1,896,823)	2,765,785
Financial leases	28,477	13,196	36	(4,696)	(15,377)	21,636
Other	3,361,361	83,173	(623,962)	168,843	(1,406,901)	1,582,514
Eventual commitments	664,446	431,853	95,930		(495,462)	696,767
Other debt securities	1,057	387			(648)	796
Total of allowances	19,478,261	2,882,514	(2,361,222)	1,334,983	(9,543,593)	11,790,943

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	55,651	17,093			(21,226)	51,518
Loans and other financing	29,468,864	(4,744,489)	988,053	2,782,390	(9,733,578)	18,761,240
Other financial institutions	48,844	(30,322)			(11,411)	7,111
To the non-financial private sector and foreign residents
Overdrafts	2,016,222	237,488	133,387	(508,956)	(498,335)	1,379,806
Documents	1,571,917	509,591	350,713	14,226	(573,330)	1,873,117
Mortgage loans	2,213,852	96,637	2,097,718	353,688	(869,577)	3,892,318
Pledge loans	395,013	(5,495)	(77,549)	66,956	(138,248)	240,677
Personal loans	8,367,150	(1,610,244)	(648,480)	2,110,841	(3,387,294)	4,831,973
Credit cards	9,964,072	(3,449,300)	(1,518,902)	879,522	(2,728,992)	3,146,400
Financial leases	29,542	19,834	(8)	(12,572)	(8,319)	28,477
Other	4,862,252	(512,678)	651,174	(121,315)	(1,518,072)	3,361,361
Eventual commitments	50,593	616,850	88,726		(91,723)	664,446
Other debts securities	3,949	(2,108)			(784)	1,057
Total of allowances	29,579,057	(4,112,654)	1,076,779	2,782,390	(9,847,311)	19,478,261

- 131 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	12	P	240,012,345	326,918,809
Cash			27,611,519	51,860,984
Central Bank of Argentina			143,526,540	207,729,609
Other Local and Foreign Entities			68,862,168	67,315,697
Other			12,118	12,519
Debt Securities at fair value through profit or loss	12	A and P	196,736,900	55,120,422
Derivative Financial Instruments	5 and 12	P	42,899	2,524
Repo transactions	6 and 12	P	61,929,317	61,176,357
Other Financial Assets	7, 9 and 12	P and R	43,260,905	50,807,274
Loans and other financing	8, 9 and 12	B, C, D, P and R	598,375,914	687,818,816
Non-financial Public Sector			2,206,935	4,628,306
Other Financial Entities			927,336	2,941,876
Non-financial Private Sector and Foreign Residents			595,241,643	680,248,634
Other Debt Securities	9 and 12	A, P and R	729,460,768	548,213,850
Financial Assets delivered as guarantee	10, 12 and 35	P	30,096,021	34,470,761
Current Income Tax Assets	25			1,058,582
Equity Instruments at fair value through profit or loss	11 and 12	A and P	705,940	4,138,309
Investment in subsidiaries, associates and joint arrangements	14	E	17,801,251	14,508,928
Property, plant and equipment		F	101,790,787	102,899,584
Intangible Assets		G	17,322,741	16,322,215
Other Non-financial Assets	15		11,493,906	3,604,843
Non-current Assets held for sale			8,856,247	6,314,263
TOTAL ASSETS			2,057,885,941	1,913,375,537

- 132 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
LIABILITIES
Deposits	12 and 17	H, I and P	1,287,889,944	1,139,660,478
Non-financial Public Sector			109,952,253	109,868,280
Financial Sector			1,653,447	1,872,336
Non-financial Private Sector and Foreign Residents			1,176,284,244	1,027,919,862
Derivative Financial Instruments	5 and 12	I and P	2,371	4,933
Other Financial Liabilities	12 and 18	I and P	114,905,708	114,974,304
Financing received from the Central Bank of Argentina and other financial institutions	12	I and P	2,448,871	852,127
Issued Corporate Bonds	12 and 40	I and P	3,003,738	5,825,893
Current Income Tax Liabilities	25		8,955,866
Subordinated Corporate Bonds	12 and 40	I and P	72,274,386	81,844,664
Provisions	20	J and R	2,702,835	3,181,778
Deferred Income Tax Liabilities	25		13,220,625	11,087,721
Other Non-financial Liabilities	21		40,071,288	91,228,423
TOTAL LIABILITIES			1,545,475,632	1,448,660,321
SHAREHOLDERS’ EQUITY
Capital Stock	33	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			173,290,106	173,290,106
Earnings Reserved			282,844,496	237,309,036
Unappropriated Retained Earnings			136,606	(17,376,187)
Accumulated Other Comprehensive Income			31,388	5,590,301
Net Income of the fiscal year			43,038,519	52,832,766
TOTAL SHAREHOLDERS’ EQUITY			512,410,309	464,715,216
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			2,057,885,941	1,913,375,537

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

- 133 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
Interest income		Q	611,905,338	438,561,466
Interest expense		Q	(306,346,909)	(183,875,297)
Net Interest Income			305,558,429	254,686,169

Commissions income	26	Q	74,621,355	71,079,473
Commissions expense		Q	(6,145,536)	(6,188,314)
Net Commissions Income			68,475,819	64,891,159
Subtotal (Net Interest income plus Net Commissions income)			374,034,248	319,577,328

Net gain from measurement of financial instruments at fair value through profit or loss		Q	38,144,496	36,866,081
Profit from sold or derecognized assets at amortized cost			169,626	475,397
Differences in quoted prices of gold and foreign currency	27		61,215,523	8,680,673
Other operating income	28		16,923,844	11,600,300
Allowances for loan losses			(6,545,768)	(4,778,374)
Net Operating Income			483,941,969	372,421,405

Employee benefits	29		(76,055,967)	(75,650,690)
Administrative expenses	30		(38,050,082)	(38,555,910)
Depreciation and amortization of fixed assets		F and G	(15,029,187)	(13,775,377)
Other operating expenses	31		(73,666,969)	(66,125,358)
Operating Income			281,139,764	178,314,070

Income from subsidiaries, associates and joint arrangements	14		3,662,118	1,712,719
Loss on net monetary position			(225,363,008)	(125,179,198)
Income before tax on continuing operations			59,438,874	54,847,591

Income tax on continuing operations	25		(16,400,355)	(2,014,825)
Net Income from continuing operations			43,038,519	52,832,766
Net Income for the fiscal year			43,038,519	52,832,766

- 134 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	12/31/2022	12/31/2021
Net Profit attributable to Parent’s shareholders	43,038,519	52,832,766
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	43,038,519	52,832,766
Weighted average of outstanding common shares for the fiscal year	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	67.3094	82.6270

- 135 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	Exhibits	12/31/2022	12/31/2021
Net Income for the fiscal year			43,038,519	52,832,766
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in Financial Statements conversion			(718,989)	(1,492,767)
Foreign currency translation differences for the fiscal year			(718,989)	(1,492,767)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(4,542,436)	4,126,249
Profit or loss for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(2,780,142)	1,312,537
Adjustment for reclassification for the fiscal year			(4,208,221)	5,164,359
Income tax	25.b)		2,445,927	(2,350,647)
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(297,488)	(347,219)
Loss for the fiscal year from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(297,488)	(347,219)

Total Other Comprehensive (Loss) / Income that will be reclassified to profit or loss			(5,558,913)	2,286,263
Total Other Comprehensive (Loss) / Income			(5,558,913)	2,286,263
Total Comprehensive Income for the fiscal year			37,479,606	55,119,029

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

- 136 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning for the fiscal year		639,413	12,429,781	173,290,106	1,169,053	4,421,248	94,354,253	142,954,783	35,456,579	464,715,216
Total comprehensive income for the fiscal year
- Net income for the fiscal year									43,038,519	43,038,519
- Other comprehensive loss for the fiscal year					(718,989)	(4,839,924)				(5,558,913)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 29, 2022
Legal reserve							7,091,317		(7,091,317)
Reserve for dividends pending authorization from the BCRA	(1)							38,444,143	(27,637,010)	10,807,133
Personal property tax on business corporation									(591,646)	(591,646)
Amount at the end of the fiscal year		639,413	12,429,781	173,290,106	450,064	(418,676)	101,445,570	181,398,926	43,175,125	512,410,309

(1)	See note 34 to the consolidated Financial Statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	173,290,106	2,661,820	642,218	94,354,253	228,532,620	(77,162,594)	435,387,617
Total comprehensive income for the fiscal year
- Net income for the fiscal year									52,832,766	52,832,766
- Other comprehensive loss for the fiscal year					(1,492,767)	3,779,030				2,286,263
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
- Dividends								(25,011,252)		(25,011,252)
- Absorption of loss accumulated
Facultative reserve								(1,300)	1,300
Facultative reserve for future distribution of earnings								(59,785,107)	59,785,107
Personal property tax on business corporation								(780,178)		(780,178)
Amount at the end of the fiscal year		639,413	12,429,781	173,290,106	1,169,053	4,421,248	94,354,253	142,954,783	35,456,579	464,715,216

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

- 137 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	12/31/2022	12/31/2021
Cash flows from operating activities
Income for the fiscal year before income tax		59,438,874	54,847,591
Adjustment for the total monetary effect of the fiscal year		225,363,008	125,179,198
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		15,029,187	13,775,377
Allowance for loan losses		6,545,768	4,778,374
Difference in quoted prices of foreign currency		(80,777,733)	(32,030,051)
Other adjustments		138,432,659	81,898,784
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		(141,625,945)	101,270,330
Derivative Financial Instruments		(40,375)	18,739
Repo transactions		(752,960)	56,989,218
Loans and other financing
Non-financial Public Sector		2,421,371	6,000,091
Other Financial Entities		2,014,540	2,417,129
Non-financial Private Sector and Foreign Residents		78,381,162	54,231,891
Other debt securities		44,857,900	(67,324,262)
Financial Assets delivered as guarantee		4,374,740	7,312,975
Equity instruments at fair value through profit or loss		3,432,369	750,988
Other assets		3,942,453	(4,372,006)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial Public Sector		83,973	(106,431,724)
Financial Sector		(218,889)	(175,291)
Non-financial Private Sector and Foreign Residents		148,364,382	(180,045,129)
Derivative financial instruments		(2,562)	4,256
Repo transactions			(1,818,749)
Other liabilities		873,589	16,950,335
Income Tax Payments		(1,691,713)	(20,759,005)
Total cash from operating activities (A)		508,445,798	113,469,059

- 138 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Items	Notes	12/31/2022	12/31/2021
Cash flows from investing activities

Payments:
Acquisition of PPE, intangible assets and other assets		(24,136,113)	(13,109,399)
Other paymenyts related investing activities		(44,708)
Control obtained in subsidiaries and other businesses			(69,450)
Total cash used in investing activities (B)		(24,180,821)	(13,178,849)

Cash flows from financing activities

Payments:
Dividends		(19,094,765)
Non-subordinated corporate bonds		(4,743,590)	(7,966,533)
Financing to local financial entities			(1,546,932)
Subordinated corporate bonds		(4,529,710)	(5,789,146)
Other payments related to financing activities		(1,025,341)	(1,496,919)
Collections/Incomes:
Non Subordinated Corporate Bonds		2,949,563	1,284,763
Financing to local financial entities		1,954,046
Total cash used in financing activities (C)		(24,489,797)	(15,514,767)
Effect of exchange rate fluctuations (D)		122,479,673	51,233,842
Monetary effect on cash and cash equivalents (E)		(436,667,170)	(265,050,077)
Net increase/ (decrease) in cash and cash equivalents (A+B+C+D+E)		145,587,683	(129,040,792)
Restated Cash and cash equivalents at the beginning of the fiscal year	32	585,946,233	714,987,025
Cash and cash equivalents at the end of the fiscal year	32	731,533,916	585,946,233

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

- 139 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

During 2020 and 2021 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On July 21 and January 17, 2022, the Bank made irrevocable capital contributions in Play Digital SA for 245,539 and 130,758 (not restated). On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. As a consequence, the Bank’s new interest in this company is 8.9927%. See note 1 to the consolidated Financial Statements.

In addition, on October 1, 2021 the Bank decided to exercise a call option to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR. As it is explained in note 3 under “Basis for consolidation” to the consolidated Financial Statements, Fintech SGR is a structured entity in which the Bank has control. See note 1 to the consolidated Financial Statements.

Additionally, on October 1, 2021, the Bank paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. See also note 1 to the consolidated Financial Statements.

On February 23, 2023, the Board of Directors approved the issuance of these separate Financial Statements. Even when the Shareholders’ Meeting has the power to amend these separate Financial Statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

Note 2 to the consolidated Financial Statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These separate Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these separate Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these separate Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to measure such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 11). In March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the fiscal year ended December 31, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of December 31, 2022.

Applicable Accounting Standards

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these annual separate Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these separate Financial Statements, except for the goodwill generated by the business combination, as mentioned in note 13, which according to BCRA Communiqué “A” 6618, in the separate Financial Statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these separate Financial Statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the separate statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the fiscal year from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the separate statement of other comprehensive income.

Transcription into books

As of the date of issuance of these separate Financial Statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), general ledger and the separate Financial Statements into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the consolidated Financial Statements.

New pronouncements

New pronouncements are described in note 3 to the consolidated Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of December 31, 2022 and 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	668,911,187	432,278,523
Guarantees granted (1)	5,193,158	3,624,788
Overdraft and unused agreed commitments (1)	613,294	1,699,653
Subtotal	674,717,639	437,602,964
Less: Allowance for Expected credit losses (ECL)	(686,524)	(648,549)
Total	674,031,115	436,954,415

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 36,911 and 50,826 as of December 31, 2022 and 2021, respectively. The Overdraft and unused agreed commitments include an amount of 453,507 and 187,409 as of December 31, 2022 and 2021, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, as described in note 45 to the consolidated Financial Statements

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes. In note 5 to the consolidated Financial Statements, the Bank discloses the reasons, types of derivative financial transactions performed by the Bank, the notional value and the fair value of the financial instruments recognized as assets or liabilities in the statement of financial position.

6.	REPO TRANSACTIONS

Repo transactions performed by the Bank are detailed in note 6 to the consolidated Financial Statements.

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Sundry debtors (see note 11)	26,697,667	19,283,304
Receivables from spot sales of foreign currency pending settlement	16,002,229	30,130,171
Receivables from spot sales of government securities pending settlement	219,987	176,965
Private securities	49,415	60,427
Other	382,648	1,207,925
Subtotal	43,351,946	50,858,792
Less: Allowances for ECL	(91,041)	(51,518)
Total	43,260,905	50,807,274

Disclosures related to allowance for ECL are detailed in note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

8.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Non-financial Public sector (1)	2,206,935	4,628,306
Other Financial Entities	927,336	2,941,876
Other Financial Entities	935,477	2,948,987
Less: allowance for ECL	(8,141)	(7,111)
Non-financial Private Sector and Foreign Residents	595,241,643	680,248,634
Overdrafts	49,233,372	47,465,357
Documents	81,100,874	82,408,943
Mortgage loans	61,905,907	81,213,071
Pledge loans	9,581,277	14,727,607
Personal loans	142,529,651	190,678,438
Credit cards	190,779,144	184,981,594
Financial leases	1,386,801	931,091
Other	69,706,352	96,594,839
Less: allowance for ECL	(10,981,735)	(18,752,306)
Total	598,375,914	687,818,816

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

(1) As explained in note 3, ECL are not calculated to public sector exposures.

9.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 9 to the consolidated Financial Statements, details the allowances recognized by the Bank under this concept.

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

10.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2022 and 2021 is as follows:

	Carrying amount
Composition	12/31/2022	12/31/2021
For transactions with the BCRA	24,824,547	30,242,005
For guarantee deposits	5,271,474	4,228,756
Total	30,096,021	34,470,761

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss, as of December 31, 2022 and 2021, is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA see also note 11 to the consolidated Financial Statements.

12.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 12 to the consolidated Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these separate Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year, for the financial assets recognized at fair value, categorized as level 3:

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,175,359	60,427	4,114,042
Transfers to Level 3
Transfers from Level 3
Profit and loss	731,241	5,064	3,596
Recognition and derecognition	(801,964)	21,061	(2,508,037)
Monetary effects	(1,072,772)	(37,137)	(924,618)
Amount at the end of the fiscal year	1,031,864	49,415	684,983

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,112,717	76,973	4,860,694
Transfers to Level 3
Transfers from Level 3
Profit and loss	686,775	3,562	1,211,173
Recognition and derecognition	978,699	10,002	(43,437)
Monetary effects	(602,832)	(30,110)	(1,914,388)
Amount at the end of the fiscal year	2,175,359	60,427	4,114,042

Note 12 to the consolidated Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each fiscal year.

As of December 31, 2022 and 2021, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of December 31, 2022 and 2021:

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	240,012,345	240,012,345			240,012,345
Repo transactions	61,929,317	61,929,317			61,929,317
Other financial assets	43,211,490	43,211,490			43,211,490
Loans and other financing	598,375,914			521,939,679	521,939,679
Other debt securities	599,594,038	511,722,746	82,669,663	96,304	594,488,713
Financial assets delivered as guarantee	30,096,021	30,096,021			30,096,021
Total	1,573,219,125	886,971,919	82,669,663	522,035,983	1,491,677,565

Financial liabilities
Deposits	1,287,889,944	642,191,216		644,641,388	1,286,832,604
Other financial liabilities	114,905,708	110,605,835	4,371,904		114,977,739
Financing received from the BCRA and other financial institutions	2,448,871	2,382,151	51,492		2,433,643
Issued corporate bonds	3,003,738		2,933,474		2,933,474
Subordinated corporate bonds	72,274,386		58,986,558		58,986,558
Total	1,480,522,647	755,179,202	66,343,428	644,641,388	1,466,164,018

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	326,918,809	326,918,809			326,918,809
Repo transactions	61,176,357	61,176,357			61,176,357
Other financial assets	50,746,847	50,746,847			50,746,847
Loans and other financing	687,818,816			637,724,702	637,724,702
Other debt securities	46,838,533	44,550,843	1,265,887	304,156	46,120,886
Financial assets delivered as guarantee	34,470,761	34,470,761			34,470,761
Total	1,207,970,123	517,863,617	1,265,887	638,028,858	1,157,158,362

Financial liabilities
Deposits	1,139,660,478	643,214,212		495,799,566	1,139,013,778
Other financial liabilities	114,974,304	112,179,459	2,794,914		114,974,373
Financing received from the BCRA and other financial institutions	852,127	771,258	74,752		846,010
Issued corporate bonds	5,825,893		5,128,186		5,128,186
Subordinated corporate bonds	81,844,664		67,191,154		67,191,154
Total	1,343,157,466	756,164,929	75,189,006	495,799,566	1,327,153,501

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

13.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised the call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control. Details generated by this transaction are described in note 13 to the consolidated Financial Statements.

14.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in note 14 to the consolidated Financial Statements. For further information on the Bank’s interest in subsidiaries, associates and joint ventures, see also Exhibit E “Detailed information on interest on other companies”.

15.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Investment property (see Exhibit F)	7,956,684	890,858
Advanced prepayments	2,305,661	1,597,689
Tax advances	1,190,918	834,882
Other	40,643	281,414
Total	11,493,906	3,604,843

16.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

As of December 31, 2022 and 2021, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	As of December 31, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposits in banks	1,419								1,419
Other financial assets					3,017,035				3,017,035
Loans and other financing (2)
Overdraft							56,251	420,927	477,178
Credit cards							163,213	49,820	213,033
Lease								66,686	66,686
Personal loans							1,162		1,162
Mortgage loans							542,582		542,582
Other loans		2,113,373					151,849	1,400,121	3,665,343
Guarantee granted								1,540,021	1,540,021
Total assets	1,419	2,113,373			3,017,035		915,057	3,477,575	9,524,459

Liabilities
Deposits		2,936,305	65,353	58,138	116	84,710	1,002,317	1,196,288	5,343,227
Other financial liabilities							513	11,672	12,185
Issued corporate bonds		109,275	178,907						288,182
Subordinated corporate bonds					144,549				144,549
Other non-financial liabilities								20,216	20,216
Total liabilities		3,045,580	244,260	58,138	144,665	84,710	1,002,830	1,228,176	5,808,359

Income / (loss)
Interest income		4,323					288,313	1,928,422	2,221,058
Interest expense						(22,970)	(103,386)	(69,031)	(195,387)
Commissions income		24,841	156		792	345	59	47,043	73,236
Commissions expense					(10,647)		(19)	(412)	(11,078)
Other operating income	5			40	1,304,736			52	1,304,833
Allowance for loan losses		(374)							(374)
Administrative expense								(585,739)	(585,739)
Other operating expense		(14,511)						(70,829)	(85,340)
Total Income / (loss)	5	14,279	156	40	1,294,881	(22,625)	184,967	1,249,506	2,721,209

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 4,528,425, 2,535,472, 1,267,855 and 16,840,167, respectively.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposits in banks	1,603								1,603
Other financial assets					1,477,165				1,477,165
Loans and other financing (2)
Documents								55,596	55,596
Overdraft							156,620	492,663	649,283
Credit cards							139,924	87,404	227,328
Lease								55,956	55,956
Personal loans							2,776		2,776
Mortgage loans							499,837		499,837
Other loans		2,697,732					148,709	3,095,126	5,941,567
Guarantee granted								1,989,329	1,989,329
Total assets	1,603	2,697,732			1,477,165		947,866	5,776,074	10,900,440

Liabilities
Deposits	8	3,097,952	318,915	133,622	60	102,927	911,474	2,124,631	6,689,589
Other financial liabilities							382	10,357	10,739
Subordinated corporate bonds					81,844				81,844
Other non-financial liabilities								29,963	29,963
Total liabilities	8	3,097,952	318,915	133,622	81,904	102,927	911,856	2,164,951	6,812,135

Income / (loss)
Interest income		6,960					313,510	2,675,551	2,996,021
Interest expense		(8,205)				(33,765)	(63,380)	(109,113)	(214,463)
Commissions income		42,841	232		56	434	31	43,945	87,539
Commissions expense					(699)		(45)	(343)	(1,087)
Profit from measurement of financial instruments at fair value through profit or loss					45,691				45,691
Other operating income	8	6,693			13,049			62	19,812
Administrative expense								(468,070)	(468,070)
Other operating expense								(144,963)	(144,963)
Total Income / (loss)	8	48,289	232		58,097	(33,331)	250,116	1,997,069	2,320,480

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 2,720,419, 1,477,165, 1,341,171 and 11,912,135, respectively.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2022 and 2021, totaled 909,402 and 997,395, respectively.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

In addition, fees received by the Directors as of December 31, 2022 and 2021 amounted to 1,658,985 and 2,117,929, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	12/31/2022	12/31/2021
Board of Directors	12	13
Senior managers of the key management personnel	11	11
Total	23	24

17.	DEPOSITS

The composition of deposits as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Non-financial Public Sector	109,952,253	109,868,280
Financial sector	1,653,447	1,872,336
Non-financial Private Sector and Foreign Residents	1,176,284,244	1,027,919,862
Checking accounts	149,669,947	187,256,260
Saving accounts	422,308,756	363,243,763
Time deposits	568,401,965	446,801,428
Investment accounts	20,484,440	13,237,020
Other	15,419,136	17,381,391
Total	1,287,889,944	1,139,660,478

18.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Credit and debit card settlement - due to merchants	73,511,478	64,371,122
Amounts payable for spot purchases of foreign currency pending settlement	16,050,423	30,215,931
Amounts payable for spot purchases of government securities pending settlement	9,780,493	3,097,733
Payment orders pending to foreign exchange settlement	5,161,399	5,793,940
Collections and other transactions on account and behalf of others	2,805,832	4,736,340
Finance leases liabilities (note 19)	1,955,278	2,744,791
Other	5,640,805	4,014,447
Total	114,905,708	114,974,304

19.	LEASES

19.1 The Bank as a lessee

As explained in note 19.1 to the consolidated Financial Statements, the Bank has lease arrangements mainly for real properties recognized in the item “Property, plant and equipment”.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2022	2021
At the beginning of the fiscal year	2,744,791	3,444,123
Additions	624,820	924,936
Accretion of interest (see note 31)	385,368	426,069
Difference in foreign currency	710,151	435,238
Payments	(1,011,317)	(1,481,365)
Monetary effects	(1,498,535)	(1,004,210)
At the end of the fiscal year (see note 18)	1,955,278	2,744,791

The short term leases were recognized as expense for an amount of 14,024 and 15,554 for the years ended December 31, 2022 and 2021, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2022 and 2021:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2022	100,311	164,384	226,322	374,270	865,287	459,239	630,753	1,089,992
Balances as of 12/31/2021	115,707	200,861	276,170	471,536	1,064,274	715,960	964,557	1,680,517

19.2 The Bank as a lessor

In note 19.2 to the consolidated Financial Statements, are detailed the Bank´s transactions when acts as a lessor.

20.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of December 31, 2022 and 2021.

The expected terms to settle these obligations are as follows:

	12/31/2022
Composition	Within 12 months	Over 12 months	12/31/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	972
Letters of credits, guarantees and other commitments (1)	686,524		686,524	648,549
Commercial claims in progress (2)	170,878	323,732	494,610	618,540
Labor lawsuits	220,529	45,837	266,366	419,573
Pension funds - reimbursement	303,631	214,859	518,490	206,987
Other	12,370	723,975	736,345	1,287,157
Total	1,393,932	1,308,903	2,702,835	3,181,778

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
(2)	See also note 42.2.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

21.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Withholdings	15,754,918	13,608,455
Salaries, bonuses and payroll taxes payables	10,659,434	12,570,741
Taxes payables	7,711,416	6,263,018
Miscellaneous payables	2,790,806	3,570,449
Retirement pension payment orders pending settlement	1,124,896	824,014
Fees payables	560,130	506,715
Dividends payables (see note 43)		51,776,837
Other	1,469,688	2,108,194
Total	40,071,288	91,228,423

22.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2022 and 2021:

Short-term employee benefits	12/31/2022	12/31/2021
Salaries, bonuses and payroll taxes payables	6,016,668	6,085,996
Vacation accrual	4,642,766	6,484,745
Total short-term employee benefits	10,659,434	12,570,741

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2022 and 2021.

23.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2022 and 2021:

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	240,012,345
Debt securities at fair value through profit or loss		1,288,529	19,934,801	81,060,489	81,144,792	183,428,611	12,235,910	1,072,379	13,308,289
Derivative financial instruments		8,486	15,431	18,982		42,899
Repo transactions		61,929,317				61,929,317
Other financial assets	10,008,572	20,810,222	13,881	670,485		21,494,588		11,757,745	11,757,745
Loans and other financing (1)	1,456,402	263,092,174	49,526,049	56,306,665	60,009,135	428,934,023	58,903,976	109,081,513	167,985,489
Other debt securities		516,992,832	103,140,469	4,775,989	53,229,670	678,138,960	13,727,439	37,594,369	51,321,808
Financial assets delivered as guarantee	30,096,021
Equity instruments at fair value through profit or loss	705,940
Total assets	282,279,280	864,121,560	172,630,631	142,832,610	194,383,597	1,373,968,398	84,867,325	159,506,006	244,373,331

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	633,429,143	532,916,780	104,045,528	16,006,720	1,471,095	654,440,123	6,295	14,383	20,678
Derivative financial instruments		1,715	656			2,371
Other financial liabilities		110,565,046	356,056	280,311	539,411	111,740,824	882,492	2,282,392	3,164,884
Financing received from the BCRA and other financial institutions		291,230	511,370	1,603,567	42,704	2,448,871
Issued corporate bonds			7,177			7,177	2,996,561		2,996,561
Subordinated corporate bonds				1,423,066		1,423,066		70,851,320	70,851,320
Total liabilities	633,429,143	643,774,771	104,920,787	19,313,664	2,053,210	770,062,432	3,885,348	73,148,095	77,033,443

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2021	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	326,918,809
Debt securities at fair value through profit or loss		633,209	404,629	19,520,451	15,259,990	35,818,279	10,847,218	8,454,925	19,302,143
Derivative financial instruments				2,524		2,524
Repo transactions		61,176,357				61,176,357
Other financial assets	3,902,051	35,779,835	111,957	1,528,837		37,420,629		9,484,594	9,484,594
Loans and other financing (1)	319,135	255,244,248	59,795,231	64,027,592	73,753,392	452,820,463	77,414,659	157,264,559	234,679,218
Other debt securities		266,710,380	866,332	102,873,519	87,212,086	457,662,317	83,487,292	7,064,241	90,551,533
Financial assets delivered as guarantee	34,470,761
Equity instruments at fair value through profit or loss	4,138,309
Total assets	369,749,065	619,544,029	61,178,149	187,952,923	176,225,468	1,044,900,569	171,749,169	182,268,319	354,017,488

Liabilities
Deposits	631,512,047	399,340,442	96,274,539	11,568,297	903,931	508,087,209	60,388	834	61,222
Derivative financial instruments				4,933		4,933
Other financial liabilities		112,141,476	338,284	300,953	494,491	113,275,204	730,098	969,002	1,699,100
Financing received from the BCRA and other financial institutions		457,650	349,829	22,788	11,922	842,189	9,938		9,938
Issued corporate bonds				5,825,893		5,825,893
Subordinated corporate bonds				1,784,666		1,784,666		80,059,998	80,059,998
Total liabilities	631,512,047	511,939,568	96,962,652	19,507,530	1,410,344	629,820,094	800,424	81,029,834	81,830,258

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

24.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 24 to the consolidated Financial Statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

25.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 25 to the consolidated Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of deferred income tax:

Composition	12/31/2022	12/31/2021
Deferred tax assets
Loans and other financing	3,626,197	5,124,894
Provisions and employee benefits	1,529,978	2,111,591
Allowances for contingencies	895,959	894,586
Leases	333,342	342,289
Investments in other companies	62,489
Other	523,739	503,131
Total deferred tax assets	6,971,704	8,976,491

Deferred tax liabilities
Property, plant and equipment and other non-financial assets	10,910,128	10,813,704
Intangible assets	6,062,959	5,712,776
Tax effects on forward sales	3,093,064	1,816,643
Investments in other companies		1,306,131
Other	126,178	414,958
Total deferred tax liabilities	20,192,329	20,064,212
Net deferred tax liabilities	13,220,625	11,087,721

Changes in net deferred tax assets and liabilities as of December 31, 2022 and 2021 are summarized as follows:

Composition	12/31/2022	12/31/2021
Net deferred tax liabilities at beginning of the fiscal year	11,087,721	18,497,764
Loss / (Profit) for deferred taxes recognized in the statement of income	2,132,904	(7,410,043)
Net deferred tax liabilities at fiscal year end	13,220,625	11,087,721

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2022	12/31/2021
Current income tax expense	14,267,451	9,424,868
Loss / (Profit) for deferred taxes	2,132,904	(7,410,043)
Income tax loss recorded in the statement of income	16,400,355	2,014,825
Income tax (profit) / loss recorded in other comprehensive income	(2,445,927)	2,350,647
Total	13,954,428	4,365,472

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2022	12/31/2021
Income carrying amount before income tax	59,438,874	54,847,591
Applicable income tax rate	35%	35%
Income tax on income carrying amount	20,803,606	19,196,657
Net permanent differences and other tax effects including the fiscal inflation adjustment	(4,403,251)	(17,181,832)
Total income tax	16,400,355	2,014,825

As of December 31, 2022 and 2021, the effective income tax rate is 27.6% and 3.7%, respectively. During fiscal year 2021, the effective income tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred.

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 25 to the consolidated Financial Statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, the Bank filed a reimbursement action with the AFIP requesting that 382,189 paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, the file for the fiscal year 2018 is in the evidence stage.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

26.	COMMISSIONS INCOME

Composition	12/31/2022	12/31/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	42,576,947	39,653,921
Commissions related to credit cards	24,778,637	23,596,621
Commissions related to insurance	4,226,128	4,450,781
Commissions related to trading and foreign exchange transactions	1,527,054	1,701,807
Commissions related to securities value	610,305	552,621
Commissions related to loans and other financing	416,395	308,418
Commissions related to financial guarantees granted	10,385	11,527

Performance obligations satisfied over certain time period
Commissions related to credit cards	407,727	716,392
Commissions related to trading and foreign exchange transactions	59,020	75,697
Commissions related to loans and other financing	7,186	9,377
Commissions related to obligations	1,571	2,127
Commissions related to financial guarantees granted		184
Total	74,621,355	71,079,473

27.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2022	12/31/2021
Translation of foreign currency assets and liabilities into pesos	60,022,668	7,611,619
Income from foreign currency exchange	1,192,855	1,069,054
Total	61,215,523	8,680,673

28.	OTHER OPERATING INCOME

Composition	12/31/2022	12/31/2021
Services	4,140,776	4,693,608
Adjustments and interest from other receivables	3,669,477	2,225,082
Adjustments from other receivables with CER clauses	1,679,397	681,084
Other receivables for financial intermediation	947,942	1,833,714
Sale of investment in properties and other non-financial assets		76,116
Other	6,486,252	2,090,696
Total	16,923,844	11,600,300

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

29.	EMPLOYEE BENEFITS

Composition	12/31/2022	12/31/2021
Remunerations	52,753,996	53,886,491
Payroll taxes	12,970,225	12,405,544
Compensations and bonuses to employees	7,610,940	7,243,454
Employee services	2,720,806	2,115,201
Total	76,055,967	75,650,690

30.	ADMINISTRATIVE EXPENSES

Composition	12/31/2022	12/31/2021
Taxes	6,291,269	5,605,097
Maintenance, conservation and repair expenses	6,142,377	6,379,009
Armored truck, documentation and events	5,260,049	5,631,941
Security services	3,761,984	3,972,295
Other fees	3,605,405	3,198,275
Electricity and communications	3,456,562	3,952,079
Software	2,487,680	3,102,540
Advertising and publicity	2,316,936	1,693,442
Fees to directors and syndics	1,808,419	1,390,481
Representation, travel and transportation expenses	647,984	442,357
Insurance	404,296	519,742
Stationery and office supplies	269,390	243,719
Hired administrative services	266,403	242,756
Leases	173,494	227,185
Other	1,157,834	1,954,992
Total	38,050,082	38,555,910

31.	OTHER OPERATING EXPENSES

Composition	12/31/2022	12/31/2021
Turnover tax	40,895,424	34,905,903
From credit cards	17,189,552	14,978,007
Charges for other provisions	2,373,338	3,160,367
Deposit guarantee fund contributions	1,913,030	2,029,167
Taxes	842,584	920,997
Loss from sale or impairment of investment in properties and other non-financial assets	542,323
Insurance claims	436,033	174,484
Donations	417,558	56,647
Other adjustments and interests for miscellaneous obligations (see note 19)	385,368	426,069
From administrative, disciplinary and criminal penalties		81,094
Other	8,671,759	9,392,623
Total	73,666,969	66,125,358

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

32.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	12/31/2022	12/31/2021	12/31/2020
Cash and deposits in banks	240,012,345	326,918,809	336,649,511
Debt Securities at fair value through profit or loss		9,467
Other debt securities	491,521,571	259,017,957	378,337,514
Total	731,533,916	585,946,233	714,987,025

33.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to December 31, 2022, amounted to 639,413. See also Exhibit K.

34.	DEPOSIT GUARANTEE INSURANCE

Note 35 to the consolidated Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.7330% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12305 issued on March 17, 2022.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

35.	RESTRICTED ASSETS

As of December 31, 2022 and 2021 the following Bank’s assets are restricted:

Composition		12/31/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	92,856	94,847
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	83,319	86,975
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	33,682	35,160
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	14,891	15,545
	Subtotal debt securities at fair value through profit or loss and other debt securities	224,748	232,527

Other financial assets
•	Interests derived from contributions made as protector partner (1).	2,413,559	1,485,299
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,610
	Subtotal Other financial assets	2,414,386	1,486,909

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	24,824,547	30,242,005
•	Guarantee deposits related to credit and debit card transactions.	4,043,563	2,567,119
•	Other guarantee deposits.	1,227,911	1,661,637
	Subtotal Financial assets delivered as guarantee	30,096,021	34,470,761

Other non-financial assets
•	Real property related to a call option sold.	2,456,151	421,571
	Subtotal other non-financial assets	2,456,151	421,571
Total		35,191,306	36,611,768

(1)	As of December 31, 2022 and 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

36.	TRUST ACTIVITIES

Note 37 to the consolidated Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

36.1 Financial trusts for investment purposes

As of December 31, 2022 and 2021, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 950,899 and 1,034,155, respectively.

According to the latest accounting information available as of the date of issuance of these separate Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

36.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of issuance of these separate Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 11,680 and 18,708, respectively.

36.3	Trusts guaranteeing loans granted by the Bank

As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of issuance of these separate Financial Statements, the assets managed by the Bank amounted to 2,721,267 and 3,942,468, respectively.

36.4	Trusts in which the Bank acts as Trustee (Management)

As of December 31, 2022 and 2021, considering the latest available accounting information as of the date of issuance of these separate Financial Statements, the assets managed by the Bank amounted to 4,086,750 and 5,786,674, respectively.

37.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”, as described in note 38.1.1 to the consolidated Financial Statements. Note 38.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of December 31, 2022 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,765,002,747 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 35 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 38.2 to the consolidated Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

38.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2022 are described in note 39 to the consolidated Financial Statements.

39.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 40 to the consolidated Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

40.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 12/31/2022		12/31/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	72,274,386	81,844,664
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	3,003,738
Non-subordinated – Class B		$4,620,570,000				5,825,893
Total					75,278,124	87,670,557

Note 41 to the consolidated Financial Statements describes liabilities for corporate bonds recognized by the Bank.

41.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2022 and 2021 is as follows:

Composition	12/31/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	619,972,455	591,389,869
Preferred and other collaterals received from customers (1)	186,767,881	234,168,943
Outstanding checks not yet paid	19,943,141	15,796,202
Checks already deposited and pending clearance	16,828,520	21,715,717

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

42.	TAX AND OTHER CLAIMS

42.1. Tax claims

Note 43.1 to the consolidated Financial Statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these separate Financial Statements.

42.2. Other claims

Note 43.2 to the consolidated Financial Statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these separate Financial Statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

43.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 44 to the consolidated Financial Statements describes the main legal provisions regulating the restriction on profit distribution.

As of December 31, 2022, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Other comprehensive income for 816,164.

ii.	The positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 6,145,736.

44.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 45 to the consolidated Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

45.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 46 to the consolidated Financial Statements.

46.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these separate Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these separate Financial Statements.

47.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These separate Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 162 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government bonds in dual currency at discount - Maturity: 07-21-2023	9146		1	58,644,665		58,644,665		58,644,665
Federal government treasury bonds linked to dolar - Maturity: 04-28-2023	5928		1	56,988,590		56,988,590		56,988,590
Federal government bonds in dual currency at discount - Maturity: 09-29-2023	9147		1	21,773,638		21,773,638		21,773,638
Federal government bonds in dual at discount - Maturity: 06-30-2023	9145		1	20,540,723		20,540,723		20,540,723
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	12,542,445	7,499,991	14,669,745		14,669,745
Federal government bonds in dual at discount - Maturity: 02-28-2024	9156		1	11,476,239		11,476,239		11,476,239
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	5,523,468	3,334,906	5,523,468		5,523,468
Letters of National Estate in pesos adjusted by CER at discount - Maturity: 02-17-2023	9111		1	1,846,948		1,846,948		1,846,948
Federal government treasury bonds in pesos adjusted by CER - Maturity: 06-19-2023	9127		1	1,814,052		1,814,052		1,814,052
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	1,260,311	1,210,579	1,260,311		1,260,311
Other				3,293,957	40,899,587	3,293,957		3,293,957
Subtotal local government securities				195,705,036	52,945,063	197,832,336		197,832,336
Private securities
Corporate Bonds Tarjeta Naranja S.A. Class 53 Series 01- Maturity: 04-05-2023	56056		3	434,678		434,678		434,678
Debt Securities in Financial Trusts Confibono			3	417,426		417,426		417,426
Debt Securities in Financial Trusts Secubono			3	175,694	374,604	175,694		175,694
Securities of companies of public services			3	4,066	5,756	4,066		4,066
Corporate Bonds Tarjeta Naranja S.A. C048- Maturity: 04-26-2022	55317				1,050,971
Corporate Bonds Ledesma S.A. Class 10- Maturity: 05-27-2022	55500				492,032
Debt Securities in Financial Trusts Surcos					251,996
Subtotal local private securities				1,031,864	2,175,359	1,031,864		1,031,864
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				196,736,900	55,120,422	198,864,200		198,864,200

- 163 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Letters of National Estate in pesos adjusted by CER at discount - Maturity: 02-17-2023	9111		1	44,938,818		44,938,818		44,938,818
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	34,466,456	20,285,891	34,466,456		34,466,456
Letters of National Estate in pesos adjusted by CER at discount - Maturity: 01-20-2023	9105		1	13,323,179		13,323,179		13,323,179
Letters of National treasury in pesos at discount - Maturity: 02-28-2023	9141		1	11,565,021		11,565,021		11,565,021
Letters of National treasury in pesos at discount - Maturity: 03-31-2023	9164		1	10,732,116		10,732,116		10,732,116
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	8,802,301	6,030,797	8,802,301		8,802,301
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 05-19-2023	9127		1	2,849,299		2,849,299		2,849,299
Letters of National Estate in pesos at discount - Maturity: 04-28-2023	9142		1	1,406,688		1,406,688		1,406,688
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	1,354,629		1,354,629		1,354,629
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 07-26-2024	5405		1	414,991		414,991		414,991
Other				13,232	216,040,672	13,232		13,232
Subtotal local government securities (1)				129,866,730	242,357,360	129,866,730		129,866,730
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022					41,921,012
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022					36,776,261
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022					36,305,152
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-11-2022					34,527,730
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-13-2022					34,092,263
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022					32,241,669
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2022					30,950,258
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-20-2022					12,203,612
Subtotal Central Bank of Argentina Bills					259,017,957
Total Other debt securities measured at fair value through other comprehensive income				129,866,730	501,375,317	129,866,730		129,866,730

(1)	During January 2023, the Bank entered into a voluntary debt swap. The following instruments entered into that swap:

•	Letters of National Estate in pesos adjusted at discount by CER – Maturity 02-17-2023 (X17F3) for a nominal amount of 20,900,000,000.

•	Letters of National Estate in pesos at discount – Maturity 02-28-2023 (S28F3) for a nominal amount of 12,893,000,000.

- 164 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
Measured at amortized cost
- Local
Government securities
Bonds of treasury of federal government in pesos - Maturity: 05-23-2027	9132	39,222,468	2	40,469,619		40,469,619		40,469,619
Bonds of treasury of federal government in pesos Badlar x 0.7 - Maturity: 11-23-2027	9166	8,374,568	1	8,400,364		8,400,364		8,400,364
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	657,742	1	507,009	517,875	507,009		507,009
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2023	42534	203,896	2	200,378		200,378		200,378
Treasury bills of Province of Río Negro Series 02 in pesos - Maturity: 06-15-2023	42555	198,801	1	199,044		199,044		199,044
Bonds of treasury of federal government in pesos at 22% - Maturity: 05-21-2022	5496				44,306,545
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022	42382				607,285
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385				425,837
Treasury bills of Province of Río Negro Series 2 Class 1 - Maturity: 06-15-2022	42479				377,125
Treasury bills of Province of Neuquen Series 4 Class 1 in pesos - Maturity: 02-28-2022	42426				89,322
Subtotal local government securities				49,776,414	46,323,989	49,776,414		49,776,414
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2023		62,002,563	1	62,250,767		62,250,767		62,250,767
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-24-2023		61,833,200	1	62,080,786		62,080,786		62,080,786
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-05-2023		61,755,250	1	62,003,011		62,003,011		62,003,011
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-26-2023		61,586,655	1	61,833,224		61,833,224		61,833,224
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-10-2023		61,020,500	1	61,386,248		61,386,248		61,386,248
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2023		60,897,625	1	61,141,456		61,141,456		61,141,456
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-17-2023		60,292,313	1	60,533,736		60,533,736		60,533,736
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-19-2023		60,032,938	1	60,292,343		60,292,343		60,292,343
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity - Vto. 09-20-2023		3,610,530	2	3,796,524		3,796,524		3,796,524
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity - Vto. 09-22-2023		3,478,168	2	3,660,475		3,660,475		3,660,475
Other				37,386,546		37,386,546		37,386,546
Subtotal Central Bank of Argentina Bills				536,365,116		536,365,116		536,365,116
Central Bank of Argentina Notes
Liquidity notes of Central Bank of Argentina in pesos - Maturity: 01-04-2023		12,059,395	1	12,105,932		12,105,932		12,105,932
Subtotal Central Bank of Argentina Notes				12,105,932		12,105,932		12,105,932
Private securities
Corporate Bonds Vista Energy Argentina SAU Class 013 -Maturity: 08-08-2024 (2)	56207	1,011,196	1	521,919		521,919		521,919
Corporate Bonds Vista Oil y Gas Argentina SAU Class 015 -Maturity: 01-20-2025 (2)	56637	878,912	2	481,671		481,671		481,671
Debt Securities in Financial Trusts Confibono Series 065 Class A - Maturity: 07-20-2023	56428	116,458	2	116,483		116,483		116,483
Debt Securities in Financial Trusts Secubono Series 221 Class A - Maturity: 07-28-2023	56583	91,182	2	90,941		90,941		90,941
Debt Securities in Financial Trusts Secubono Series 222 Class A - Maturity: 08-28-2023	56660	60,975	3	75,880		75,880		75,880
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	38,684	2	34,863	108,511	34,863		34,863
Debt Securities in Financial Trusts Secubono Series 219 Class A - Maturity: 04-28-2023	56366	35,329	3	24,819		24,819		24,819
Debt Securities in Financial Trusts Red Surcos Series 020 Class A - Maturity: 07-15-2022	55767				83,953
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616				60,149
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219				51,914
Other					210,017
Subtotal local private securities				1,346,576	514,544	1,346,576		1,346,576
Total Other debt securities measured at cost amortized				599,594,038	46,838,533	599,594,038		599,594,038
TOTAL OTHER DEBT SECURITIES				729,460,768	548,213,850	729,460,768		729,460,768

This fair value was obtained from price quotations in pesos.

- 165 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Holdings				Position
		12/31/2022			12/31/2021	12/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	462,536	400,992	462,536		462,536
C.O.E.L.S.A			3	87,563	73,232	87,563		87,563
Matba Rofex SA			3	58,306	61,161	58,306		58,306
Sedesa			3	21,291	29,835	21,291		21,291
AC Inversora SA			3	19,583	19,826	19,583		19,583
Mercado a Término Rosario SA			3	14,627	14,442	14,627		14,627
Provincanje SA			3	14,506	17,253	14,506		14,506
Argencontrol SA			3	478	793	478		478
San Juan Tennis Club SA			3	437	851	437		437
Garantizar SGR			3	10	19	10		10
Other					3,490,224
Subtotal local				679,337	4,108,628	679,337		679,337
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	20,957	24,266	20,957		20,957
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	5,646	5,415	5,646		5,646
Subtotal foreign				26,603	29,681	26,603		26,603
Total measured at fair value through profit or loss				705,940	4,138,309	705,940		705,940
TOTAL EQUITY INSTRUMENTS				705,940	4,138,309	705,940		705,940
TOTAL GOVERNMENT AND PRIVATE SECURITIES				926,903,608	607,472,581	929,030,908		929,030,908

- 166 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

COMMERCIAL	12/31/2022	12/31/2021
In normal situation	110,649,544	164,569,197
With senior “A” collateral and counter-collateral	14,400,986	22,331,788
With senior “B” collateral and counter-collateral	18,362,596	31,494,559
Without senior collateral or counter-collateral	77,885,962	110,742,850

Subject to special monitoring		4,151,452
In observation
With senior “A” collateral and counter-collateral		2,871
With senior “B” collateral and counter-collateral		3,434,738
Without senior collateral or counter-collateral		713,843

Troubled	1,400,613	1,459,517
With senior “A” collateral and counter-collateral	71,834
With senior “B” collateral and counter-collateral	925,521	214,487
Without senior collateral or counter-collateral	403,258	1,245,030

With high risk of insolvency	806,278	224,904
With senior “A” collateral and counter-collateral	87,077	196,727
With senior “B” collateral and counter-collateral	594,265	13,431
Without senior collateral or counter-collateral	124,936	14,746

Subtotal Commercial	112,856,435	170,405,070

- 167 -	Delfín Jorge Ezequiel Carballo Chairperson

              EXHIBIT B

              (continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

CONSUMER AND MORTGAGE	12/31/2022	12/31/2021
Performing	495,262,163	532,302,833
With senior “A” collateral and counter-collateral	32,546,090	37,210,683
With senior “B” collateral and counter-collateral	29,571,729	45,245,051
Without senior collateral or counter-collateral	433,144,344	449,847,099

Low risk	3,857,703	3,767,246
With senior “A” collateral and counter-collateral	59,378	122,391
With senior “B” collateral and counter-collateral	84,565	224,462
Without senior collateral or counter-collateral	3,713,760	3,420,393

Low risk - in special treatment	29,386	121,389
With senior “B” collateral and counter-collateral		39,833
Without senior collateral or counter-collateral	29,386	81,556

Medium risk	2,642,620	2,825,822
With senior “A” collateral and counter-collateral	18,388	17,964
With senior “B” collateral and counter-collateral	68,202	116,648
Without senior collateral or counter-collateral	2,556,030	2,691,210

High risk	2,012,771	3,236,432
With senior “A” collateral and counter-collateral	22,707	41,261
With senior “B” collateral and counter-collateral	78,242	219,598
Without senior collateral or counter-collateral	1,911,822	2,975,573

Irrecoverable	898,582	1,528,819
With senior “A” collateral and counter-collateral	30,675	37,369
With senior “B” collateral and counter-collateral	142,725	372,094
Without senior collateral or counter-collateral	725,182	1,119,356
Subtotal consumer and mortgage	504,703,225	543,782,541
Total	617,559,660	714,187,611

- 168 -	Delfín Jorge Ezequiel Carballo Chairperson

              EXHIBIT B

              (continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the separated statement of financial position is listed below:

	12/31/2022	12/31/2021
Loans and other financing	598,375,914	687,818,816
Added:
Allowances for loans and other financing	10,989,876	18,759,417
Adjustment amortized cost and fair value	1,687,107	2,200,184
Debt securities of financial trust - Measured at amortized cost	308,364	347,130
Corporate bonds	1,039,008	168,471
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(156,643)	(192,613)
Guarantees provided and contingent liabilities	5,316,034	5,086,206
Total computable items	617,559,660	714,187,611

- 169 -	Delfín Jorge Ezequiel Carballo Chairperson

  EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	12/31/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	22,460,061	3.64	36,296,186	5.08
50 next largest customers	40,393,012	6.54	58,470,029	8.19
100 next largest customers	32,031,601	5.19	41,199,576	5.77
Other customers	522,674,986	84.63	578,221,820	80.96
Total (1)	617,559,660	100.00	714,187,611	100.00

(1) See reconciliation in Exhibit B.

- 170 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	1,354,472	574,763	104,041	186,988	292,711	172,905	2,685,988
Financial sector		49,118	66,153	558,685	203,511	305,741	93,406	1,276,614
Non-financial private sector and foreign residents	3,468,982	268,956,364	70,704,813	86,547,754	108,058,374	119,604,406	150,836,128	808,176,821
Total	3,469,090	270,359,954	71,345,729	87,210,480	108,448,873	120,202,858	151,102,439	812,139,423

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		451,655	1,215,393	948,547	2,397,187	930,619		5,943,401
Financial sector		498,131	1,297,578	72,892	252,966	1,419,953	261,144	3,802,664
Non-financial private sector and foreign residents	2,942,651	265,153,863	81,191,203	93,835,298	124,168,980	146,635,855	223,720,839	937,648,689
Total	2,942,651	266,103,649	83,704,174	94,856,737	126,819,133	148,986,427	223,981,983	947,394,754

This exhibit disclosures contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 171 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT E

DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2022 AND 2021

  (Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

							Information of the issuer
	Shares of interest							Data from latest Financial Statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2022	Amount 12/31/2021	Main business activity	Year-end date / Period	Capital stock	Shareholders' equity	Income for the year / Period
In financial institutions
- Subsidiaries Foreign

Macro Bank Limited	Common	1	1	39,816,899	4,959,505	5,784,763	Financial Institution	12-31-2022	86,501	4,959,505	191,219
Subtotal foreign					4,959,505	5,784,763

Total in financial institutions subsidiaries					4,959,505	5,784,763

Total in financial institutions					4,959,505	5,784,763
In complementary services companies
- Subsidiaries
Local
Macro Securities SAU	Common	1	1	12,885,683	9,991,335	6,183,412	Brokerage house	12-31-2022	12,886	10,066,254	3,892,181
Macro Fondos SGFCISA	Common	1	1	327,183	506,499	335,605	Management company of FCI	12-31-2022	1,713	2,753,057	2,199,818
Macro Fiducia SAU	Common	1	1	47,387,236	192,765	230,547	Services	12-31-2022	47,387	193,698	1,002
Argenpay SAU	Common	1	1	341,200,000	936,858	954,173	Services of electronic payments	12-31-2022	341,200	938,069	(557,720)
Fintech SGR	Common	1	1	119,993	72,690	66,908	Mutual guarantee company	12-31-2022	480	112,240	66,342
Subtotal local					11,700,147	7,770,645
Total in complementary services subsidiary companies					11,700,147	7,770,645
- Associates and joint ventures
Local
Uniones Transitorias de Empresas					642,743	530,143	Management of tax services
Play Digital SA	Common	1	1	193,604,736	422,959	333,052	Electronic, technological and computer services	09-30-2022	2,152,921	3,874,339	(2,875,476)
Finova SA	Common	1	1	225,000	70,333	82,894	Informatics services	09-30-2022	450	42,658	(48,233)
Subtotal local					1,136,035	946,089

Total in complementary services associates companies and join ventures					1,136,035	946,089
Total in complementary services associates companies and join ventures					12,836,182	8,716,734

In other associates

- Associates and joint ventures
Local
Macro Warrants SA	Common	1	1	50,000	5,564	7,431	Issue of warrants	09-30-2022	1,000	111,278	(19,793)
Subtotal local					5,564	7,431
Total in other associates					5,564	7,431
Total investments in other companies					17,801,251	14,508,928

- 172 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original value at beginning	Total life				Depreciation for the fiscal year					Residual value at the end of
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Real property	93,362,070	50	595,519	122,169	1,368,237	9,384,580	(78,527)	20,995	2,047,203	11,332,261	83,871,396
Furniture and facilities	12,725,299	10	413,627	1,178	1,491,837	6,235,329	4	73	1,142,899	7,378,159	7,251,426
Machinery and equipment	18,288,628	5	2,097,920	290	1,052,134	12,622,197	(1,535)	66	2,688,300	15,308,896	6,129,496
Vehicles	2,546,557	5	449,948	176,501	(9,208)	2,095,982	(699)	115,344	254,368	2,234,307	576,489
Work in progress	3,089,819		2,709,731		(4,503,132)						1,296,418
Right of use real property	7,314,636	5	855,968	84,912		4,089,337		48,409	1,379,202	5,420,130	2,665,562
Total property, plant and equipment	137,327,009		7,122,713	385,050	(600,132)	34,427,425	(80,757)	184,887	7,511,972	41,673,753	101,790,787

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original value at beginning	Total life				Depreciation for the fiscal year					Residual value at the end of
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers(1)	Accumulated	Transfers(1)	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Real property	89,603,312	50	581,468	170,251	3,347,541	7,337,992	191,404	21,520	1,876,704	9,384,580	83,977,490
Furniture and facilities	11,535,939	10	363,798	2,824	828,386	5,153,924	261	948	1,082,092	6,235,329	6,489,970
Machinery and equipment	16,111,673	5	1,242,178	52,257	987,034	10,130,556	(1,371)	1,298	2,494,310	12,622,197	5,666,431
Vehicles	2,448,098	5	237,035	144,842	6,266	2,010,732	348	126,745	211,647	2,095,982	450,575
Work in progress	2,465,445		4,292,728		(3,668,354)						3,089,819
Right of use real property	6,069,007	5	1,230,063	15,713	31,279	2,625,818	1,423	8,363	1,470,459	4,089,337	3,225,299
Total property, plant and equipment	128,233,474		7,947,270	385,887	1,532,152	27,259,022	192,065	158,874	7,135,212	34,427,425	102,899,584

(1) During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 173 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at					Depreciation for the fiscal year					Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the end of the fiscal year
Cost
Leased properties	449,989	50	1,156		(54,526)	16,256	38,437		5,268	59,961	336,658
Other investment properties	495,670	50	9,872,434	19,990	(2,688,777)	38,545	(5,699)		6,465	39,311	7,620,026
Total investment property	945,659		9,873,590	19,990	(2,743,303)	54,801	32,738		11,733	99,272	7,956,684

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at					Depreciation for the fiscal year							Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year		At the end		the end of the fiscal year
Cost
Leased properties	647,497	50			(197,508)	106,305	(96,629)		6,580		16,256		433,733
Other investment properties	1,856,029	50	5,543	45,417	(1,320,485)	123,860	(94,776)	7,571		17,032		38,545	457,125
Total investment property	2,503,526		5,543	45,417	(1,517,993)	230,165	(191,405)	7,571		23,612		54,801	890,858

(1)	During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

- 174 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at					Depreciation for the fiscal year					Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the end of the fiscal year
Cost
Licenses	9,760,068	5	1,311,705		89,994	5,970,420	3,376		1,842,469	7,816,265	3,345,502
Other intangible assets	31,600,806	5	7,218,183	33,386	(79,756)	19,068,239	(1,330)	1,314	5,663,013	24,728,608	13,977,239
Total intangible assets	41,360,874		8,529,888	33,386	10,238	25,038,659	2,046	1,314	7,505,482	32,544,873	17,322,741

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Original Value at					Depreciation for the fiscal year					Residual value at
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the end of the fiscal year
Cost
Licenses	8,084,142	5	1,695,543		(19,617)	4,193,712	(660)		1,777,368	5,970,420	3,789,648
Other intangible assets	25,340,646	5	6,260,299	139		14,229,054			4,839,185	19,068,239	12,532,567
Total intangible assets	33,424,788		7,955,842	139	(19,617)	18,422,766	(660)		6,616,553	25,038,659	16,322,215

- 175 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	12/31/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	153,647,145	11.93	89,303,162	7.84
50 next largest customers	133,766,370	10.39	70,276,986	6.17
100 next largest customers	62,255,164	4.83	44,088,955	3.87
Other customers	938,221,265	72.85	935,991,375	82.12
Total	1,287,889,944	100.00	1,139,660,478	100.00

- 176 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,179,327,347	113,538,635	19,753,491	1,902,154	12,295	36,840	1,314,570,762
From the non-financial government sector	107,790,689	3,384,960	1,019,697	4,497			112,199,843
From the financial sector	1,653,447						1,653,447
From the non-financial private sector and foreign residents	1,069,883,211	110,153,675	18,733,794	1,897,657	12,295	36,840	1,200,717,472
Derivative instruments	1,715	656					2,371
Other financial liabilities	110,595,810	422,899	382,928	735,744	1,225,622	2,830,997	116,194,000
Financing received from the Central Bank of Argentina and other financial institutions	291,911	517,458	1,616,892	44,969			2,471,230
Issued corporate bonds		11,005	10,646	22,010	3,032,952		3,076,613
Subordinated corporate bonds			2,353,327	2,353,327	4,706,653	80,264,626	89,677,933
Total	1,290,216,783	114,490,653	24,117,284	5,058,204	8,977,522	83,132,463	1,525,992,909

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 177 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,033,618,626	101,780,527	12,548,302	1,071,555	84,281	2,462	1,149,105,753
From the non-financial government sector	104,125,831	4,116,058	2,304,904	5,076			110,551,869
From the financial sector	1,872,336						1,872,336
From the non-financial private sector and foreign residents	927,620,459	97,664,469	10,243,398	1,066,479	84,281	2,462	1,036,681,548
Derivative instruments			4,933				4,933
Other financial liabilities	112,142,980	339,645	302,629	496,890	732,165	969,392	114,983,701
Financing received from the Central Bank of Argentina and other financial institutions	457,832	356,378	26,334	16,203	11,150		867,897
Issued corporate bonds			6,120,392				6,120,392
Subordinated corporate bonds			2,659,192	2,659,194	5,318,386	96,015,155	106,651,927
Total	1,146,219,438	102,476,550	21,661,782	4,243,842	6,145,982	96,987,009	1,377,734,603

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 178 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2022
Provisions for eventual commitments	648,549	521,115			(483,140)	686,524
For administrative, disciplinary and criminal penalties	972				(472)	500
Other	2,532,257	2,360,517		1,173,534	(1,703,429)	2,015,811
Total Provisions	3,181,778	2,881,632		1,173,534	(2,187,041)	2,702,835

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2021
Provisions for eventual commitments	50,593	704,339		2,476	(103,907)	648,549
For administrative, disciplinary and criminal penalties	2,112	81,094	491	80,987	(756)	972
Other	3,782,909	2,836,625		2,923,633	(1,163,644)	2,532,257
Total Provisions	3,835,614	3,622,058	491	3,007,096	(1,268,307)	3,181,778

- 179 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 180 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	12/31/2022					12/31/2021
	Total parent company and	Total per currency
Items	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	200,557,826	199,395,450	715,714	39,623	407,039	228,933,093
Debt securities at fair value through profit or loss	169,514,773	169,514,773				105,261
Other financial assets	13,177,939	13,177,440	499			10,879,820
Loans and other financing	34,202,754	34,202,754				28,832,545
From the non-financial private sector and foreign residents	34,202,754	34,202,754				28,832,545
Other debt securities	45,851,095	45,851,095				57,122,492
Financial assets delivered as guarantee	4,388,959	4,388,959				3,971,220
Equity instruments at fair value through profit or loss	26,603	26,603				29,681
Investments in subsidiaries, associates and joint ventures	4,959,505	4,959,505				5,784,763
Total assets	472,679,454	471,516,579	716,213	39,623	407,039	335,658,875
Liabilities
Deposits	163,018,828	163,018,828				179,636,165
Non-financial government sector	6,163,095	6,163,095				14,953,269
Financial sector	1,399,299	1,399,299				1,481,552
Non-financial private sector and foreign residents	155,456,434	155,456,434				163,201,344
Other financial liabilities	7,900,439	7,703,468	175,733		21,238	9,317,297
Financing from the Central Bank and other financial institutions	2,397,166	2,397,166				538,425
Issued corporate bonds	3,003,738	3,003,738
Subordinated corporate bonds	72,274,386	72,274,386				81,844,664
Other non-financial liabilities	14,188	14,188				15,253
Total liabilities	248,608,745	248,411,774	175,733		21,238	271,351,804

- 181 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	In normal	Troubled / Medium risk
Item	situation	Matured	12/31/2022	12/31/2021
Loans and other financing
Overdrafts	330,382	6	330,388	689,480
Without senior collateral or counter-collateral	330,382	6	330,388	689,480
Documents				55,596
With senior “A” collateral and counter-collateral				5,421
Without senior collateral or counter-collateral				50,175
Mortgage and pledge	514,164		514,164	449,150
With senior “B” collateral and counter-collateral	223,888		223,888	189,972
Without senior collateral or counter-collateral	290,276		290,276	259,178
Personal	3,100		3,100	3,497
Without senior collateral or counter-collateral	3,100		3,100	3,497
Credit cards	250,142		250,142	277,222
With senior “A” collateral and counter-collateral				310
Without senior collateral or counter-collateral	250,142		250,142	276,912
Other	3,634,566		3,634,566	7,364,545
With senior “A” collateral and counter-collateral				10,682
With senior “B” collateral and counter-collateral	56,412		56,412	44,935
Without senior collateral or counter-collateral	3,578,154		3,578,154	7,308,928

Total loans and other financial	4,732,354	6	4,732,360	8,839,490
Eventual commitments	8,805		8,805	267,597
Total	4,741,159	6	4,741,165	9,107,087
Allowances	55,787	4	55,791	127,562

- 182 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	4	4	1	12,642,710
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	5	2	30	1,632,334
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		68,130,397
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non financial sector	30	21		2,458,718

(1) Related to the valuation of the underlying traded, disclosed in absolute values.

(2) Related to compensated operations forward (OCT).

- 183 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Amortized	Fair value	Fair value through P/L Obligatory	Fair value hierarchy
Item	cost	through OCI	measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	27,611,519
Financial institutions	212,388,708
Other	12,118
Debt securities at fair value through profit or loss			196,736,900	195,705,036		1,031,864
Derivative financial instruments			42,899	19,193	23,706
Repo transactions
BCRA	61,929,317
Other financial assets	43,211,490		49,415			49,415
Loans and other financing
To the non-financial government sector	2,206,935
Other financial institutions (1)	927,336
To the non financial private sector and foreign residents
Overdrafts	49,233,372
Documents	81,100,874
Mortgage loans	61,905,907
Pledge loans	9,581,277
Personal loans	142,529,651
Credit cards	190,779,144
Financial leases	1,386,801
Other (1)	58,724,617
Other debt securities	599,594,038	129,866,730		129,866,730
Financial assets delivered as guarantee	30,096,021
Investments in equity instruments			705,940	20,957		684,983
Total Financial Assets	1,573,219,125	129,866,730	197,535,154	325,611,916	23,706	1,766,262

(1) Includes totals provisions of sector.

- 184 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P
(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

			Fair value through P/L
		Fair value	Obligatory	Fair value hierarchy
Item	Amortized cost	through OCI	measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	109,952,253
From the financial sector	1,653,447
From the non-financial private sector and foreign residents
Checking accounts	149,669,947
Savings accounts	422,308,756
Time deposits and Investment accounts	568,401,965
Other	35,903,576
Derivative financial instruments			2,371	2,371
Other financial liabilities	114,905,708
Financing received from Central Bank and other financial institutions	2,448,871
Issued corporate bonds	3,003,738
Subordinated corporate bonds	72,274,386
Total Financial Liabilities	1,480,522,647		2,371	2,371

- 185 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	51,860,984
Financial institutions	275,045,306
Other	12,519
Debt securities at fair value through profit or loss			55,120,422	52,945,063		2,175,359
Derivative financial instruments			2,524	771	1,753
Repo transactions
BCRA	61,176,357
Other financial assets	50,746,847		60,427			60,427
Loans and other financing
To the non-financial government sector	4,628,306
Other financial institutions (1)	2,941,876
To the non financial private sector and foreign residents
Overdrafts	47,465,357
Documents	82,408,943
Mortgage loans	81,213,071
Pledge loans	14,727,607
Personal loans	190,678,438
Credit cards	184,981,594
Financial leases	931,091
Other (1)	77,842,533
Other debt securities	46,838,533	501,375,317		274,599,027	226,776,290
Financial assets delivered as guarantee	34,470,761
Investments in equity instruments			4,138,309	24,267		4,114,042
Total Financial Assets	1,207,970,123	501,375,317	59,321,682	327,569,128	226,778,043	6,349,828

(1) Includes totals provisions of sector.

- 186 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P
(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	109,868,280
From the financial sector	1,872,336
From the non-financial private sector and foreign residents
Checking accounts	187,256,260
Savings accounts	363,243,763
Time deposits and Investment accounts	446,801,428
Other	30,618,411
Derivative financial instruments			4,933		4,933
Other financial liabilities	114,974,304
Financing received from Central Bank and other financial institutions	852,127
Issued corporate bonds	5,825,893
Subordinated corporate bonds	81,844,664
Total Financial Liabilities	1,343,157,466		4,933		4,933

- 187 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
AS OF DECEMBER 31, 2022 AND 2021
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Net financial Income/(Loss)
	Mandatory measurement
Items	12/31/2022	12/31/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	32,908,643	34,786,176
Gain from private securities	737,035	686,775
Gain from derivative financial instruments
Forward transactions	752,927
Loss from other financial assets	(40,622)	(31,121)
Gain from equity instruments at fair value through profit or loss	1,551,421	301,958
Gain from sales or decreases of financial assets at fair value (1)	2,235,092	1,304,746
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions		(182,453)
Total	38,144,496	36,866,081

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

- 188 -	Delfín Jorge Ezequiel Carballo Chairperson

  EXHIBIT Q

  (Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

	Net financial income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	12/31/2022	12/31/2021
Interest income
for cash and bank deposits	400,116	25,671
for government securities	208,959,332	14,675,565
for private securities	193,000	589,973
for loans and other financing
Non-financial public sector	1,513,955	3,536,708
Financial sector	535,913	1,316,785
Non-financial private sector
Overdrafts	25,399,139	15,724,479
Documents	25,572,829	18,258,697
Mortgage loans	37,615,857	29,769,779
Pledge loans	2,976,314	2,071,559
Personal loans	89,374,385	93,771,253
Credit cards	40,706,936	28,395,069
Financial leases	344,665	164,409
Other	26,883,876	30,173,720
for repo transactions
Central Bank of Argentina	12,635,845	16,524,973
Other financial institutions	648,984	102,614
Total	473,761,146	255,101,254
Interest expenses
for Deposits
Non-financial Private sector
Checking accounts	(15,477,783)	(2,563,967)
Saving accounts	(3,807,897)	(2,409,161)
Time deposits and investments accounts	(280,598,419)	(169,981,631)
for financing received from Central Bank of Argentina and other financial institutions	(505,837)	(304,567)
for repo transactions
Other financial institutions	(975,643)	(573,796)
for other financial liabilities	(93,818)	(41,779)
for issued corporate bonds	(259,358)	(1,679,267)
for other subordinated corporate bonds	(4,628,154)	(6,321,129)
Total	(306,346,909)	(183,875,297)

- 189 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2022 AND 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair	Income of the fiscal year	Other comprehensive income	Income of the fiscal year	Other comprehensive income
value through other comprehensive income	12/31/2022	12/31/2022	12/31/2021	12/31/2021
for debt government securities	138,144,192	(2,780,142)	183,460,212	1,312,537
Total	138,144,192	(2,780,142)	183,460,212	1,312,537

	Income of the fiscal year
Items	12/31/2022	12/31/2021
Commissions income
Commissions related to obligations	42,578,518	39,656,048
Commissions related to credits	423,581	317,795
Commissions related to loans commitments and financial guarantees	10,385	11,711
Commissions related to securities value	610,305	552,621
Commissions to credit cards	25,186,364	24,313,013
Commissions to insurances	4,226,128	4,450,781
Commissions related to trading and foreign exchange transactions	1,586,074	1,777,504
Total	74,621,355	71,079,473
Commissions expenses
Commissions related to trading with debt securities	(1)
Commissions related to trading and foreign exchange transactions	(249,774)	(298,075)
Other
Commissions paid ATM exchange	(3,795,993)	(3,940,669)
Checkbooks commissions and clearing houses	(1,385,594)	(1,231,636)
Credit cards and foreign trade commissions	(714,174)	(717,934)
Total	(6,145,536)	(6,188,314)

- 190 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Movements between stages of the fiscal year
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2022
Other financial assets	51,518	83,398			(43,875)	91,041
Loans and other financing	18,759,417	2,353,232	(2,457,152)	1,334,983	(9,000,604)	10,989,876
Other financial institutions	7,111	4,355			(3,325)	8,141
To the non-financial private sector and foreign residents
Overdrafts	1,379,210	263,130	4,475	(555,527)	(564,556)	526,732
Documents	1,873,117	(36,800)	(457,508)	19,672	(837,807)	560,674
Mortgage loans	3,892,318	283,428	(2,423,987)	853,110	(1,410,953)	1,193,916
Pledge loans	240,677	93,647	(17,479)	(13,082)	(114,124)	189,639
Personal loans	4,831,973	993,152	528,409	547,543	(2,753,411)	4,147,666
Credit cards	3,146,400	664,224	532,864	319,120	(1,896,823)	2,765,785
Financial leases	28,477	13,196	36	(4,696)	(15,377)	21,636
Other	3,360,134	74,900	(623,962)	168,843	(1,404,228)	1,575,687
Eventual commitments	648,549	424,385	95,930		(482,340)	686,524
Other debt securities	1,057	387			(648)	796
Total allowances	19,460,541	2,861,402	(2,361,222)	1,334,983	(9,527,467)	11,768,237

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2021

(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency as of December 31, 2022)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	55,651	17,093			(21,226)	51,518
Loans and other financing	29,472,082	(4,751,539)	988,051	2,782,390	(9,731,567)	18,759,417
Other financial institutions	48,844	(30,322)			(11,411)	7,111
To the non-financial private sector and foreign residents
Overdrafts	2,016,222	236,806	133,387	(508,956)	(498,249)	1,379,210
Documents	1,571,917	509,591	350,713	14,226	(573,330)	1,873,117
Mortgage loans	2,213,852	96,637	2,097,718	353,688	(869,577)	3,892,318
Pledge loans	395,007	(5,495)	(77,549)	66,956	(138,242)	240,677
Personal loans	8,367,154	(1,610,238)	(648,480)	2,110,841	(3,387,304)	4,831,973
Credit cards	9,964,088	(3,449,300)	(1,518,902)	879,522	(2,729,008)	3,146,400
Financial leases	29,542	19,834	(8)	(12,572)	(8,319)	28,477
Other	4,865,456	(519,052)	651,172	(121,315)	(1,516,127)	3,360,134
Eventual commitments	50,593	600,419	88,726		(91,189)	648,549
Other debts securities	3,949	(2,108)			(784)	1,057
Total allowances	29,582,275	(4,136,135)	1,076,777	2,782,390	(9,844,766)	19,460,541

- 191 -	Delfín Jorge Ezequiel Carballo Chairperson

EARNING DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2022

(Translation of Financial Statements originally issued in Spanish - See Note 48 to the consolidated Financial Statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	203,171,939
To legal retained reserve	(8,607,704)
Adjustments (Point 2.3. of BCRA rules regarding "Earnings distribution") (2)	(6,145,736)
SUBTOTAL 1	188,418,499
Adjustments (Point 2.1. of BCRA rules regarding “Earnings distribution") (2)	(816,164)
SUBTOTAL 2	187,602,335

DISTRIBUTABLE AMOUNT (3)	187,602,335

(1)	Includes normative reserve for future distribution of earnings amounting to 159,996,814 (See aditionally Note 34).
(2)	See note 43 to the Separate Financial Statements.
(3)	The earnings distribution will be admitted, provided that the minimum cash requirement, on average (in pesos or foreign currency) is lower be shorter than the closing date position or the projected one, considering the earnings distribution effects.

The Board of Directors will evaluate in due time the proposed use to be given to profit, which shall be submitted for Shareholders’ Meeting consideration.

Daniel H. Violatti	Gustavo A. Manriquez	Delfín Jorge
Accounting	General management	Ezequiel Carballo
Manager		Chairperson

- 192 -	Delfín Jorge Ezequiel Carballo Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 24, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer